Exhibit 99.1

For Ministry Use Only	Ontario Corporation Number
Á l’usage exclusif du ministére	Numéro de la sociétéen Ontario

373074

Form 5
Business
Corporations
Act
Formule 5
Loi sur les
sociétés par
action

07120E (06/2007)
RESTATED ARTICLES OF INCORPORATION
STATUTS CONSTITUTIFS MIS À JOUR

1.	The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la compagnie: (Écrire en LETTRES MAJUSCULES SEULEMENT)

T	H	O	M	S	O	N	R	E	U	T	E	R	S	C	O	R	P	O	R	A	T	I	O	N

2.	Date of incorporation/amalgamation.
Date de la constitution ou de la fusion.

1977 December 28

Year, Month, Day / année, mois, jour

3.	The address of the registered office is:
Adresse du siège social:

Suite 2706, Toronto Dominion Bank Tower, Toronto Dominion Centre

Street & Number or R.R. Number & if Multi-Office Building give Room No. /
Rue et numéro ou numéro de la R.R. et, s’il s’agit d’un édifice à bureaux, numéro du bureau

Toronto,	ONTARIO	M	5	K	1	A	1

(Name of Municipality or Post Office) /		(Postal Code)/(Code Postal)
(Nom de la municipalité ou du bureau de poste)

Name of Municipality, Geographic Township	dans le/la	County, District or Regional Municipality
Nom de la municipalité, du canton		Comté, district, municipalité régionale

4.	Number of directors is:	Fixed number	OR or minimum and maximum number	5	20
	Nombre d’administrateurs:	Nombre fixe	OU ou nombres minimal et maximal

5.	The director(s) is/are: / Administrateur(s):

First name, middle name & surname	Address for service, giving Street & No. or R.R. No., Municipality	Resident Canadian
Prénom, autres prénoms et nom de famille	and Postal Code	State Yes or No
	Domicile élu, y compris la rue et le numéro, le numéro de la R.R.,	Résident Canadien
	ou le nom de la municipalité et le code postal	Oui/Non

David Thomson	65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8	YES

W. Geoffrey Beattie	65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8	YES

Niall FitzGerald KBE	The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP United Kingdom	No

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07120E (06/2007)
Schedule

5. The director(s) is/are: / Administrateur(s):

First name, middle name & surname	Address for service, giving Street & No. or R.R. No., Municipality	Resident Canadian
Prénom, autres prénoms et nom de famille	and Postal Code	State Yes or No
	Domicile élu, y compris la rue et le numéro, le numéro de la R.R.,	Résident Canadien
	ou le nom de la municipalité et le code postal	Oui/Non

Thomas H. Glocer	3 Times Square, New Yotk, NY 10036 U.S.A	No

Mary Cirillo	535 Fifth Avenue, 14th Floor, New York, NY 10017 U.S.A	No

Steven A. Denning	3 Pickwick Plaza, Greenwich, Ct 06830 U.S.A	No

Lawton Fitt	3 Times Square, New York, NY 10036 U.S.A.	No

Roger L. Martin	105 St George Street, 3rd Floor, Toronto, ON M5S 3E5	Yes

Sir Deryck C. Maughan	9 West 57th Street, New York, NY 10019 U.S.A	No

Kenneth A. Olisa	Linen Hall, Suite 446, 162-168 Regent Street, London W1B 5TE United Kingdom	No

Richard L. Olver	Stirling Square, 6 Carlton Gardens, London SW1Y 5AD United Kingdom	No

Vance K. Opperman	225 South Sixth Street, #5200, Minneapolis, MN 55402 U.S.A.	No

John M. Thompson	66 Wellington Street West, 4th Floor, Toronto ON M5K IA2	Yes

Peter J. Thomson	65 Queen Street West, Suite 2400, Toronto ON M5H 2M8	Yes

John A. Tory	65 Queen Street West, Suite 2400, Toronto ON M5H 2M8	Yes

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07120E (06/2007)
6.	Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. Limites, s’il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.

None.

7.	The classes and any maximum number of shares that the corporation is authorized to issue: Catégories et nombre maximal, s’il y a lieu, d’actions que la compagnie est autorisée à émettre:

Section 1.1 of the attached Schedule A is incorporated in this form.

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07120E (06/2007)
8.	Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s’il y a lieu, rattachés à chaque catégorie d’actions et pouvoirs des administrateurs relatifs à chaque catégorie d’actions qui peut être émise en série:

Section 1.2 through Section 1.7 of the attached Schedule A are incorporated in this form.

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07120E (06/2007)
9.	The issue, transfer or ownership of shares is restricted and the restrictions (if any) are as follows:
L’émission, le transfert ou la propriété d’actions est/n’est pas restreint. Les restrictions, s’il y a lieu, sont les suivantes:

Subsections 1.5.5, 1.6.4 and 1.7.4 of the attached Schedule A are incorporated in this form.

10.	Other provisions, (if any): Autres dispositions, s’il y a lieu:

Article 2 through Article 8 of the attached Schedule A are incorporated in this form.

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07120E (06/2007)

11.	These restated articles of incorporation correctly set out the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation and all the amendments thereto.

Les présents statuts mis à jour énoncent correctement les dispositions correspondantes des statuts constitutifs telles qu’elles sont modifiées et remplacent les statuts constitutifs et les modifications qui y ont été apportées.

These articles are signed in duplicate. Les présents status sont signés en double exemplaire.

THOMSON REUTERS CORPORATION

Name of Corporation/Dénomination sociale de la compagnie

By:/
Par

/s/ David Thomson

Signature / Signature

David Thomson

Print name of signatory / Nom du signataire en lettres moulées

Chairman

Description of Office / Fonction
These articles must be signed by an officer or director of the corporation (e.g. president, secretary)
Ces statuts doivent étre signés par un administateur ou un dirigeant de la société (p. ex. : président, secrétaire).

7

SCHEDULE A

TABLE OF CONTENTS

ARTICLE 1.
CAPITALIZATION	1
1.1 Capitalization	1
1.2 Common Shares	1
1.3 Preference Shares	2
1.4 Cumulative Redeemable Floating Rate Preference Shares, Series II	3
1.5 Special Voting Share	12
1.6 The Reuters Founders Share	14
1.7 Equalization Share	30

ARTICLE 2.
MANAGEMENT OF THE CORPORATION	31
2.1 Constitution of the Board of Directors	31
2.2 Management Generally	31
2.3 Management in relation to the Equalization and Governance Agreement	31
2.4 Observance of Reuters Trust Principles	32

ARTICLE 3.
THOMSON REUTERS NEWS SERVICES	32
3.1 Entitlement to Receive Thomson Reuters News Services	32

ARTICLE 4.
AMENDMENTS TO ARTICLES	33
4.1 Joint Electorate Action Amendments	33
4.2 Class Rights Action Amendments	33
4.3 Amendments upon Termination of Equalization and Governance Agreement	33

ARTICLE 5.
CASH DISTRIBUTIONS	34
5.1 Equalization Payment	34
5.2 Timing of Cash Distribution	34

ARTICLE 6.
INSOLVENCY	35
6.1 TR PLC Insolvency	35
6.2 Corporation Insolvency	36
6.3 Corporation and TR PLC Insolvency	36
6.4 Interpretation	37

ARTICLE 7.
TAKE-OVER BIDS	37
7.1 Equivalent Treatment Principle	37

7.2 Qualifying Take-Over Bids	38

ARTICLE 8.
INTERPRETATION	40
8.1 Headings	40
8.2 References to Articles	40
8.3 Acting Jointly or in Concert	40
8.4 Deemed Beneficial Ownership	41
8.5 Determinations of the Board	42
8.6 Definitions	42
ii

ARTICLE 1.
CAPITALIZATION
1.1 Capitalization
The Corporation is authorized to issue:
(a)	an unlimited number of common shares (“Common Shares”);

(b)	an unlimited number of preference shares, issuable in series (“Preference Shares”);

(c)	one special voting share (the “Special Voting Share”);

(d)	one Reuters founders share (the “Reuters Founders Share”); and

(e)	one equalization share (the “Equalization Share”).
1.2 Common Shares
The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

1.2.1	Notice of Meetings and Voting Rights

Except for meetings of holders of a particular class or series of shares other than the Common Shares required by Applicable Laws to be held as a separate class or series meeting, the holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and at any such meeting to vote, together with (except at meetings of holders of Common Shares required by Applicable Laws to be held as a separate class meeting) the holder of the Special Voting Share, on all matters submitted to a vote on the basis of one vote for each Common Share held.

1.2.2	Dividends

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares and to Applicable Laws, the holders of the Common Shares shall be entitled to receive and the Corporation shall pay thereon, if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine.

1.2.3	Liquidation, Dissolution and Winding Up

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, upon the liquidation, dissolution or winding up of the

Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to share equally, according to the number of Common Shares held by them, in all remaining property and assets of the Corporation.
1.3 Preference Shares
The rights, privileges, restrictions and conditions attaching to the Preference Shares are as follows:

1.3.1	Each series of preference shares without par value (“Preference Shares”) shall consist of such number of shares as shall before issuance thereof be fixed by the directors who shall at the same time determine the designation, rights, privileges, restrictions and conditions attaching to the Preference Shares of each such series including, without limiting the generality of the foregoing, the rate of preferential dividends, whether dividends shall be cumulative or non-cumulative, the dates of payment thereof, whether the shares shall be redeemable and if so the redemption price and the terms and conditions of redemption, any voting rights, any conversion rights, any sinking fund, purchase fund or other provisions attaching thereto, and the amount payable on return of capital in the event of the liquidation, dissolution or winding up of the Corporation.

1.3.2	The Preference Shares shall be entitled to a preference over the common shares without par value and any other shares of the Corporation ranking junior to the Preference Shares with respect to the payment of dividends and all amounts payable on return of capital in the event of the liquidation, dissolution or winding up of the Corporation but shall not have any further right to participate in profits. The Preference Shares of any series shall be entitled to such other preferences over the common shares without par value and any other shares ranking junior to the Preference Shares as may be determined by the directors when authorizing the respective series.

1.3.3	The holders of the Preference Shares shall not be entitled to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation and shall not be entitled to vote separately as a class or as a series thereof upon any proposal to amend the articles of the Corporation to change the maximum number of the shares of any class or series thereof, or to effect an exchange, reclassification or cancellation of the Preference Shares or any series thereof, or to create a new class of shares or series thereof having rights or privileges equal or superior to the Preference Shares or any series thereof; provided, however, that notwithstanding the foregoing provisions of this subsection 1.3.3:

(a)	the holders of any series of the Preference Shares shall be entitled to receive notice of and to vote at meetings of shareholders of the Corporation to the extent specifically provided in the rights and privileges to be attached to such series,

(b)	the holders of the Preference Shares or of any series thereof shall be entitled to vote separately as a class or as a series in respect of any matter for which a separate vote is specifically provided in the Business Corporations Act, 1982 or any successor statute thereto, other than in respect of a proposal to amend the articles in a manner as hereinbefore in this subsection 1.3.3 specified, and

(c)	the holders of the Preference Shares shall be entitled to receive notice of a meeting of shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.
1.4 Cumulative Redeemable Floating Rate Preference Shares, Series II
               The second series of Preference Shares shall consist of 6,000,000 shares which shall be designated as Cumulative Redeemable Floating Rate Preference Shares, Series II (hereinafter called the “Series II Preference Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:
1.4.1	Consideration for Issue

The consideration for the issue of each Series II Preference Share shall be $25.00.

1.4.2	Dividends
(a)	Definitions. Where used in these share provisions, the following terms shall have the following meanings, respectively:

“Banks” means collectively, The Royal Bank of Canada, The Toronto-Dominion Bank and The Bank of Nova Scotia (or, alternatively, with respect to any such bank, if another bank has merged with or becomes a successor to the business of such bank, such other bank), and the term “Bank” means one of the Banks.

“Daily Prime Rate” means for any Bank, for any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest on Canadian dollar loans made by such Bank to customers in Canada and designated by such Bank as its prime rate.

“Daily Prime Rate of the Banks” means, for any day, the arithmetic average (rounded to the nearest one one-thousandth of one percent

(0.001%)) of the Daily Prime Rates for such day for each of the Banks for which there is a Daily Prime Rate for such day or, if there is no Bank for which there is a Daily Prime Rate for such day, the annual rate which is 1.5% above the average yield, expressed as an annual rate, on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the last tender of such Treasury Bills held on a day preceding such day.

“Dividend Payment Date” means the last day of March, June, September and December in each calendar year from and including 1987.

“Initial Issue Date” means the first date on which there is at least one Series II Preference Share issued and outstanding.

“Prime Rate” means, for any period, the arithmetic average (rounded to the nearest one one-hundredth of one percent (0.01%)) of the Daily Prime Rates of the Banks for each day during such period.

“Quarterly Dividend Period” means the period from and including the Initial Issue Date to and including March 31, 1987 and each period thereafter which commences on a day immediately following a Dividend Payment Date and ends on the first Dividend Payment Date after such day.

“Quarterly Dividend Rate” means, with respect to any Quarterly Dividend Period, that proportion of seventy percent (70%) of the Prime Rate for the period commencing with the first day of such Quarterly Dividend Period and ending on the 15th day of the last calendar month during such Quarterly Dividend Period which the number of days in such Quarterly Dividend Period bears to 365 or, if such last calendar month falls in a leap year, 366.
1.4.3	Dividends
(a)	Payment of Dividends. The holders of the Series II Preference Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors of the Corporation, out of monies of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date, in an amount per Series II Preference Share equal to the amount obtained when the Quarterly Dividend Rate with respect to the Quarterly Dividend Period in which such Dividend Payment Date falls is multiplied by $25.00.

(b)	Method of Payment. Dividends (less any tax required to be withheld by the Corporation) on the Series II Preference Shares shall be paid by cheque payable at par in lawful money of Canada at any branch in

Canada of the Corporation’s bankers for the time being, mailed to the registered holders of the Series II Preference Shares by prepaid first class mail addressed to each such holder at his address as it appears on the books of the Corporation, or in the event of the address of such holder not so appearing, to the address of such holder last known to the Corporation, or by any other reasonable means the Corporation deems desirable. The mailing of such cheque from the Corporation’s registered office, or the principal office in Toronto of the registrar or transfer agent for the Series II Preference Shares, or the payment by such other reasonable means as the Corporation deems desirable, shall be deemed to be payment of the dividends represented thereby unless the cheque is not paid upon presentation or payment by such other means is not received. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were payable shall be forfeited to the Corporation.

(c)	Cumulative Payment of Dividends. If on any Dividend Payment Date the dividends payable on such date as provided in subsection 1.4.3(a) are not paid in full on all of the Series II Preference Shares then outstanding, such dividends, or the unpaid part thereof, which for all purposes hereof shall until paid be considered to be dividends accrued and unpaid, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series II Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

(d)	Calculation of Certain Accrued and Unpaid Dividends. For all purposes hereof, dividends shall accrue on a day-to-day basis and the amount of accrued and unpaid dividends upon a Series II Preference Share on or to any date (the “Relevant Date”) is the amount of dividends considered then to be accrued and unpaid in accordance with subsection 1.4.3(c) plus, if the Relevant Date is not a Dividend Payment Date, the amount of dividends accrued and unpaid with respect to the period commencing on the day after the immediately preceding Dividend Payment Date (or, if there has been no such date, on the Initial Issue Date) and ending on the Relevant Date, and the amount of dividends accrued and unpaid with respect to such latter period is the amount obtained when:
(i)	$25.00 multiplied by seventy percent (70%) of the Prime Rate for that portion of such period which excludes the last seven days thereof (or, if there is no such portion, for the period of seven days ending seven days before the Relevant Date) is multiplied by

(ii)	the quotient obtained when the number which is one less than the number of days in such period is divided by 365 or, if the calendar year in which the Relevant Date falls is a leap year, by 366.
1.4.4	Redemption
(a)	At the Option of the Corporation. The Series II Preference Shares shall not be redeemable at the option of the Corporation on or prior to December 30, 1989. After December 30, 1989, but subject to the provisions hereof, the Corporation at its option may, upon giving notice as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series II Preference Shares, on payment for each share to be redeemed at the following price:

If redeemed in the 12 months ending December 30	Price
1990	$25.50
1991	25.25
1992 and thereafter	25.00
in each case together with all accrued and unpaid dividends thereon (the applicable aforesaid price plus such accrued and unpaid dividends are hereinafter collectively referred to as the “Redemption Price”). Any Series II Preference Shares redeemed pursuant to this subsection 1.4.4(a) shall be cancelled and not reissued.

If the Corporation desires to redeem only part of the outstanding Series II Preference Shares, the Series II Preference Shares so to be redeemed shall be selected by lot or in such other manner as the directors of the Corporation may in their sole and absolute discretion determine to be equitable, including without limitation, if the directors of the Corporation so determine, pro rata (disregarding fractions) in proportion to the number of Series II Preference Shares held by each of the holders thereof.

If a part only of the Series II Preference Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.
(b)	Manner of Redemption. In the case of any redemption of Series II Preference Shares pursuant to subsection 1.4.4(a) hereof, the Corporation shall, at least 30 days prior to the date fixed for such redemption (the “Redemption Date”), give notice in writing to each person who at the date of the giving of such notice is the registered holder of Series II Preference Shares to be redeemed of the intention of the Corporation to redeem such Series II Preference Shares. Such notice shall set out the Redemption Date, the Redemption Price, the number of Series II Preference Shares held by the person to whom it is addressed which are to be redeemed and the place or places within Canada at which holders of Series II Preference Shares may present and surrender such shares for redemption.

(c)	Such notice shall be validly and effectively given if delivered personally to the registered holder of the Series II Preference Shares for whom it is intended or if mailed by prepaid first class mail addressed to such holder at his address as it appears on the books of the Corporation or, in the event of the address of such holder not so appearing, to the address of such holder last known to the Corporation; provided, however, that the accidental failure or omission to give such notice as aforesaid to one or more of such holders shall not affect the validity of the redemption, but upon such failure or omission being discovered, notice shall be given forthwith to such holder or holders as aforesaid and shall have the same force and effect as if given in due time. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to the holders of Series II Preference Shares by means of publication once in each of two successive weeks in the Report on Business section of the National Edition of the Globe and Mail or one or more other daily newspapers of general and national circulation in Canada.

(d)	On and after the Redemption Date, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series II Preference Shares so called for redemption the Redemption Price for such Series II Preference Shares on presentation and surrender, at any place at which the Series II Preference Shares may be transferred or at such other place or places within Canada as may be designated in such notice, of the certificate or certificates representing the Series II Preference Shares called for redemption. Payment of the Redemption Price (less any tax required to be withheld by the Corporation) shall be made by cheque payable at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being delivered personally to the registered holder of the Series II Preference Shares for whom it is intended or mailed by prepaid first class mail addressed to such holder at the address of such holder as it appears on the books of the Corporation or, in the event of the address of such holder not so appearing, to the address of such holder last known to the Corporation. Unless such cheque is not paid on presentation, the delivery or mailing of such payment shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to a holder of Series II Preference Shares so called for redemption. From and after the Redemption Date, the Series II Preference Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holder of any Series II Preference Shares called for redemption shall not be entitled to exercise any of the rights of a shareholder in respect thereof except to receive the Redemption Price therefor, provided that if payment of such Redemption Price is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holder shall remain unaffected.
(e)	The Corporation shall have the right, at any time after giving notice of its intention to redeem any Series II Preference Shares as aforesaid, to deposit the aggregate Redemption Price of the Series II Preference Shares so called for redemption, or of such of the said Series II Preference Shares as are represented by certificates which have at the date of such deposit not been surrendered by the holders thereof in connection with such redemption, in a special account in any chartered bank or trust company in Canada, to be paid without interest to or to the order of the respective holders of the Series II Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such Series II Preference Shares, provided such bank or trust company has been identified as a place at which Series II Preference Shares are to be presented and surrendered for redemption in the notice of redemption given by the Corporation or is so identified in another notice given by the Corporation to the holders of Series II Preference Shares as aforesaid prior to such deposit. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Series II Preference Shares in respect of which such deposit shall have been made shall be deemed to be and shall be redeemed and the rights of the holders thereof shall be limited to receiving without interest their proportionate part of the funds so deposited upon presentation and surrender of the certificates representing the Series II Preference Shares held by them respectively being redeemed. Any interest allowed on any such deposit shall belong to the Corporation. Any such funds not claimed by and paid to holders of Series II Preference Shares within six years after the date of deposit shall be repaid to the Corporation on demand and thereafter the holders of the Series II Preference Shares in respect of which such funds were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the funds due in respect of such Series II Preference Shares from the Corporation.
1.4.5	Purchase for Cancellation

Subject to insolvency provisions and other provisions of applicable law and to the provisions hereof, the Corporation may at any time or times purchase for cancellation the whole or any part of the outstanding Series II Preference Shares at any price but not exceeding a price per share equal to $25.50 plus an amount equal to all accrued and unpaid dividends thereon to the date of purchase if such shares are purchased on or prior to December 30, 1989 or, if such shares are purchased after December 30, 1989, at a price per share equal to the applicable Redemption Price at the time of purchase, plus in each case costs of purchase. Any Series II Preference Shares purchased pursuant to this subsection 1.4.5 shall be cancelled and not reissued.

1.4.6	Restrictions on Dividends and Retirement of Shares

So long as any of the Series II Preference Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series II Preference Shares given as hereinafter specified:
(a)	declare or pay or set apart for payment any dividends on the common shares or on any other shares of the Corporation ranking junior to the Preference Shares (other than stock dividends payable in any shares of the Corporation ranking junior to the Preference Shares);

(b)	redeem, purchase or otherwise pay off or retire for value or make any capital distribution in respect of the common shares or any other shares of the Corporation ranking junior to the Preference Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Preference Shares);

(c)	redeem, purchase or otherwise pay off or retire for value less than all the Series II Preference Shares then outstanding; or

(d)	redeem, purchase or otherwise pay off or retire for value or make any capital distribution in respect of any shares ranking on a parity with the Preference Shares (except in connection with the fulfilment of any mandatory redemption or purchase obligation or with the exercise of any retraction privilege attaching thereto);
unless in each such case all dividends on the Series II Preference Shares, on all other series of the Preference Shares and on all other shares of the Corporation ranking as to dividends on a parity with the Preference Shares accrued up to and including the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

1.4.7	Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, the holders of the Series II Preference Shares shall be entitled to receive from the assets of the Corporation an amount equal to $25.50 for each Series II Preference Share held by them respectively plus an amount equal to all accrued and unpaid dividends thereon if payment is made on or prior to December 30, 1989, or if payment is made thereafter, an amount per share equal to the applicable Redemption Price per share at the time of payment, the whole before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of common shares of the Corporation or of any other shares of the Corporation ranking junior to the Preference Shares. After payment to the holders of the Series II Preference Shares of the amounts so payable to them (less any tax required to be withheld by the Corporation), they shall not be entitled to share in any further distribution of the assets of the Corporation.

1.4.8	Voting Rights and Notice of Meetings

Except as specifically provided by law or as otherwise provided herein, the holders of the Series II Preference Shares shall not be entitled as such to receive notice of or to attend or to vote at any meetings of shareholders of the Corporation unless and until the Corporation at any time or from time to time has failed to pay in full eight dividends payable on Dividend Payment Dates on the Series II Preference Shares as contemplated by the terms hereof, whether or not such eight Dividend Payment Dates are consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Series II Preference Shares remain in arrears, the holders of the Series II Preference Shares shall be entitled to receive notice of, to attend and to vote at all meetings of shareholders of the Corporation, other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, on the basis of one vote for each Series II Preference Share held.

1.4.9	Determinations and Further Definitions

In the event that any date on which any dividend on the Series II Preference Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding date that is a Business Day.

For the purposes of these share provisions:
(a)	“Articles” means the articles of incorporation of the Corporation, including any amendments thereto;

(b)	“Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located; and

(c)	unless the context expressly provides otherwise the words “in priority to”, “on a parity with” and “junior to” or like words have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.
1.4.10	Modifications

So long as any of the Series II Preference Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series II Preference Shares given as hereinafter specified, amend the Articles to:
(a)	increase the number of authorized Series II Preference Shares or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Preference Shares;

(b)	effect an exchange, reclassification or cancellation of, or add to, remove or change any rights, privileges, restrictions or conditions attaching to, the Series II Preference Shares; or

(c)	create a new class or series of shares having rights or privileges equal or superior to the Series II Preference Shares other than additional series of the Preference Shares.
1.4.11	Approval of Holders of Series II Preference Shares

Any approval of the holders of the Series II Preference Shares with respect to any and all matters referred to herein or any other matter requiring the consent or approval of the holders of the Series II Preference Shares may be given by resolution signed by all the holders of outstanding Series II Preference Shares or passed by the affirmative vote of at least 2/3 of the votes cast by the holders of Series II Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series II Preference Shares duly called for that purpose. The quorum for any such meeting shall be, for the purpose only of opening such meeting, two holders of Series II Preference Shares present in person or represented by proxy, and for all other purposes the holders of a majority of the outstanding Series II Preference Shares present in person or represented by proxy, provided that if at any such meeting the holders of a majority of the outstanding Series II Preference Shares are not present in person or represented by proxy within 1/2 hour after the time appointed for such meeting, such meeting shall be adjourned to such date being not less than 15 days nor more than 30 days later and to such time and place as may be appointed by the chairman of the meeting and not less than seven days’ notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called, and at such adjourned meeting two holders of Series II Preference Shares present in person or represented by proxy shall constitute a quorum and those holders of Series II Preference Shares present in person or represented by proxy may transact the business for which the meeting was originally called. The proxy rules applicable to, the formalities to be observed in respect of the giving of notice of and the formalities to be observed in respect of the conduct of any such meeting or adjourned meeting shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the Business Corporations Act, 1982 (Ontario) as the same may be amended from time to time. At any meeting of holders of Series II Preference Shares, each Series II Preference Share shall entitle the holder thereof to one vote.
1.5 Special Voting Share
The rights, privileges, restrictions and conditions attaching to the Special Voting Share are as follows:

1.5.1	Notice of Meetings and Voting Rights
(a)	Subject to subsection 1.5.2, except for meetings of the holders of a particular class or series of shares other than the Special Voting Share required by Applicable Laws to be held as a separate class or series meeting, the holder of the Special Voting Share shall be entitled to receive notice of and to attend (through a duly authorized representative) or be represented by proxy at all meetings of the shareholders of the Corporation and at any such meeting to vote, together with (except at meetings of the holder of the Special Voting Share required by Applicable Laws to be held as a separate class meeting) the holders of the Common Shares, on all matters submitted to a vote. On each such matter, the holder of the Special Voting Share shall be entitled to exercise the following voting rights:
(i)	in relation to a resolution of the Corporation to approve a Joint Electorate Action, the rights:
(A)	to cast such number of votes in favour of such resolution as were cast in favour of the Equivalent Resolution by holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting (for the avoidance of doubt, if shareholders of the Corporation do not have a means to cast votes against a resolution, votes cast against the Equivalent Resolution by holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting shall be treated as votes withheld for the purposes of this subsection 1.5.1(a)(i));

(B)	to cast such number of votes against such resolution as were cast against the Equivalent Resolution by holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting;

(C)	to withhold such number of votes from such resolution as were withheld from the Equivalent Resolution by holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting; and

(D)	to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of the Equivalent Resolution by holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting;
in each case multiplied by the Equalization Ratio in effect at the time such rights are exercised and rounded up to the nearest whole number, and provided that, for greater certainty, if the holder of the Special Voting Share exercises its voting rights in relation to any such resolution, it shall be required to exercise all, but not less than all, of such voting rights;

(ii)	in relation to a resolution of the Corporation to approve a Class Rights Action:
(A)	if the Equivalent Resolution was approved by the requisite number (as determined in accordance with the TR PLC Articles and Applicable Laws) of the holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting, no right to cast any vote; and

(B)	if the Equivalent Resolution was not approved by the requisite number (as determined in accordance with the TR PLC Articles and Applicable Laws) of the holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting, the right to cast such number of votes against such resolution as would be sufficient to defeat it;
(iii)	in respect of any Procedural Resolution, no right to cast any vote; and

(iv)	in respect of any resolution pertaining to any matter on which the holder of the Special Voting Share is required by Applicable Laws to vote separately as a class, the right to cast one vote.
1.5.2	Adjustments
(a)	For the purposes of determining the number of votes the holder of the Special Voting Share is entitled to cast pursuant to clauses (A), (B), (C) and (D) of subsection 1.5.1(a)(i), in the event that the holder of the TR PLC Reuters Founders Share has exercised its voting rights pursuant to Section 7.2 of the TR PLC Articles in relation to an Equivalent Resolution, each vote cast in favour of or against that Equivalent Resolution, withheld therefrom or recorded as an abstention in respect thereof at the Parallel Shareholder Meeting by a TR PLC Acquiring Person shall be divided by one hundred.

(b)	At all times when the holder of the TR PLC Reuters Founders Share is entitled to exercise voting rights pursuant to Section 12.8 of the TR PLC Articles, the holder of the Special Voting Share shall be entitled, in relation to a resolution of the Corporation to approve a Joint Electorate Action, to exercise the right to cast such number of votes in favour of and against such resolution, to withhold such number of votes therefrom and to abstain from voting such number of votes in respect thereof as were cast in favour and against the Equivalent Resolution, withheld therefrom or recorded as abstentions in respect thereof, respectively, by the holder of the TR PLC Reuters Founders Share at the Parallel Shareholder Meeting. For avoidance of doubt, the rights of the holder of the Special Voting Share pursuant to this subsection 1.5.2(b) are in addition to, and shall be deemed to be exercised by the holder of the Special Voting Share upon the exercise of, its other rights pursuant to subsection 1.5.1(a)(i).
1.5.3	Dividends

The holder of the Special Voting Share shall not have the right to receive any dividends declared by the Corporation.

1.5.4	Liquidation, Dissolution and Winding Up

The holder of the Special Voting Share shall not be entitled to receive any remaining property and assets of the Corporation upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

1.5.5	No Transfer of Special Voting Share

The holder of the Special Voting Share may not transfer the Special Voting Share without the prior approval of the Board of Directors, to be expressed either by a resolution passed at a meeting of the Board of Directors or by an instrument or instruments in writing signed by all of the Directors.

1.5.6	Amendment of Rights and Obligations

The rights and obligations attaching to the Special Voting Share may be amended or modified only by a resolution of the Corporation approved as a Class Rights Action and with the prior written consent of the holder of the Special Voting Share.
1.6 The Reuters Founders Share
               The rights, privileges, restrictions and conditions attaching to the Reuters Founders Share are as follows:

1.6.1	Notice of Meetings and Voting Rights

The holder of the Reuters Founders Share shall be entitled to:
(a)	receive notice of all meetings of the shareholders of the Corporation, including meetings of any class or series thereof;

(b)	to attend (through a duly authorized representative) or be represented by proxy at any such meeting;

(c)	to speak at any such meeting through a duly authorized representative or by proxy;

(d)	except at any meeting of the holders of a particular class or series of shares other than the holder of the Reuters Founders Share required by Applicable Laws to be held as a separate class or series meeting, to vote separately as a class in respect of any resolution pertaining to any matter for which the prior written consent of the holder of the Reuters Founders Share is required pursuant to subsection 1.6.5;

(e)	except at any meeting of the holders of a particular class or series of shares other than the Reuters Founders Share required by Applicable Laws to be held as a separate class or series meeting, to vote, together with (except at meetings of the holder of the Reuters Founders Share required by Applicable Laws to be held as a separate class meeting) the holders of Common Shares, on all matters submitted to a vote of the shareholders of the Corporation, all as set forth in subsections 1.6.6(b) and 1.6.7(d); and

(f)	at any meeting of the holder of the Reuters Founders Share at which the holder of the Reuters Founders Share is required by Applicable Law or otherwise entitled to vote separately as a class, the right to cast one vote.
1.6.2	Dividends

The holder of the Reuters Founders Share shall not have the right to receive any dividends declared by the Corporation.

1.6.3	Liquidation, Dissolution and Winding Up

The holder of the Reuters Founders Share shall not be entitled to receive any remaining property and assets of the Corporation upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

1.6.4	No Transfer of Reuters Founders Share

The holder of the Reuters Founders Share may not transfer the Reuters Founders Share without the prior approval of the Board of Directors, to be expressed either by a resolution passed at a meeting of the Board of Directors or by an instrument or instruments in writing signed by all of the Directors.

1.6.5	Consent Rights

Without the prior written consent of the holder of the Reuters Founders Share, the Corporation shall not do any of the following:
(a)	amend these Articles to:
(i)	increase or decrease the maximum number of Reuters Founders Shares that the Corporation is authorized to issue;

(ii)	add to, remove or change the rights, privileges, restrictions or conditions attached to the Reuters Founders Share, whether directly or indirectly;

(iii)	make any class or series of shares having rights or privileges inferior to the Reuters Founders Share equal or superior to the Reuters Founders Share;

(iv)	change the Reuters Founders Share into a different number of shares of the same class or into the same or a different number of shares of other classes or series;

(v)	effect an exchange, reclassification or cancellation of the Reuters Founders Share;

(vi)	effect an exchange or create a right of exchange of all or part of the shares of another class into Reuters Founders Shares; or

(vii)	create a new class or series of shares having voting rights, other than a class or series of preference shares having voting rights substantially similar to those attached to the Cumulative Redeemable Floating Rate Preference Shares (the “Series II Preference Shares”);
(b)	redeem or repurchase the Reuters Founders Share;

(c)	reduce the stated capital of the Reuters Founders Share;

(d)	issue any shares having voting rights, other than Common Shares or preference shares having voting rights substantially similar to those attached to the Series II Preference Shares;

(e)	amend, remove or alter the effect of (which shall include the ratification of any breach of) any of the Reuters Founders Share Provisions;

(f)	effect the liquidation, dissolution or winding-up of the Corporation;

(g)	pay any dividend in property of the Corporation (including securities of any Person) whether in whole or in part, which, for greater certainty, shall not restrict the payment of dividends in cash or Common Shares; or

(h)	effect a reorganization involving the business or affairs of the Corporation or any or all of its securities (other than an internal reorganization involving the Corporation and one or more other members of the TR Group) or amalgamate with any other Person (other than an amalgamation of the Corporation and one or more Wholly-Owned Subsidiaries of the Corporation or TR PLC).
For avoidance of doubt, the rights of the holder of the Reuters Founders Share pursuant to this subsection 1.6.5 are in addition to any rights that it may have under Applicable Laws.

1.6.6	Rights in relation to an Acquiring Person
(a)	In the event that any Person has become or becomes an Acquiring Person, the Board of Directors shall as soon as practicable thereafter cause the Corporation to give notice in writing of such fact to such Person and the holder of the Reuters Founders Share. Such notice shall state the number of Voting Shares which the Board of Directors has determined are or may be Beneficially Owned by such Person and the names of any entities through which the Board of Directors has determined such Person Beneficially Owns those Voting Shares. Any such notice required to be delivered by the Corporation to any such Person who is not a holder of Voting Shares may be sent by prepaid mail addressed to, or may be delivered personally to, such Person at such address as the Corporation believes to be such Person’s address. The Corporation shall not be obligated to give any such notice to any such Person if it does not know such Person’s identity or address. If at any time the Board of Directors subsequently determines that any such Person is not or is no longer an Acquiring Person, it shall without delay inform such Person and the holder of the Reuters Founders Share of such fact, upon which such Person shall cease to be an Acquiring Person.

(b)	Subject to subsection 1.6.6(i), from and after the time that any Person has become or becomes an Acquiring Person until such time as such Person ceases to be an Acquiring Person, the holder of the Reuters Founders Share shall be entitled to vote, together with (except at meetings of the holder of the Reuters Founders Share required by Applicable Laws to be held as a separate class meeting) the holders of Common Shares, on all matters submitted to a vote of the shareholders of the Corporation. On each such matter, the holder of the Reuters Founders Share shall be entitled, in its sole and absolute discretion, to exercise the following voting rights:
(i)	in relation to a resolution of the Corporation to approve a Joint Electorate Action, the rights:
(A)	to cast such number of votes in favour of and against such resolution, to withhold such number of votes from such resolution and to abstain from voting such number of votes in respect of such resolution as were cast in favour of and against such resolution, withheld therefrom or recorded as abstentions in respect thereof, respectively, by the holder of the Special Voting Share pursuant to subsection 1.5.1(a)(i);

(B)	to cast such number of votes in favour of such resolution as were cast in favour of such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

(C)	to cast such number of votes against such resolution as were cast against such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

(D)	to withhold such number of votes from such resolution as were withheld from such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person; and

(E)	to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;
in each case multiplied by one hundred, and provided that, for greater certainty, if the holder of the Reuters Founders Share exercises its voting rights in relation to any such resolution, it shall be required to exercise all, but not less than all, of such voting rights;

(ii)	in relation to a resolution of the Corporation to approve a Class Rights Action:
(A)	if the Equivalent Resolution is approved by the requisite number (as determined in accordance with the TR PLC Articles and Applicable Laws) of the holders of TR PLC

Ordinary Shares at the Parallel Shareholder Meeting, the rights:
(1)	to cast such number of votes in favour of such resolution as were cast in favour of such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

(2)	to cast such number of votes against such resolution as were cast against such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

(3)	to withhold such number of votes from such resolution as were withheld from such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person; and

(4)	to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;
in each case multiplied by one hundred, and provided that, for greater certainty, if the holder of the Reuters Founders Share exercises its voting rights in relation to any such resolution, it shall be required to exercise all, but not less than all, of such voting rights; and

(B)	if the Equivalent Resolution is not approved by the requisite number (as determined in accordance with the TR PLC Articles and Applicable Laws) of the holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting, no right to cast any vote;
(iii)	in relation to a Procedural Resolution, the rights:
(A)	to cast such number of votes in favour of such Procedural Resolution as were cast in favour of such Procedural Resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

(B)	to cast such number of votes against such Procedural Resolution as were cast against such Procedural Resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

(C)	to withhold such number of votes from such Procedural Resolution as were withheld from such Procedural Resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person; and

(D)	to abstain from voting such number of votes in respect of such Procedural Resolution as were recorded as abstentions in respect of such Procedural Resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;
in each case multiplied by one hundred, and provided that, for greater certainty, if the holder of the Reuters Founders Share exercises its voting rights in relation to any such resolution, it shall be required to exercise all, but not less than all, of such voting rights; and
(iv)	in respect of any resolution pertaining to any matter on which the holder of the Reuters Founders Share is required by Applicable Laws or otherwise entitled to vote separately as a class, the right to cast one vote.
(c)	If the Board of Directors resolves that it has reasonable grounds to believe that:
(i)	a Person is or may be an Acquiring Person and that it has made reasonable inquiries to establish whether such Person is or is not an Acquiring Person but that such inquiries have not been answered or fail to establish whether such Person is or is not an Acquiring Person, then such Person shall for all purposes of this subsection 1.6.6 be deemed to be an Acquiring Person from the date of such resolution until such time as the Board of Directors resolves that it is satisfied that such Person is not an Acquiring Person; or

(ii)	any Voting Shares are or may be Voting Shares which are Beneficially Owned by a Person who is an Acquiring Person (whether such Person is an Acquiring Person by reason of subsection 1.6.6(c)(i) or otherwise) and that the Board of Directors has made reasonable inquiries to establish whether such Person is or is not an Acquiring Person but that such inquiries have not been answered or failed to establish whether such Person is or is not an Acquiring Person, then such Voting Shares shall for all purposes of this subsection 1.6.6 be deemed to be Voting Shares which are Beneficially Owned by such Person from the date of such resolution until such time as the Board of Directors resolves that it is satisfied that such Voting Shares are not Beneficially Owned by such Person, and the Board of Directors shall as soon as practicable thereafter give notice of such fact to such Person and the holder of the Reuters Founders Share in accordance with subsection 1.6.6(a).

(d)	All actions, calculations and determinations which are done or made by the Board of Directors in good faith in connection with the provisions of this subsection 1.6.6 and subsection 1.6.7 shall be conclusive, final and binding on all Persons concerned, and the validity of any act or thing which is done or caused to be done by the Board of Directors in furtherance or purported furtherance of any such provisions shall not be capable of being impeached by anyone on the ground that there was not any basis or reasonable basis upon which the Board of Directors could have arrived at any such calculation or determination, or on the ground that any conclusion of fact on which the Board of Directors relied or might have relied for the purposes of arriving at any such calculation or determination or taking any such action was incorrect, or on any other ground whatsoever.

(e)	The Board of Directors is entitled to rely without further inquiry on the securities register of the Corporation or a written statement by a Securities Intermediary in determining whether a Person is or is not an Acquiring Person unless it has reason to believe otherwise, in which case the Board of Directors shall make reasonable inquiries to determine whether a Person is an Acquiring Person.

(f)	If any Director has reason to believe that any Person is an Acquiring Person or has ceased to be an Acquiring Person, that Director shall without delay inform the Board of Directors and the holder of the Reuters Founders Share of such fact, including the number of Voting Shares that the Director believes are or may be Beneficially Owned by such Person.

(g)	For the purposes of monitoring compliance with and of enforcing the provisions of this subsection 1.6.6 and subsection 1.6.7, the Board of Directors may, in its sole and absolute discretion, and shall, upon the request of the holder of the Reuters Founders Share, require that any holder of Voting Shares, any Person who Beneficially Owns Voting Shares, or any other Person of whom it is, in the circumstances, reasonable to make such requisition, file with the Corporation or its registrar and transfer agent a completed shareholder’s declaration. A Person who has failed to file a completed shareholder’s declaration within 14 days of the date such requisition was made shall for all purposes of these Articles be deemed to be an Acquiring Person until the Board of Directors resolves that it is satisfied that such Person is not an Acquiring Person.

(h)	A shareholder’s declaration shall be in the form from time to time prescribed by the Board of Directors and, without limiting the generality of the foregoing, may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act. Without limiting the generality of its contents, any shareholder’s declaration may be required to contain information with respect to whether a Person is the Beneficial Owner of particular Voting Shares or whether any other Person is the Beneficial Owner of those Voting Shares.

(i)	The right of the holder of the Reuters Founders Share to vote at any meeting of shareholders of the Corporation pursuant to this subsection 1.6.6 shall be suspended from and after the delivery to the Corporation of a Reuters Founders Share Control Notice until the delivery to the Corporation of a Rescission Notice in respect of such Reuters Founders Share Control Notice.

(j)	Prior to the exercise by the holder of the Reuters Founders Share of its voting rights pursuant to subsections 1.6.6(b) and 1.6.7(d), the Board of Directors shall calculate the number of votes entitled to be cast upon such exercise and shall deliver to the holder of the Reuters Founders Share a certificate, signed by a duly authorized officer of the Corporation, confirming the number of votes so calculated.
1.6.7	Rights upon Delivery of a Reuters Founders Share Control Notice
(a)	If any Director becomes aware of any facts which might lead the Board of Directors and/or the holder of the Reuters Founders Share to take the view that any Person, other than an Approved Person or a member of the TR Group, has become or is attempting to become, directly or indirectly, the Beneficial Owner of 30% or more of the outstanding Voting Shares, such Director shall without delay inform the other Directors of such facts and the Board of Directors shall forthwith give written notice of such facts to the holder of the Reuters Founders Share.

(b)	If, in the opinion of the holder of the Reuters Founders Share, there are reasonable grounds for believing that any Person, other than an Approved Person or a member of the TR Group, has become or is attempting to become, directly or indirectly, the Beneficial Owner of 30% or more of the outstanding Voting Shares and the holder of the

Reuters Founders Share has concluded, in its sole and absolute discretion, that the exercise of the voting rights attached to the Reuters Founders Share pursuant to subsection 1.6.6(b) is insufficient in the circumstances to enable the holder of the Reuters Founders Share to uphold the Reuters Trust Principles, the holder of the Reuters Founders Share, whether or not it has received any notice pursuant to subsection 1.6.7(a), shall be entitled, in its sole and absolute discretion, to deliver a notice in writing to the Corporation, if at that time Reuters Founders Share Company is the holder of the Reuters Founders Share, signed by any one or more of the Reuters Trustees, to the effect that the holder of the Reuters Founders Share is of that opinion (a “Reuters Founders Share Control Notice”).

(c)	If at any time after the delivery to the Corporation of a Reuters Founders Share Control Notice, the holder of the Reuters Founders Share becomes of the opinion that no Person, other than an Approved Person or a member of the TR Group, has become or is attempting to become, directly or indirectly, the Beneficial Owner of 30% or more of the outstanding Voting Shares, then the holder of the Reuters Founders Share shall as soon as practicable thereafter (provided that it is still of that opinion) deliver a notice in writing to the Corporation, if at that time Reuters Founders Share Company is the holder of the Reuters Founders Share, signed by any one or more of the Reuters Trustees, rescinding such Reuters Founders Share Control Notice (a “Rescission Notice”), but the delivery of any Rescission Notice pursuant to and in accordance with this subsection 1.6.7(c) shall be without prejudice to the entitlement of the holder of the Reuters Founders Share subsequently to deliver to the Corporation another Reuters Founders Share Control Notice pursuant to and in accordance with subsection 1.6.7(b).

(d)	At all times after the delivery to the Corporation of a Reuters Founders Share Control Notice and prior to the delivery to the Corporation of a Rescission Notice in respect of such Reuters Founders Share Control Notice, the holder of the Reuters Founders Share shall be entitled to vote, together with (except at meetings of the holder of the Reuters Founders Share required by Applicable Laws to be held as a separate class meeting) the holders of Common Shares, on all matters submitted to a vote of the shareholders of the Corporation. On each such matter, the holder of the Reuters Founders Share shall be entitled, in its sole and absolute discretion, to exercise the following voting rights:
(i)	in relation to a resolution of the Corporation to approve a Joint Electorate Action, the rights:
(A)	if, at the time such votes are cast, there are no Approved Persons or Approved Persons Beneficially Own such number of outstanding Common Shares and/or TR PLC Ordinary Shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast not more than 35% of all votes entitled to be cast on that Joint Electorate Action by all shareholders of the Corporation and TR PLC (excluding the holder of the Special Voting Share and the holder of the TR PLC Special Voting Share), to cast such number of votes as would be sufficient to approve or defeat such resolution;

(B)	if, at the time such votes are cast, Approved Persons Beneficially Own such number of outstanding Common Shares and/or TR PLC Ordinary Shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast more than 35% but less than the Requisite Majority of all votes entitled to be cast on that Joint Electorate Action by all shareholders of the Corporation and TR PLC (excluding the holder of the Special Voting Share and the holder of the TR PLC Special Voting Share), to cast the greater of:
(1)	such number of votes as is equal to the sum of (x) the number of votes attached to all Voting Shares Beneficially Owned by all Acquiring Persons and (y) one vote; and

(2)	such number of votes as will cause the votes attached to all Voting Shares Beneficially Owned, and cast in accordance with the relevant Terms of Approval, by Approved Persons, when combined with the votes entitled to be cast by the holder of the Reuters Founders Share, to constitute the Requisite Majority of all votes entitled to be cast on such resolution by all shareholders of the Corporation (including the holder of the Special Voting Share); and
(C)	if, at the time such votes are cast, Approved Persons Beneficially Own, and cast in accordance with the relevant Terms of Approval the votes attached to, such number of outstanding Common Shares and/or TR PLC Ordinary Shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast at least the Requisite Majority of all votes entitled to be cast on that Joint Electorate Action by all shareholders of the Corporation and TR PLC (excluding the holder of the

Special Voting Share and the holder of the TR PLC Special Voting Share), no right to cast any vote;
(ii)	in relation to a resolution of the Corporation to approve a Class Rights Action:
(A)	if the Equivalent Resolution is approved by the requisite number (as determined in accordance with the TR PLC Articles and Applicable Laws) of the holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting, the rights:
(1)	if, at the time such votes are cast, there are no Approved Persons or Approved Persons Beneficially Own such number of outstanding Common Shares to which are attached, in the aggregate, the right to cast not more than 35% of all votes entitled to be cast on such resolution by all shareholders of the Corporation (excluding the holder of the Special Voting Share), to cast such number of votes as would be sufficient to approve or defeat such resolution;

(2)	if, at the time such votes are cast, Approved Persons Beneficially Own such number of outstanding Common Shares to which are attached, in the aggregate, the right to cast more than 35% but less than the Requisite Majority of all votes entitled to be cast on such resolution by all shareholders of the Corporation (excluding the holder of the Special Voting Share), to cast the greater of:
a.	such number of votes as is equal to the sum of (x) the number of votes attached to all Voting Shares Beneficially Owned by all Acquiring Persons and (y) one vote; and

b.	such number of votes as will cause the votes attached to all Voting Shares Beneficially Owned, and cast in accordance with the relevant Terms of Approval, by Approved Persons, when combined with the votes entitled to be cast by the holder of the Reuters Founders Share, to constitute the Requisite Majority of all votes entitled to be cast on such resolution by all shareholders of the

Corporation (excluding the holder of the Special Voting Share); and
(3)	if, at the time such votes are cast, Approved Persons Beneficially Own, and cast in accordance with the relevant Terms of Approval the votes attached to, such number of outstanding Common Shares to which are attached, in the aggregate, the right to cast at least the Requisite Majority of all votes entitled to be cast on such resolution by all shareholders of the Corporation (excluding the holder of the Special Voting Share), no right to cast any vote;
(B)	if the Equivalent Resolution is not approved by the requisite number (as determined in accordance with the TR PLC Articles and Applicable Laws) of the holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting, no right to cast any vote; and
(iii)	in relation to a Procedural Resolution, the rights:
(A)	if, at the time such votes are cast, there are no Approved Persons or Approved Persons Beneficially Own such number of outstanding Common Shares to which are attached, in the aggregate, the right to cast not more than 35% of all votes entitled to be cast on that Procedural Resolution by all shareholders of the Corporation (excluding the holder of the Special Voting Share), to cast such number of votes as would be sufficient to approve or defeat such Procedural Resolution;

(B)	if, at the time such votes are cast, Approved Persons Beneficially Own such number of outstanding Common Shares to which are attached, in the aggregate, the right to cast more than 35% but less than the Requisite Majority of all votes entitled to be cast on that Procedural Resolution by all shareholders of the Corporation (excluding the holder of the Special Voting Share), to cast the greater of:
(1)	such number of votes as is equal to the sum of (x) the number of votes attached to all Voting Shares Beneficially Owned by all Acquiring Persons and (y) one vote; and

(2)	such number of votes as will cause the votes attached to all Voting Shares Beneficially Owned,

and cast in accordance with the relevant Terms of Approval, by Approved Persons, when combined with the votes entitled to be cast by the holder of the Reuters Founders Share, to constitute the Requisite Majority of all votes entitled to be cast on that Procedural Resolution by all shareholders of the Corporation (excluding the holder of the Special Voting Share); and
(C)	if, at the time such votes are cast, Approved Persons Beneficially Own, and cast in accordance with the relevant Terms of Approval the votes attached to, such number of outstanding Common Shares to which are attached, in the aggregate, the right to cast at least the Requisite Majority of all votes entitled to be cast on that Procedural Resolution by all shareholders of the Corporation (excluding the holder of the Special Voting Share), no right to cast any vote;
(iv)	at any meeting of the holder of the Reuters Founders Share at which the holder of the Reuters Founders Share is entitled to vote separately as a class, the right to cast one vote.
(e)	Any opinion of the holder of the Reuters Founders Share, which is expressed in and for the purposes of any Reuters Founders Share Control Notice, or which is manifested by any Rescission Notice, shall be conclusive, final and binding on all Persons concerned, and the validity of any Reuters Founders Share Control Notice or of any Rescission Notice shall not be impeached by any Person on the ground that there was not any basis or any reasonable basis upon which the holder of the Reuters Founders Share could have arrived at any such opinion, or on the ground that any conclusion of fact which the holder of the Reuters Founders Share relied upon or might have relied upon in or for the purpose of arriving at any such opinion was incorrect, or on any other ground whatsoever.
1.6.8	Special Quorum Requirement

At any meeting of shareholders of the Corporation at which the holder of the Reuters Founders Share is entitled to exercise voting rights, a quorum shall not be present for any purpose unless the holder of the Reuters Founders Share is present (through a duly authorized representative) or represented by proxy.

1.6.9	Requisition for Shareholders Meeting
(a)	The holder of the Reuters Founders Share shall have the right at any time and from time to time, by written notice delivered to the Corporation to requisition the Board of Directors to call a meeting of shareholders of the Corporation for the purposes stated in the requisition (each a “Reuters Founders Share Requisition”). The Reuters Founders Share Requisition shall state the business to be transacted at the meeting and may be accompanied by a copy of any statement in writing of not more than 5,000 words as the holder of the Reuters Founders Share shall, in its sole and absolute discretion, think fit.

(b)	Upon receiving the Reuters Founders Share Requisition, the Board of Directors shall, within seven days thereafter, call a meeting of shareholders to transact the business stated in the Reuters Founders Share Requisition, such meeting to be held as soon as practicable after the date of the Reuters Founders Share Requisition, and shall ensure that the notice sent to shareholders with respect to such meeting is accompanied by a copy of any statement as shall have been attached to the Reuters Founders Share Requisition.

(c)	If the Board of Directors does not, within seven days after receiving the Reuters Founders Share Requisition, call a meeting of shareholders to transact the business stated in the Reuters Founders Share Requisition, the holder of the Reuters Founders Share may call a meeting of shareholders, such meeting to be held as soon as practicable after the date of the Reuters Founders Share Requisition. The holder of the Reuters Founders Share shall be entitled to procure that the notice sent to shareholders with respect to such meeting is accompanied by a copy of any statement in writing of not more than 5,000 words as the holder of the Reuters Founders Share shall, in its sole and absolute discretion, think fit, whether or not any such statement accompanied the Reuters Founders Share Requisition.

(d)	At all times after the delivery to the Corporation of a Reuters Founders Share Control Notice and prior to the delivery to the Corporation of a Rescission Notice in respect of such Reuters Founders Share Control Notice, the holder of the Reuters Founders Share may call a meeting of shareholders for such purposes as the holder of the Reuters Founders Share shall, in its sole and absolute discretion, think fit. The holder of the Reuters Founders Share shall be entitled to procure that the notice sent to shareholders with respect to such meeting is accompanied by a copy of such statement in writing of not more than 5,000 words as the holder of the Reuters Founders Share shall, in its sole and absolute discretion, think fit.

(e)	A meeting of shareholders called pursuant to this subsection 1.6.9 shall be called as nearly as possible in the manner in which meetings of shareholders are to be called under these Articles, the TR Corporation By-Laws and Applicable Laws.

1.6.10	Consultation Rights
(a)	For so long as Reuters Founders Share Company is the holder of the Reuters Founders Share, the Board of Directors may from time to time, in its sole and absolute discretion, invite the Reuters Trustees to attend meetings of the Board of Directors and to confer with the Board of Directors.

(b)	The holder of the Reuters Founders Share shall be entitled to receive from or be sent by the Corporation periodical reports of the activities of the TR Group and to make such representations to the Board of Directors, on matters of general interest affecting the TR Group, as it may from time to time think fit and Reuters Founders Share Company, for so long as it is the holder of the Reuters Founders Share, shall cause the Reuters Trustees to be generally available for consultation with the Board of Directors.
1.6.11	Consent of the holder of the Reuters Founders Share

For so long as Reuters Founders Share Company is the holder of the Reuters Founders Share, the written consent of the holder of the Reuters Founders Share shall be deemed to have been given for any of the purposes of these Articles if, and only if, a certificate signed on behalf of Reuters Founders Share Company by not less than two of the Reuters Trustees shall have been received at the registered office of the Corporation confirming that a resolution giving the consent in question has been duly passed at a meeting of the Reuters Trustees (in their capacity as directors of Reuters Founders Share Company) or by a written resolution of the Reuters Trustees (in their capacity as directors of Reuters Founders Share Company) pursuant to the Articles of Association of Reuters Founders Share Company from time to time in force.

1.6.12	Representative of Reuters Founders Share Company

Reuters Founders Share Company may, by resolution of its directors, authorize such individual as it thinks fit to act as the representative of the holder of the Reuters Founders Share at any meeting of the Board of Directors or of shareholders of the Corporation. Any duly authorized officer of the Corporation may require such individual to produce a certified copy of such resolution of authorization before permitting such individual to exercise such individual’s powers. An individual who in accordance with the Articles of Association of Reuters Founders Share Company from time to time in force is deemed to be a representative of the holder of the Reuters Founders Share shall be treated as such for the purposes of these Articles.

1.6.13	Notices and Other Communications

If the holder of the Reuters Founders Share is to give or to be given any notice pursuant to these Articles then, even if that notice is given in accordance with the

OBCA, such notice must also be given in writing and be delivered personally to the holder of the Reuters Founders Share.
1.7	Equalization Share
The rights, privileges, restrictions and conditions attaching to the Equalization Share are as follows:

1.7.1	Notice of Meetings and Voting Rights

The holder of the Equalization Share shall not be entitled to receive notice of or to vote at any meetings of the shareholders of the Corporation.

1.7.2	Dividends

If the Corporation is required to make a payment to TR PLC (or is required to take action and elects to do so by means of a payment to TR PLC) pursuant to Section 5.1 or Article 6 or pursuant to Section 4.2 or Section 10 of the Equalization and Governance Agreement, subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, the holder of the Equalization Share shall be entitled to receive, and the Corporation shall pay thereon, out of the assets of the Corporation properly applicable to the payment of dividends, a dividend in the amount of such payment and payable in such manner as the Board of Directors shall determine, unless the Board of Directors shall determine, with a view to the best interests of the Corporation, to make such payment by another means. Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, the holder of the Equalization Share shall be entitled to receive and the Corporation shall pay thereon, if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, such other dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine.

1.7.3	Liquidation

Except as provided in subsection 1.7.2, the holder of the Equalization Share shall not be entitled to receive any remaining property and assets of the Corporation upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

1.7.4	No Transfer of Equalization Share

The holder of the Equalization Share may not transfer the Equalization Share without the prior approval of the Board of Directors, to be expressed either by a resolution passed at a meeting of the Board of Directors or by an instrument or instruments in writing signed by all of the Directors.

ARTICLE 2.
MANAGEMENT OF THE CORPORATION
2.1	Constitution of the Board of Directors
2.1.1	The Board of Directors shall consist of no less than five (5) and no more than twenty (20) members. Within said minimum and maximum, the number of Directors shall be set forth by resolution of the Board of Directors.

2.1.2	Each Director shall also consent to serve, and be properly elected or appointed, as a director of TR PLC in order to qualify to serve as a Director. A Director shall cease to hold office when he or she ceases to be a director of TR PLC.
2.2	Management Generally
2.2.1	The Directors shall manage or supervise the management of the business and affairs of the Corporation.

2.2.2	The Corporation shall indemnify a Director or officer, or a former Director or officer, of the Corporation (including, in the case of a Director or a former Director, for acting, at the Corporation’s request pursuant to subsection 2.1.2, as a director of TR PLC) or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and the heirs and legal representatives of such an individual to the extent permitted by the OBCA.

2.2.3	The Corporation may purchase and maintain insurance for the benefit of any individual referred to in subsection 2.2.2 to the extent permitted by the OBCA.
2.3	Management in relation to the Equalization and Governance Agreement
2.3.1	The Corporation having entered into the Equalization and Governance Agreement, the Special Voting Share Agreement and the Cross-Guarantees, the Directors, subject to Applicable Laws:
(a)	shall carry into effect the provisions of the Equalization and Governance Agreement, the Special Voting Share Agreement and the Cross-Guarantees and any further or other agreements or arrangements contemplated by the Equalization and Governance Agreement, the Special Voting Share Agreement and the Cross-Guarantees; and

(b)	may, in addition to their duties to the Corporation, have regard to, and take into account in the exercise of their powers, the best interests of TR PLC and of both the holders of Common Shares and the holders of TR PLC Ordinary Shares.

2.3.2	Subject to Applicable Laws, nothing done by the Directors in good faith pursuant to subsection 2.3.1 shall constitute a breach of their duties under subsection 134(1) of the OBCA.
2.4	Observance of Reuters Trust Principles
2.4.1	The Directors shall in the performance of their duties have due regard to the following principles (collectively the “Reuters Trust Principles”) insofar as by the proper exercise of their powers as Directors (including the proper exercise of all such powers as they may have to control the affairs of all Subsidiaries of the Corporation) and in accordance with their other duties as Directors the Reuters Trust Principles are capable of being observed by the Directors:
(a)	that the TR Group shall at no time pass into the hands of any one interest, group or faction;

(b)	that the integrity, independence and freedom from bias of the TR Group shall at all times be fully preserved;

(c)	that the TR Group shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals, and others with whom the TR Group has or may have contracts;

(d)	that the TR Group shall pay due regard to the many interests which they serve in addition to those of the media; and

(e)	that no effort shall be spared to expand, develop and adapt the news and other services and products of the TR Group so as to maintain their leading position in the international news and information business.
ARTICLE 3.
THOMSON REUTERS NEWS SERVICES
3.1	Entitlement to Receive Thomson Reuters News Services
3.1.1	The Press Association Limited, the Newspaper Publishers Association Limited, Australian Associated Press Pty Limited and New Zealand Press Association Limited shall be entitled to receive Thomson Reuters News Services upon payment of such consideration as may be agreed from time to time. Upon and subject to the terms of any such agreement:
(a)	The Press Association Limited shall be entitled to receive Thomson Reuters News Services for the use of its members, such use to be limited to the incorporation thereof in newspapers owned by such members or any Subsidiary of such members.

(b)	The Newspaper Publishers Association Limited shall be entitled to receive Thomson Reuters News Services for the use of its members, such use to be limited to the incorporation thereof in newspapers owned by such members or any Subsidiary of such members.

(c)	Australian Associated Press Pty Limited shall be entitled to receive Thomson Reuters News Services for the use of its members, such use to be limited to the incorporation thereof in newspapers owned by such members or any Subsidiary of such members.

(d)	New Zealand Press Association Limited shall be entitled to receive Thomson Reuters News Services for the use of its members, such use to be limited to the incorporation thereof in newspapers owned by such members or any Subsidiary of such members.
ARTICLE 4.
AMENDMENTS TO ARTICLES
4.1	Joint Electorate Action Amendments
     Subject to Section 4.2, any amendment to these Articles shall require approval as a Joint Electorate Action and shall, if required pursuant to subsection 1.6.5, also require the prior written consent of the holder of the Reuters Founders Share.
4.2	Class Rights Action Amendments
     Any amendment to the TR Corporation Entrenched DLC Provisions shall require approval as a Class Rights Action and shall, if required pursuant to subsection 1.6.5, also require the prior written consent of the holder of the Reuters Founders Share.
4.3	Amendments upon Termination of Equalization and Governance Agreement
4.3.1	In the event of the termination of the Equalization and Governance Agreement upon TR PLC becoming a Wholly-Owned Subsidiary of the Corporation or the Corporation becoming a Wholly-Owned Subsidiary of TR PLC, then:
(a)	the Equalization Share shall be deemed to have been purchased for cancellation by the Corporation upon its payment to the holder thereof of the sum of $1.00;

(b)	the Special Voting Share shall be deemed to have been purchased for cancellation by the Corporation upon its payment to the holder of the Special Voting Share of the sum of $1.00;

(c)	the Entrenched DLC Articles and all references in these Articles thereto shall be null and void and of no further force or effect;

(d)	only in the case of the Corporation becoming a Wholly-Owned Subsidiary of TR PLC and, for so long as Reuters Founders Share Company is the holder of the Reuters Founders Share, so long as the effect thereof is, to the satisfaction of the Reuters Trustees, substantially to preserve and not to impair the legal rights of the holder of the TR PLC Reuters Founders Share in relation to the TR Group, the Reuters Founders Share shall be deemed to have been purchased for cancellation by the Corporation upon its payment to the holder of the Reuters Founders Share of the sum of $1.00;

(e)	only in the case of the Corporation becoming a Wholly-Owned Subsidiary of TR PLC and, for so long as Reuters Founders Share Company is the holder of the Reuters Founders Share, so long as the effect thereof is, to the satisfaction of the Reuters Trustees, substantially to preserve and not to impair the legal rights of the holder of the TR PLC Reuters Founders Share in relation to the TR Group, the Reuters Founders Share Articles and all references in these Articles thereto shall be null and void and of no further force or effect; and

(f)	these Articles shall be restated as amended with such incidental or consequential modifications as are necessary to give effect to this Section 4.3.
ARTICLE 5.
CASH DISTRIBUTIONS
5.1	Equalization Payment
     If TR PLC is prohibited by Applicable Laws from declaring or otherwise becoming obligated or proposing to pay, or paying, or is otherwise unable to declare or otherwise become obligated or propose to pay or pay all or any portion of a cash Distribution to holders of TR PLC Ordinary Shares that is a Matching Action (an “Equivalent Distribution”), the Corporation shall, insofar as it is practicable to do so, enter into such transactions with TR PLC as the TR Board agrees to be necessary or desirable so as to enable TR PLC to pay such Equivalent Distribution to holders of TR PLC Ordinary Shares in accordance with the other provisions of this Article 5.
5.2	Timing of Cash Distribution
5.2.1	The Board of Directors shall insofar as is practicable:
(a)	co-ordinate with the TR PLC Board to agree to the amount of any Equivalent Distributions;

(b)	co-ordinate with the TR PLC Board to agree the basis of exchange rates on which the amounts of any Equivalent Distributions shall be calculated;

(c)	co-ordinate with the TR PLC Board to ensure that the record dates for receipt of Equivalent Distributions are as close in time as is practicable to the record dates for cash Distributions to the holders of Common Shares; and

(d)	generally co-ordinate with the TR PLC Board regarding the timing of all other aspects of the payment or making of any Equivalent Distributions.
ARTICLE 6.
INSOLVENCY
6.1	TR PLC Insolvency
6.1.1	Subject to Section 6.3,
(a)	Upon receipt by the Corporation of a notice from the TR PLC Board that the TR PLC Board has determined that TR PLC is or is likely to become insolvent (whether or not a receiver, receiver and manager, provisional liquidator or liquidator, trustee in bankruptcy, monitor or other similar person has been appointed or a mortgagee or other secured creditor has taken possession of the property of TR PLC) (an “Insolvency Notice”), the Corporation shall seek to ensure that the economic returns made or otherwise available to a holder of TR PLC Ordinary Shares relative to the economic returns available to a holder of Common Shares are in due proportion having regard to the Equalization Ratio (“Economic Equivalence”) by taking the steps set out in subsections 6.1.1(b) or 6.1.1(c).

(b)	The Corporation shall have the right at any time within 12 months from the date it receives or is deemed to receive the Insolvency Notice (the “Insolvency Notice Date”) either:
(i)	irrevocably to offer to the holders of TR PLC Ordinary Shares on the Insolvency Notice Date in consideration for the TR PLC Ordinary Shares such number of Common Shares pro rata to their holdings of Ordinary Shares as is required to ensure that, after such issue, Economic Equivalence is achieved; or

(ii)	to pay to a holder of TR PLC Ordinary Shares on the Insolvency Notice Date an amount equal to that proportion of the Market Capitalization of the Corporation as at the Insolvency Notice Date such that the amount paid and the balance remaining ensure that Economic Equivalence is achieved.
(c)	Unless the Corporation has exercised its rights under subsection 6.1.1(b), then, subject to subsection 6.1.1(d), the Corporation shall:

(i)	within three months from the date that the liquidator of TR PLC has finally established the identity of and amounts owed to the Proven Creditors but in any event not earlier than the expiration of the period set out in subsection 6.1.1(b), pay in full the Proven Creditors of TR PLC or pay to TR PLC, in trust for the Proven Creditors of TR PLC, the amount required to pay them in full and all other costs and expenses of the liquidation (including those of the liquidator); and

(ii)	within one month thereafter pay to TR PLC an amount equal to that proportion of the total Market Capitalization of the Corporation on the date all payments have been made pursuant to subsection 6.1.1(c)(i) such that the amount paid and the balance remaining ensure that Economic Equivalence is achieved.
(d)	To the extent required by Applicable Laws, payments under this Section 6.1 shall only be made by the Corporation to the extent that after making such payment there will remain available to the Corporation sufficient assets to pay all its debts as and when they become due and payable.
6.2	Corporation Insolvency
     If the Board of Directors determines that the Corporation is, or is likely to become, insolvent (whether or not a receiver, receiver and manager, provisional liquidator or liquidator, trustee in bankruptcy, monitor or other similar person has been appointed or a mortgagee or other secured creditor has taken possession of the property of the Corporation), the Board of Directors shall immediately give an Insolvency Notice to TR PLC of such fact.
6.3	Corporation and TR PLC Insolvency
6.3.1	If each of the Corporation and TR PLC has provided the other with a notice that it is or is likely to become insolvent (whether or not a receiver, receiver and manager, provisional liquidator or liquidator, trustee in bankruptcy, monitor or other similar person has been appointed or a mortgagee or other secured creditor has taken possession of its property) and if:
(a)	the Corporation has surplus assets available for distribution to the holders of Common Shares after payment of all debts due and payable; and

(b)	the ratio of the surplus attributable to each TR PLC Ordinary Share to the surplus attributable to each Common Share is less than the Equalization Ratio, then, if relevant, the Corporation must as soon as practicable pay to TR PLC (where possible and notwithstanding subsection 1.2.3) an amount which results in the ratio referred to in subsection 6.3.1(b) equaling the Equalization Ratio.

6.4	Interpretation
6.4.1	In this Article 6:
(a)	The surplus assets of the Corporation available for distribution to holders of Common Shares shall, for the purposes of Section 6.3, be calculated:
(i)	before deduction of any amount in respect of Tax which may be deducted or withheld from the distribution by or on behalf of the Corporation; but

(ii)	net of any Tax payable by the Corporation on the distribution to holders of the Common Shares excluding, for the avoidance of doubt, any Tax within clause (i) above.
(b)	Economic Equivalence shall be determined before deduction of any amount in respect of Tax which may be deducted or withheld in respect of any payment to a holder of Shares and disregarding any Tax payable by or on behalf of, or any Tax Benefit arising to, a holder of Shares.
ARTICLE 7.
TAKE-OVER BIDS
7.1	Equivalent Treatment Principle
7.1.1	The Corporation shall not accept, approve or recommend, or propose publicly to approve or recommend, or enter into any agreement, arrangement or understanding with a third party related to, any take-over bid or similar transaction with respect to Common Shares unless such take-over bid or similar transaction constitutes a Qualifying Take-Over Bid.

7.1.2	If at any time a Person offers to acquire or acquires one or more Common Shares and/or TR PLC Ordinary Shares and, after giving effect to such acquisition, such Person would Beneficially Own or Beneficially Owns or, as applicable, such Person would be Interested in or is Interested in, Common Shares and/or TR PLC Ordinary Shares in an amount equal to or in excess of any of the Take-Over Bid Thresholds (such offer or acquisition being a “Triggering Event”), the Corporation shall, subject to Applicable Laws, take all actions within its control as are, in the view of the Board of Directors, necessary or appropriate to procure that such Person make a Qualifying Take-Over Bid, including adopting a Shareholder Rights Plan and/or requesting that Governmental Agencies prohibit or otherwise prevent such offer or acquisition, unless:
(a)	either prior to or simultaneously with the Triggering Event, such Person makes a Qualifying Take-Over Bid (and, in the event that such Qualifying Take-Over Bid was made prior to the Triggering Event, such Qualifying Take-Over Bid has not been withdrawn, abandoned or terminated prior to or simultaneously with the Triggering Event); or

(b)	the Triggering Event was a Permitted Bid Acquisition.
7.1.3	A Person in respect of whom the Corporation and TR PLC are taking actions to procure a Qualifying Take-Over Bid pursuant to subsection 7.1.2 shall be deemed to be acting in breach of these Articles.

7.1.4	This Article 7 does not apply to offers to acquire or acquisitions of Common Shares or TR PLC Ordinary Shares, or similar proposals or transactions, by either the Corporation or TR PLC or any of their respective Subsidiaries.

7.1.5	For avoidance of doubt, the provisions of this Article 7 shall not be interpreted to diminish, limit, restrict or otherwise affect in any way the right of the Board of Directors to make a recommendation to accept or reject any take-over bid or similar transaction that constitutes a Qualifying Take-Over Bid.
7.2	Qualifying Take-Over Bids
7.2.1	In this Article 7:
(a)	“Interest” means, in relation to TR PLC Ordinary Shares, an interest in TR PLC Ordinary Shares within the meaning of the UK City Code and the words “Interested in” and similar words have corresponding meanings;

(b)	“Permitted Bid Acquisition” means an offer to acquire or an acquisition of outstanding Common Shares and/or TR PLC Ordinary Shares made pursuant to an exemption from the take-over bid provisions of Applicable Laws, where the value of the consideration paid for any such Common Shares and/or TR PLC Ordinary Shares acquired is not in excess of the respective market values thereof at the date of acquisition;

(c)	“Qualifying Take-Over Bid” means an offer or offers to acquire (by way of take-over bid or similar transaction) all of the outstanding Common Shares and TR PLC Ordinary Shares or a similar transaction or transactions (i) which are made in compliance with Applicable Laws, and (ii) which (provided that compliance with the following is not inconsistent with Applicable Laws):
(i)	are made to all holders of Common Shares and TR PLC Ordinary Shares;

(ii)	are undertaken with respect to the Common Shares and TR PLC Ordinary Shares at or about the same time; and

(iii)	are equivalent (although not necessarily the same) in all material respects to the holders of Common Shares, on the one hand, and the holders of TR PLC Ordinary Shares, on the other hand, including with respect to:
(A)	the consideration offered for such shares (taking into account exchange rates and the Equalization Ratio);

(B)	the information provided to such holders;

(C)	the time available to such holders to consider such offer; and

(D)	the conditions to which the offers are subject; and
(d)	“Take-Over Bid Thresholds” means, at any time:
(i)	Beneficial Ownership of 20% or more of the outstanding Common Shares;

(ii)	an Interest in 30% or more of the outstanding TR PLC Ordinary Shares (taking into account TR PLC Ordinary Shares in which Persons acting in concert (within the meaning of the UK City Code) are Interested); or

(iii)	an Interest in such number of outstanding Common Shares and/or TR PLC Ordinary Shares (taking into account Common Shares and/or TR PLC Ordinary Shares in which Persons acting in concert (within the meaning of the UK City Code) are Interested) to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast 30% or more of all votes entitled to be cast on a Joint Electorate Action by all shareholders of the Corporation and TR PLC (excluding the holder of the Special Voting Share and the holder of the TR PLC Special Voting Share), in each case calculated in accordance with Applicable Laws governing take-over bids.
ARTICLE 8.
INTERPRETATION
8.1	Headings
     Headings are for convenience only and are not to affect the meaning or construction of any of the provisions of these Articles.

8.2	References to Articles
     References to “these Articles”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to these Articles, as amended or supplemented from time to time, and not to any particular Article, section, subsection, clause or other portion hereof and include any and every instrument supplemental or ancillary hereto.
8.3	Acting Jointly or in Concert
8.3.1	For the purposes of these Articles, it is a question of fact as to whether a Person is acting jointly or in concert with another Person (the “first-mentioned Person”) and, without limiting the generality of the foregoing, the following shall be presumed to be acting jointly or in concert with the first-mentioned Person:
(a)	every other Person who has any agreement, commitment or understanding, whether formal or informal, with the first-mentioned Person, or with any other Person acting jointly or in concert with the first-mentioned Person, to acquire or offer to acquire voting securities or securities convertible into or exchangeable for voting securities;

(b)	every other Person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the first-mentioned Person, or with any other Person acting jointly or in concert with the first-mentioned Person, intends to exercise jointly or in concert with the first-mentioned Person or with any other Person acting jointly or in concert with the first-mentioned Person any voting rights attaching to any such securities; and

(c)	every Associate or Affiliate of the first-mentioned Person.
8.3.2	Notwithstanding subsection 8.3.1, a registered dealer acting solely in an agency capacity for the first-mentioned Person in connection with the acquisition of voting securities or securities convertible into or exchangeable for voting securities and not executing principal transactions for its own account in such securities or performing services beyond customary dealer’s functions shall not be presumed solely by reason of such agency relationship to be acting jointly or in concert with the first-mentioned Person.
8.4	Deemed Beneficial Ownership
8.4.1	For the purposes of these Articles, a Person will be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:
(a)	any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(b)	any securities of which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity,

where such right is exercisable immediately or within 60 days of the date of the determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency or the making of any payment, upon the exercise of any conversion, exchange or purchase right attaching to Convertible Securities, or pursuant to any agreement, arrangement, pledge or understanding, written or oral (other than pursuant to pledges of securities in the ordinary course of business); and

(c)	any securities which are Beneficially Owned within the meaning of clauses (a) or (b) by any other Person with whom such Person is acting jointly or in concert;
8.4.2	Notwithstanding subsection 8.4.1, a Person will not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any securities because:
(a)	such Person is the registered holder of such securities as a result of carrying on the business of or acting as a nominee of a securities depositary;

(b)	such Person is an underwriter or member of a banking group or selling group acting in such capacity that has become the Beneficial Owner of such securities in connection with a distribution of securities pursuant to a prospectus or by way of private placement provided such Person does not Beneficially Own such securities for a period in excess of one year;

(c)	such Person holds such securities in its capacity as trustee of a trust under which such Person has no independent powers, discretions or responsibilities and must act on the instructions of the beneficiaries; or

(d)	such Person is acting as a Securities Intermediary in relation to such securities and does not exercise independent control or direction over such securities.
8.5	Determinations of the Board
8.5.1	Any determinations or decisions made by the Board of Directors pursuant to these Articles shall be final and binding.
8.6	Definitions
8.6.1	Subject to subsection 8.6.2, for the purposes of these Articles, the following terms shall have the following meanings:
(a)	“Acquiring Person” means, at any particular time, any Person, other than an Approved Person or a member of the TR Group, who (i) is or becomes the Beneficial Owner of 15% or more of the outstanding Voting Shares or (ii) is deemed to be an Acquiring Person pursuant to subsection 1.6.6(c) or subsection 1.6.6(g);
(b)	“Action” means, in relation to the Corporation or TR PLC, any Distribution or action affecting the amount or nature of issued share capital of the Corporation or TR PLC, including any offer by way of rights, bonus issue, sub-division or consolidation, repurchase or buy-back, or offer to purchase, or amendment of the rights of any Shares, or a series of one or more such actions;

(c)	“Affiliate” means, with respect to any Person, any Person that Controls such Person, is Controlled by such Person or is under common Control with such Person;

(d)	“Applicable Laws” means:
(i)	any applicable law, statute, rule or regulation and any judgment, order, decree, licence, permit, directive or requirement of any Governmental Agency having jurisdiction over the Corporation and/or TR PLC; and

(ii)	the rules, regulations and guidelines of:
(A)	any stock exchange or other trading market on which any shares or other securities or depositary receipts representing such shares or securities of either the Corporation or TR PLC are listed, traded or quoted; and

(B)	any other body with which entities with securities listed or quoted on such exchanges customarily comply,
(but, if not having the force of law, only if compliance with such directives, requirements, rules, regulations or guidelines is in accordance with the general practice of Persons to whom they are intended to apply), in each case for the time being in force and taking account of all exemptions, waivers or variations from time to time applicable (in particular situations or generally) to the Corporation or TR PLC, as the case may be;
(e)	“Approved Person” means, at any particular time, any Person who has been designated as such for the purposes of these Articles by the holder of the Reuters Founders Share, in its sole and absolute discretion, by notice given in writing to the Corporation, unless such designation has been revoked in accordance with the Terms of Approval;

(f)	“Associate”, where used to indicate a relationship with any Person, means:

(i)	any issuer of which such Person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the issuer for the time being outstanding;

(ii)	any partner of that Person;

(iii)	any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity;

(iv)	any relative of that Person who resides in the same home as that Person;

(v)	any Person who resides in the same home as that Person and to whom that Person is married or with whom that Person is living in a conjugal relationship outside marriage; or

(vi)	any relative of a Person mentioned in clause (v) who has the same home as that Person;
(g)	“Beneficial Ownership”, with respect to any securities, means direct or indirect beneficial ownership of, or control or direction over, those securities; and the words “Beneficial Owner” and “Beneficially Own” and similar words have corresponding meanings;

(h)	“Board of Directors” or “Board” means the board of directors of the Corporation (or a duly authorized committee of the board of directors of the Corporation) from time to time;

(i)	“Canada Evidence Act” means the Canada Evidence Act, as may be amended from time to time and any successor legislation thereto;

(j)	“Class Rights Action” means each of the following actions if proposed to be taken by either the Corporation or TR PLC:
(i)	the voluntary Liquidation of such company;

(ii)	any adjustment to the Equalization Ratio other than an adjustment made pursuant to Section 3.1.1(C) of the Equalization and Governance Agreement;

(iii)	any amendment to, or termination of (including, for the avoidance of doubt, the voluntary termination of), the Equalization and Governance Agreement, the Special Voting Share Agreement, the Cross-Guarantees, other than any amendment which is formal or technical in nature and which is not materially prejudicial to the interests of the shareholders of the Corporation or TR PLC or is necessary to correct any inconsistency or manifest error as may be agreed by the TR Board;
(iv)	any amendment to, removal or alteration of the effect of (which shall include the ratification of any breach of) any of the TR Corporation Entrenched DLC Provisions or the TR PLC Entrenched DLC Provisions, other than any amendment which is formal or technical in nature and which is not materially prejudicial to the interests of the shareholders of the Corporation or TR PLC or is necessary to correct any inconsistency or manifest error as may be agreed by the TR Board;

(v)	a change in the corporate status of the Corporation from a corporation existing under the OBCA with its primary listing on the TSX or the NYSE or of TR PLC from a public limited company incorporated in England and Wales with its primary listing on the Official List of the UK Listing Authority (unless such change occurs in connection with a termination of the Equalization and Governance Agreement in accordance with Section 11.1.1 or Section 11.1.2(B) thereof);

(vi)	any other action or matter the TR Board determines (either in a particular case or generally) should be approved as a Class Rights Action because the interests of holders of Common Shares and holders of TR PLC Ordinary Shares may diverge; and

(vii)	any Action to be approved as a Class Rights Action pursuant to Section 3.1.1(C) of the Equalization and Governance Agreement;

provided, however, that if a particular matter constitutes both a Joint Electorate Action and a Class Rights Action, it shall be treated as a Class Rights Action;
(k)	“Common Shares” has the meaning attributed thereto in subsection 1.1(a);

(l)	“Control” means:
(i)	when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person (in the case of the Corporation or TR PLC, either alone or together with the other corporation) at the relevant time of shares of such corporation carrying more than the greater of (A) 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation and (B) the percentage of voting rights ordinarily exercisable at meetings of shareholders of such corporation that are sufficient to elect a majority of the directors of such corporation; and

(ii)	when applied to the relationship between a Person and a partnership, joint venture or other unincorporated entity, the beneficial ownership by such Person (in the case of the

Corporation or TR PLC, either alone or together with the other corporation) at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other unincorporated entity in circumstances where it can reasonably be expected that such Person directs or has the power to direct the affairs of the partnership, joint venture or other unincorporated entity;
and the words “Controlled by”, “Controlling” and “under common Control with” and similar words have corresponding meanings; provided that a Person who Controls a corporation, partnership, joint venture or other unincorporated entity (the “second-mentioned Person”) shall be deemed to Control a corporation, partnership, joint venture or other unincorporated entity which is Controlled by the second-mentioned Person and so on;
(m)	“Convertible Securities” means any securities (including rights, warrants and options) carrying any purchase, exercise, conversion or exchange rights, pursuant to which the holder of such securities may acquire voting securities or other securities convertible into or exercisable or exchangeable for voting securities (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency);

(n)	“Corporation” means Thomson Reuters Corporation, a corporation incorporated and existing in accordance with the laws of the Province of Ontario;

(o)	“Cross-Guarantees” means, collectively, the TR Corporation Guarantee and the TR PLC Guarantee, and “Cross-Guarantee” means either one of them;

(p)	“Directors” means those individuals appointed or elected to the Board of Directors from time to time and “Director” means any one of them;

(q)	“Distribution” means, in relation to the Corporation or TR PLC, any dividend or other distribution, whether of income or capital, and in cash or any other form, made by such company or any of its Subsidiaries to the holders of Common Shares, in the case of the Corporation, or TR PLC Ordinary Shares, in the case of TR PLC;

(r)	“DLC Structure” means the dual listed company structure effected pursuant to the Equalization and Governance Agreement and the transactions contemplated thereby, including the Special Voting Share Agreement, these Articles, the TR Corporation By-Laws, the TR PLC Memorandum and Articles and the Cross-Guarantees;

(s)	“Economic Equivalence” has the meaning attributed thereto in subsection 6.1.1(a);

(t)	“Entrenched DLC Articles” means Section 1.5, Section 1.7, subsection 2.1.2, subsection 2.2.2, subsection 2.2.3, Section 2.3 and Article 4 through Article 7 of these Articles and the definitions referred to therein;

(u)	“Entrenched DLC By-Laws” means Article 6 and Article 10 of the TR Corporation By-Laws and the definitions referred to therein;

(v)	“Equalization and Governance Agreement” means the Equalization and Governance Agreement, dated as of April 17, 2008, between the Corporation and TR PLC, a copy of which is attached to these Articles as Exhibit A, as the same may be amended or modified from time to time in accordance with its terms;

(w)	“Equalization Ratio” means, at any time, the ratio of (i) one to (ii) the TR PLC Equivalent Number at such time;

(x)	“Equalization Share” has the meaning attributed thereto in subsection 1.1(e);
(y)	“Equivalent Distribution” has the meaning attributed thereto in Section 5.1;

(z)	“Equivalent Resolution” means, in relation to a resolution of the Corporation, a resolution of TR PLC that is certified by a duly authorized officer of TR PLC as equivalent in nature and effect to such resolution of the Corporation;

(aa)	“Governmental Agency” means a court of competent jurisdiction, any government or any governmental, regulatory, self-regulatory or administrative authority, agency, commission, body or other governmental entity and shall include any relevant competition authorities, the UK Panel on Takeovers and Mergers, the European Commission, the London Stock Exchange, the UK Listing Authority, the Canadian securities regulatory authorities, the TSX, the U.S. Securities and Exchange Commission, the NYSE and NASDAQ;

(bb)	“holder”, with respect to any shares in the capital of the Corporation or TR PLC, means the registered holder of such shares;

(cc)	“Insolvency Notice” has the meaning attributed thereto in subsection 6.1.1(a);

(dd)	“Insolvency Notice Date” has the meaning attributed thereto in subsection 6.1.1(b);

(ee)	“Interest”, except for the purposes of Article 7, has the meaning attributed thereto in paragraph 2.4.1(cc) of the TR PLC Articles;

(ff)	“Joint Electorate Action” means any action put to shareholders of either the Corporation or TR PLC, except for a Class Rights Action or a Procedural Resolution. For the avoidance of doubt, each of the following actions, if put to the holders of Common Shares or the holders of TR PLC Ordinary Shares, shall be put to the TR Shareholders as a Joint Electorate Action:
(i)	the appointment, election, re-election or removal of any director of the Corporation or TR PLC;

(ii)	to the extent such receipt or adoption is required by Applicable Laws, the receipt or adoption of the financial statements or accounts of the Corporation or TR PLC, or financial statements or accounts prepared on a consolidated basis, other than any financial statements or accounts in respect of the period(s) ended prior to April 17, 2008;

(iii)	a change of name of the Corporation or TR PLC; and

(iv)	the appointment or removal of the auditors of the Corporation or TR PLC;
(gg)	“Liquidation” means, with respect to either the Corporation or TR PLC, any liquidation, winding up, receivership, dissolution, insolvency or equivalent or analogous proceedings pursuant to which the assets of such company will be liquidated and distributed to creditors and other holders of provable claims against such company;

(hh)	“London Stock Exchange” means the London Stock Exchange plc or any successor thereto;

(ii)	“Market Capitalization”, in relation to the Corporation, means the total value of all issued Common Shares (determined by reference to the closing price of those shares on the relevant day on the stock exchange on which it has its highest daily average trading volume over the 30 trading days prior to such day);

(jj)	“Matching Action” means, in relation to an Action of the Corporation (the “Primary Action”), an Action by TR PLC the overall effect of which, as determined by the TR Board, is such that, when taken together with the Primary Action, the economic benefits and voting rights in relation to Joint Electorate Actions of a holder of a TR PLC Ordinary Share relative to the rights of a holder of a Common Share are maintained in proportion to the then prevailing Equalization Ratio;

(kk)	“NASDAQ” means the National Association of Security Dealers, Inc. Automated Quotations System or any successor thereto;

(ll)	“NYSE” means the New York Stock Exchange, Inc. or any successor thereto;

(mm)	“OBCA” means the Business Corporations Act (Ontario), as it may be amended from time to time and any successor legislation thereto;

(nn)	“Parallel Shareholder Meeting”, in relation to a meeting of shareholders of the Corporation, means any meeting of the shareholders of TR PLC which is:
(i)	nearest in time to, or is contemporaneous with, such meeting of the shareholders of the Corporation and at which some or all of the same resolutions or some or all Equivalent Resolutions are to be considered; or

(ii)	designated by the TR PLC Board as the parallel meeting of shareholders of TR PLC of such meeting of shareholders of the Corporation;
(oo)	“Permitted Bid Acquisition” has the meaning attributed thereto in subsection 7.2.1(b);

(pp)	“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative;

(qq)	“Preference Shares” has the meaning attributed thereto in subsection 1.1(b);

(rr)	“Procedural Resolution” means a resolution of a procedural or technical nature put to shareholders at any meeting of the Corporation or TR PLC, whether annual, general or otherwise, including, without limitation, any resolution:
(i)	that certain Persons be allowed to attend or be excluded from attending the meeting;

(ii)	that discussion be closed and the question put to the vote (provided no amendments have been raised);

(iii)	that the question under discussion not be put to the vote;

(iv)	to proceed with matters in an order other than that set out in the notice of the meeting;

(v)	to adjourn the debate (for example, to a subsequent meeting); and

(vi)	to adjourn the meeting;
(ss)	“Proven Creditors” means all Persons that the liquidator or trustee in bankruptcy or similar person of TR PLC has established as ranking in priority to the holders of TR PLC Ordinary Shares and who would be entitled to a payment as a result of the liquidation, insolvency or bankruptcy of TR PLC;

(tt)	“Qualifying Take-Over Bid” has the meaning attributed thereto in subsection 7.2.1(c);

(uu)	“Requisite Majority” means, in the case of an ordinary resolution, a majority or, in the case of a special resolution, two-thirds;

(vv)	“Rescission Notice” has the meaning attributed thereto in subsection 1.6.7(c);

(ww)	“Reuters Founders Share” has the meaning attributed thereto in subsection 1.1(d);

(xx)	“Reuters Founders Share Articles” means Section 1.6, Section 2.4 and Article 3 of these Articles and the definitions of any defined terms incorporated therein;

(yy)	“Reuters Founders Share By-Laws” means Article 6 and Section 9.2 of the TR Corporation By-Laws and the definitions of any defined terms incorporated therein;

(zz)	“Reuters Founders Share Company” means Reuters Founders Share Company Limited, a corporation incorporated and existing in accordance with the laws of England and Wales;

(aaa)	“Reuters Founders Share Control Notice” has the meaning attributed thereto in subsection 1.6.7(b);

(bbb)	“Reuters Founders Share Provisions” means the Reuters Founders Share Articles and the Reuters Founders Share By-Laws;

(ccc)	“Reuters Founders Share Requisition” has the meaning attributed thereto in subsection 1.6.9(a);

(ddd)	“Reuters Trust Principles” has the meaning attributed thereto in subsection 2.4.1;

(eee)	“Reuters Trustees” means the members and directors from time to time of Reuters Founders Share Company;

(fff)	“Securities Intermediary” has the meaning attributed thereto in the Securities Transfer Act;

(ggg)	“Securities Transfer Act” means the Securities Transfer Act (Ontario), as it may be amended from time to time and any successor legislation thereto;

(hhh)	“Series II Preference Shares” has the meaning attributed thereto in subsection 1.6.5(a);

(iii)	“Shareholder Rights Plan” means a plan adopted by the Corporation which provides for a distribution to all holders of its Shares and/or Shares of TR PLC of rights which entitle such holders (other than a Person in respect of whom the Corporation and TR PLC are taking actions to procure a Qualifying Take-Over Bid pursuant to subsection 7.1.2) to subscribe for or purchase Shares at a price which is substantially less than the respective market values thereof;

(jjj)	“Shares” means, in relation to the Corporation, the Common Shares and, in relation to TR PLC, the TR PLC Ordinary Shares;

(kkk)	“Special Voting Share” has the meaning attributed thereto in subsection 1.1(c);

(lll)	“Special Voting Share Agreement” means the Special Voting Share Agreement, dated as of April 17, 2008, by and among the Corporation, TR PLC, the TR Corporation Special Voting Share Trustee and the TR PLC Special Voting Share Trustee, a copy of which is attached to these Articles as Exhibit D, as the same may be amended or modified from time to time in accordance with its terms;

(mmm)	“Subsidiary”, with respect to any Person, means a Person Controlled by such Person;

(nnn)	“Take-Over Bid Thresholds” has the meaning attributed thereto in subsection 7.2.1(d);

(ooo)	“Tax” or “Taxes” means any taxes, levies, imposts, deductions, charges, withholdings or duties levied by any authority (including goods and services taxes, value added taxes and any other stamp and transaction duties) (together with any related interest, penalties, fines and expenses in connection with them);

(ppp)	“Tax Benefit” means any credit, rebate, exemption, deduction or benefit in respect of Tax available to any Person;

(qqq)	“Terms of Approval” means, in relation to an Approved Person, an agreement or undertaking, if any, entered into by that Approved Person with the holder of the Reuters Founders Share in connection with being designated as an Approved Person;

(rrr)	“Thomson Reuters News Services” means any news services which may from time to time be supplied by the TR Group;

(sss)	“TR Board” means each of the Board of Directors and the TR PLC Board;

(ttt)	“TR Corporation By-Laws” means the by-laws of the Corporation, as they may be amended from time to time;

(uuu)	“TR Corporation Entrenched DLC Provisions” means the Entrenched DLC Articles and the Entrenched DLC By-Laws;

(vvv)	“TR Corporation Group” means, collectively, the Corporation and its Subsidiaries from time to time, and a member of the TR Corporation Group means any one of them;

(www)	“TR Corporation Guarantee” means the deed of guarantee dated as of April 17, 2008 between the Corporation and TR PLC whereby the Corporation agrees to guarantee certain obligations of TR PLC for the benefit of creditors of TR PLC, a copy of which is attached to these Articles as Exhibit B, as the same may be amended or modified from time to time in accordance with its terms;

(xxx)	“TR Corporation Special Voting Share Trust” means the trust created by the TR Corporation Special Voting Share Trust Deed;

(yyy)	“TR Corporation Special Voting Share Trust Deed” means the deed dated as of April 17, 2008 between Thomson Reuters Corporation, as settlor, and the TR Corporation Special Voting Share Trustee;

(zzz)	“TR Corporation Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of the TR Corporation Special Voting Share Trust, and includes any successor trustee of the TR Corporation Special Voting Share Trust;

(aaaa)	“TR Group” means, collectively, the TR Corporation Group and the TR PLC Group operating as a unified group pursuant to the DLC Structure;

(bbbb)	“TR PLC” means Thomson Reuters PLC, a public limited company incorporated in England and Wales;

(cccc)	“TR PLC Acquiring Person” means a Person who is an “Acquiring Person” for the purposes of the TR PLC Articles;

(dddd)	“TR PLC ADS” means an American Depositary Share of TR PLC listed on NASDAQ, each of which represents six TR PLC Ordinary Shares;

(eeee)	“TR PLC Articles” means the articles of association of TR PLC, as they may be amended or supplemented from time to time;

(ffff)	“TR PLC Board” means the board of directors of TR PLC (or a duly authorized committee of the board of directors of TR PLC) from time to time;

(gggg)	“TR PLC Entrenched DLC Provisions” has the meaning attributed thereto in the TR PLC Articles;

(hhhh)	“TR PLC Equivalent Number” means the number of TR PLC Ordinary Shares that enjoy equivalent rights to Distributions (calculated having regard to Section 3.2(A) of the Equalization and Governance Agreement) and voting rights in relation to Joint Electorate Actions as one Common Share. Initially, the TR PLC Equivalent Number shall be one but shall be adjusted as provided in Section 3 of the Equalization and Governance Agreement. In all cases, the TR PLC Equivalent Number shall be rounded to four decimal places;

(iiii)	“TR PLC Group” means, collectively, TR PLC and its Subsidiaries from time to time, and a member of the TR PLC Group means any one of them;

(jjjj)	“TR PLC Guarantee” means the deed of guarantee dated as of April 17, 2008 between TR PLC and the Corporation whereby TR PLC agrees to guarantee certain obligations of the Corporation for the benefit of creditors of the Corporation, a copy of which is attached to these Articles as Exhibit C, as the same may be amended or modified from time to time in accordance with its terms;

(kkkk)	“TR PLC Memorandum” means the memorandum of association of TR PLC, as it may be amended or supplemented from time to time;

(llll)	“TR PLC Memorandum and Articles” means the TR PLC Memorandum and TR PLC Articles;

(mmmm)	“TR PLC Ordinary Shares” means ordinary shares in the capital of TR PLC (including the ordinary shares underlying each TR PLC ADS);

(nnnn)	“TR PLC Reuters Founders Share” means the Reuters founders share of £1.00 (one pound) in TR PLC;

(oooo)	“TR PLC Special Voting Share” means the special voting share of £500,000.00 (five hundred thousand pounds) in TR PLC;

(pppp)	“TR PLC Special Voting Share Trust” means the trust created by the TR PLC Special Voting Share Trust Deed;

(qqqq)	“TR PLC Special Voting Share Trust Deed” means the deed dated as of April 17, 2008 between Thomson Reuters Corporation, as settlor, and the TR PLC Special Voting Share Trustee;

(rrrr)	“TR PLC Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of the TR PLC Special Voting Share Trust, and includes any successor trustee of the TR PLC Special Voting Share Trust;

(ssss)	“TR Shareholders” means, collectively, the holders of Common Shares and the holders of TR PLC Ordinary Shares;

(tttt)	“Triggering Event” has the meaning attributed thereto in subsection 7.1.2;

(uuuu)	“TSX” means the Toronto Stock Exchange or any successor thereto;

(vvvv)	“UK City Code” means the UK City Code on Takeovers and Mergers, as it may be amended from time to time and any successor legislation thereto;

(wwww)	“UK Listing Authority” means the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or any successor thereto;

(xxxx)	“Voting Shares” means Common Shares and, at any particular time, any other securities of the Corporation (excluding debt securities, the Special Voting Share and the Reuters Founders Share) carrying at that time a voting right ordinarily exercisable at meetings of shareholders either under all circumstances or under some circumstances that have occurred and are continuing; and

(yyyy)	“Wholly-Owned Subsidiary” means, in relation to any Person, any Subsidiary of which that Person at the time of determination, directly and/or indirectly, through one or more other Subsidiaries, Beneficially Owns and/or is Interested in 100% of the securities of such Subsidiary (excluding debt securities and, in the case of the Corporation, the Special Voting Share and the Reuters Founders Share and, in the case of TR PLC, the TR PLC Special Voting Share and the TR PLC Reuters Founders Share) carrying at that time a voting right ordinarily exercisable at meetings of shareholders either under all circumstances or under some circumstances that have occurred and are continuing.
8.6.2	Terms defined in Sections 1.3 and 1.4 shall not have any meaning attributed thereto for the purposes of these Articles except in those Sections and terms defined elsewhere in these Articles shall not have any meaning attributed thereto in Sections 1.3 and 1.4.

EXHIBIT A
EQUALIZATION AND GOVERNANCE AGREEMENT

THOMSON REUTERS CORPORATION
— and —
THOMSON REUTERS PLC
EQUALIZATION AND GOVERNANCE AGREEMENT
April 17, 2008

EQUALIZATION AND GOVERNANCE AGREEMENT
THIS AGREEMENT is made on April 17, 2008 between:
(1)	THOMSON REUTERS CORPORATION, an Ontario corporation having its registered office at Suite 2706, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1, Canada (“TR Corporation”); and

(2)	THOMSON REUTERS PLC, a public limited company incorporated in England and Wales (Registered No. 6141013) having its registered office at First Floor, The Quadrangle, 180 Wardour Street, London, United Kingdom, W1A 4YG (“TR PLC”).
RECITALS:
(A)	TR Corporation and Reuters are parties to the Implementation Agreement, pursuant to which TR Corporation has agreed to acquire Reuters by implementing the DLC Structure.

(B)	Accordingly, TR Corporation and TR PLC have agreed that the implementation, management and operation of the TR Group shall be undertaken in accordance with the terms of this Agreement.

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Action” means, in relation to TR Corporation or TR PLC, any Distribution or action affecting the amount or nature of issued share capital of TR Corporation or TR PLC, including any offer by way of rights, bonus issue, sub-division or consolidation, repurchase or buy-back, or offer to purchase, or amendment of the rights of any Shares, or a series of one or more such actions;

“Affiliate” means, with respect to any Person, any Person that Controls such Person, is Controlled by such Person or is under common Control with such Person;

“Applicable Laws” means:
(a)	any applicable law, statute, rule or regulation and any judgment, order, decree, licence, permit, directive or requirement of any Governmental Agency having jurisdiction over TR Corporation and/or TR PLC; and

(b)	the rules, regulations, and guidelines of:
(i)	any stock exchange or other trading market on which any shares or other securities or depositary receipts representing such shares or securities of either TR Corporation or TR PLC are listed, traded or quoted; and

(ii)	any other body with which entities with securities listed or quoted on such exchanges customarily comply,
(but, if not having the force of law, only if compliance with such directives, requirements, rules, regulations or guidelines is in accordance with the general practice of Persons to whom they are intended to apply), in each case for the time being in force and taking account of all exemptions, waivers or variations from time to time applicable (in particular situations or generally) to TR Corporation or TR PLC, as the case may be;
“Associate”, where used to indicate a relationship with any Person, means:
(a)	any issuer of which such Person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the issuer for the time being outstanding;

(b)	any partner of that Person;

(c)	any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity;

(d)	any relative of that Person who resides in the same home as that Person;

(e)	any Person who resides in the same home as that Person and to whom that Person is married or with whom that Person is living in a conjugal relationship outside marriage; or

(f)	any relative of a Person mentioned in clause (e) above who has the same home as that Person;
“Beneficial Ownership”, with respect to any securities, means direct or indirect beneficial ownership of, or control or direction over, those securities; and the words “Beneficial Owner” and “Beneficially Own” and similar words have corresponding meanings;

“Board” means the TR Corporation Board or the TR PLC Board as the context may require, and “Boards” means, collectively, the TR Corporation Board and the TR PLC Board;

“Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open for business in the City of Toronto, New York and London;

“Class Rights Action” means any of the actions listed in Section 6.1;

“Completion” means the time at which the steps set out in Section 6.2 of the Implementation Agreement have been completed;

“Control” means:
(a)	when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person (in the case of TR Corporation or TR PLC, either alone or together with the other corporation) at the relevant time of shares of such corporation carrying more than the greater of (i) 50 per cent of the voting rights ordinarily exercisable at meetings of shareholders of such corporation and (ii) the percentage of voting rights ordinarily exercisable at meetings of shareholders of such corporation that is sufficient to elect a majority of the directors of such corporation; and

(b)	when applied to the relationship between a Person and a partnership, joint venture or other unincorporated entity, the beneficial ownership by such Person (in the case of TR Corporation or TR PLC, either alone or together with the other corporation) at the relevant time of more than 50 per cent of the ownership interests of the partnership, joint venture or other unincorporated entity in circumstances where it can reasonably be expected that such Person directs or has the power to direct the affairs of the partnership, joint venture or other unincorporated entity;

and the words “Controlled by”, “Controlling” and “under common Control with” and similar words have corresponding meanings; provided that a Person who Controls a corporation, partnership, joint venture or other unincorporated entity (the “second-mentioned Person”) shall be deemed to Control a corporation, partnership, joint venture or other unincorporated entity which is Controlled by the second-mentioned Person and so on;
“Convertible Securities” means any securities (including rights, warrants and options) carrying any purchase, exercise, conversion or exchange rights, pursuant to which the holder of such securities may acquire voting securities or other securities convertible into or exercisable or exchangeable for voting securities (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency);

“Cross-Guarantees” means, collectively, the TR Corporation Guarantee and the TR PLC Guarantee;

“Disputes” has the meaning given in Section 21(A);

“Distribution” means, in relation to TR Corporation or TR PLC, any dividend or other distribution, whether of income or capital, and in cash or any other form, made by such company or any of its Subsidiaries to the holders of such company’s Shares;

“DLC Equalization Principle” means the principles set out in Section 3, in particular Section 3.1;

“DLC Structure” means the dual listed company structure effected pursuant to this Agreement and the transactions contemplated hereby, including the Special Voting Share Agreement, the TR Corporation Articles and By-Laws, the TR PLC Memorandum and Articles and the Cross-Guarantees;

“Economic Equivalence” has the meaning given in Section 10.4(B);

“Equalization Ratio” means, at any time, the ratio of (i) one to (ii) the TR PLC Equivalent Number at such time;

“equity equivalents” has the meaning given in Section 3.3(C);

“Equivalent Distribution” has the meaning given in Section 4.1(A);

“Final Award” has the meaning given in Section 21(F);

“Governmental Agency” means a court of competent jurisdiction, any government or any governmental, regulatory, self-regulatory or administrative authority, agency, commission, body or other governmental entity and shall include any relevant competition authorities, the UK Panel on Takeovers and Mergers, the European Commission, the London Stock Exchange, the UK Listing Authority, the Canadian securities regulatory authorities, the TSX, the U.S. Securities and Exchange Commission, the NYSE and NASDAQ;

“Group” means, in relation to TR Corporation, the TR Corporation Group or, in relation to TR PLC, the TR PLC Group, as the context requires;

“Implementation Agreement” means the Implementation Agreement entered into between TR Corporation, Reuters, The Woodbridge Company Limited and TR PLC dated May 15, 2007, as amended;

“Insolvency Notice” means, in relation to TR PLC, the notice that it shall provide to TR Corporation pursuant to Section 10.1(A) and, in relation to TR Corporation, the notice that it shall provide to TR PLC pursuant to Section 10.2;

“Insolvency Notice Date” means the date a party receives or is deemed to receive an Insolvency Notice from the other party;

“Interest”, except for the purposes of Section 8, has the meaning attributed thereto in paragraph 2.4.1 (cc) of the TR PLC Articles;

“Joint Electorate Action” has the meaning given in Section 5.1;

“Liquidation” means, with respect to either TR Corporation or TR PLC, any liquidation, winding up, receivership, dissolution, insolvency or equivalent or analogous proceedings pursuant to which the assets of such company will be liquidated and distributed to creditors and other holders of provable claims against such company;

“London Stock Exchange” means the London Stock Exchange plc;

“Market Capitalization”, in relation to TR Corporation, means the total value of all issued TR Corporation Common Shares (determined by reference to the closing price of those shares on the relevant day on the stock exchange on which it has its highest daily average trading volume over the 30 trading days prior to such day);

“Matching Action” means, in relation to an Action of TR Corporation (the “Primary Action”), an Action by TR PLC the overall effect of which, as determined by the Boards, is such that when taken together with the Primary Action, the economic benefits and voting rights in relation to Joint Electorate Actions of a holder of a TR PLC Ordinary Share relative to the rights of a holder of a TR Corporation Common Share are maintained in proportion to the then prevailing Equalization Ratio;

“NASDAQ” means the National Association of Security Dealers, Inc. Automated Quotations System;

“NYSE” means the New York Stock Exchange, Inc.;

“OBCA” means the Business Corporations Act (Ontario);

“Ordinary Resolution”, with respect to TR Corporation, has the meaning given in the OBCA, and, with respect to TR PLC, has the meaning given in the UK Companies Act;

“Permitted Bid Acquisition” has the meaning given in Section 8.2.1(F);

“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative;

“Procedural Resolutions” has the meaning given in Section 7.5;

“Proven Creditors” means all Persons that the liquidator or trustee in bankruptcy or similar person of TR PLC has established as ranking in priority to the holders of TR PLC Ordinary Shares and who would be entitled to a payment as a result of the liquidation, insolvency or bankruptcy of TR PLC;

“Qualifying Take-Over Bid” has the meaning given in Section 8.2.1(G);

“Reuters” means Reuters Group PLC, a public company incorporated in England and Wales (Registered No. 3296375) having its registered office at The Reuters Building, South Colonnade, Canary Wharf, London, E14 5EP, United Kingdom;

“Securities Intermediary” has the meaning attributed thereto in the Securities Transfer Act;

“Securities Transfer Act” means the Securities Transfer Act (Ontario);

“Shareholder Rights Plan” means a plan adopted by TR Corporation or TR PLC which provides for a distribution to all holders of its Shares and/or Shares of the other company of rights which entitle such holders (other than a Person in respect of whom TR Corporation and TR PLC are taking actions to procure a Qualifying Take-Over Bid pursuant to Section 8.1.3) to subscribe for or to purchase its Shares at a price which is substantially less than the market value thereof;

“Shares” means, in relation to TR Corporation, the TR Corporation Common Shares and, in relation to TR PLC, the TR PLC Ordinary Shares;

“Special Resolution”, with respect to TR Corporation, has the meaning given in the OBCA, and, with respect to TR PLC, has the meaning given in the UK Companies Act;

“Special Voting Share” means, in relation to TR Corporation, the TR Corporation Special Voting Share and, in relation to TR PLC, the TR PLC Special Voting Share;

“Special Voting Share Agreement” means the Special Voting Share Agreement, dated as of April 17, 2008, by and among TR Corporation, TR PLC, the TR Corporation Special Voting Share Trustee and the TR PLC Special Voting Share Trustee relating, inter alia, to how each Special Voting Share is to be voted;

“Subsidiary”, with respect to any Person, means a Person Controlled by such Person;

“Take-Over Bid Thresholds” has the meaning given in Section 8.2.1(H);

“Tax” or “Taxes” means any taxes, levies, imposts, deductions, charges, withholdings or duties levied by any authority (including goods and services taxes, value added taxes and any other stamp and transaction duties) (together with any related interest, penalties, fines and expenses in connection with them);

“Tax Benefit” means any credit, rebate, exemption, deduction or benefit in respect of Tax available to any Person;

“Tribunal” has the meaning given in Section 21(C);

“Triggering Event” has the meaning given in Section 8.1.3;

“TR Corporation Articles” means the articles of incorporation of TR Corporation;

“TR Corporation Articles and By-Laws” means the TR Corporation Articles and the TR Corporation By-Laws;

“TR Corporation Board” means the board of directors of TR Corporation (or a duly authorized committee of the board of directors of TR Corporation) from time to time;

“TR Corporation By-Laws” means the by-laws of TR Corporation;

“TR Corporation Common Shares” means the issued and outstanding common shares of TR Corporation from time to time, as the same may be subdivided or consolidated from time to time and any capital shares into which such common shares may be reclassified, converted or otherwise changed;

“TR Corporation Entrenched DLC Provisions” has the meaning given in the TR Corporation Articles;

“TR Corporation Equalization Share” means the equalization share in the capital of TR Corporation;

“TR Corporation Group” means, collectively, TR Corporation and its Subsidiaries from time to time, and a member of the TR Corporation Group means any one of them;

“TR Corporation Guarantee” means the deed of guarantee dated as of April 17, 2008 between TR Corporation and TR PLC whereby TR Corporation agrees to guarantee certain obligations of TR PLC for the benefit of creditors of TR PLC;

“TR Corporation Special Voting Share” means the special voting share in TR Corporation;

“TR Corporation Special Voting Share Trust” means the trust created by the TR Corporation Special Voting Share Trust Deed;

“TR Corporation Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of the TR Corporation Special Voting Share Trust, and includes any successor trustee of the TR Corporation Special Voting Share Trust;

“TR Corporation Special Voting Share Trust Deed” means the deed dated as of April 17, 2008 between TR Corporation, as settlor, and the TR Corporation Special Voting Share Trustee;

“TR Group” means, collectively, the TR Corporation Group and the TR PLC Group operating as a unified group pursuant to the DLC Structure;

“TR PLC ADS” means an American Depositary Share of TR PLC listed on NASDAQ, each of which represents six TR PLC Ordinary Shares;

“TR PLC Articles” means the articles of association of TR PLC;

“TR PLC Board” means the board of directors of TR PLC (or a duly authorized committee of the board of directors of TR PLC) from time to time;

“TR PLC Entrenched DLC Provisions” has the meaning given in the TR PLC Articles;

“TR PLC Equivalent Number” means the number of TR PLC Ordinary Shares that enjoy equivalent rights to Distributions (calculated having regard to Section 3.2(A)) and voting rights in relation to Joint Electorate Actions as one TR Corporation Common Share. Initially, the TR PLC Equivalent Number shall be one but shall be adjusted as provided in Section 3. In all cases, the TR PLC Equivalent Number shall be rounded to four decimal places;

“TR PLC Group” means, collectively, TR PLC and its Subsidiaries from time to time, and a member of the TR PLC Group means any one of them;

“TR PLC Guarantee” means the deed of guarantee dated as of April 17, 2008 between TR PLC and TR Corporation whereby TR PLC agrees to guarantee certain obligations of TR Corporation for the benefit of creditors of TR Corporation;

“TR PLC Memorandum” means the memorandum of association of TR PLC;

“TR PLC Memorandum and Articles” means the TR PLC Memorandum and the TR PLC Articles;

“TR PLC Ordinary Shares” means the issued and outstanding ordinary shares in TR PLC from time to time (including the TR PLC Ordinary Shares underlying each TR PLC ADS), as the same may be subdivided or consolidated from time to time and any capital shares into which such ordinary shares may be reclassified, converted or otherwise changed;

“TR PLC Special Voting Share” means the special voting share of £500,000 (five hundred thousand pounds) in TR PLC;

“TR PLC Special Voting Share Trust” means the trust created by the TR PLC Special Voting Share Trust Deed;

“TR PLC Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of the TR PLC Special Voting Share Trust, and includes any successor trustee of the TR PLC Special Voting Share Trust;

“TR PLC Special Voting Share Trust Deed” means the deed dated as of April 17, 2008 between TR Corporation, as settlor, and the TR PLC Special Voting Share Trustee;

“TR Shareholders” means, collectively, the holders of TR Corporation Common Shares and the holders of TR PLC Ordinary Shares;

“TSX” means the Toronto Stock Exchange;

“UK City Code” means the UK City Code on Takeovers and Mergers;

“UK Companies Act” means the UK Companies Act 2006;

“UK Listing Authority” means the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000;

“Unadjusted Action” has the meaning given in Section 3.2(B); and
“Wholly-Owned Subsidiary” means, in relation to any Person, any Subsidiary of which that Person at the time of determination, directly and/or indirectly, through one or more other Subsidiaries, Beneficially Owns and/or is Interested in 100 per cent of the securities of such Subsidiary (excluding debt securities and, in the case of TR Corporation, the TR Corporation Special Voting Share and the Reuters founders share in the capital of TR Corporation and, in the case of TR PLC, the TR PLC Special Voting Share and the Reuters founders share in the capital of TR PLC) carrying at that time a voting right ordinarily exercisable at meetings of shareholders either under all circumstances or under some circumstances that have occurred and are continuing.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.
(A)	The singular includes the plural and conversely.

(B)	One gender includes all genders.

(C)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(D)	A reference to a Section is to a Section of this Agreement, unless otherwise indicated.

(E)	A reference to any agreement or document is to that agreement or document as amended, restated, supplemented, varied or replaced from time to time, except to the extent expressly provided otherwise by this Agreement.

(F)	A reference to any legislation (including any listing rules of a stock exchange or voluntary codes) or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all rules and regulations and statutory instruments issued under it.

(G)	“Written”, “writing” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(H)	Mentioning anything after “include”, “includes”, or “including” does not limit what else might be included. Where particular words are followed by general words, the general words are not limited by the particular.

(I)	A reference to a body, other than a party to this Agreement (including any Governmental Agency), whether statutory or not:
(i)	which ceases to exist; or

(ii)	whose powers or functions are transferred to another body,
is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

(J)	All references to “time” are to the local time in the place where the relevant obligation is to be performed or right exercised.

(K)	References to “US$” are to United States dollars and to “£” and “pound” are to British pounds sterling.

(L)	References to an offer or distribution by way of rights by TR Corporation or TR PLC are to any type of offer or distribution (whether renounceable or non-renounceable) made by such company to the holders of its Shares and/or Shares of the other company in proportion as nearly as may be to their respective holdings of such Shares at the relevant time subject to such exclusions or other arrangements as the relevant Board may deem necessary or expedient in relation to fractional entitlements or legal or practical difficulties with making the offer or distribution under any Applicable Laws of or in any jurisdiction.

(M)	References to “party” or “parties” in this Agreement includes the party’s or parties’ successors and permitted assigns.

(N)	Any determinations or decisions made by the Boards pursuant to this Agreement shall be final and binding.

2.	DLC OPERATION

2.1	DLC Operation Principles

TR Corporation and TR PLC agree that the following principles are essential to the implementation, management and operation of the DLC Structure:
(A)	the TR Corporation Group and the TR PLC Group shall operate as a unified group;

(B)	the Boards shall comprise exactly the same individuals and the executive management of TR Corporation and TR PLC shall comprise exactly the same individuals; and

(C)	the directors of TR Corporation and TR PLC shall, in addition to their duties to the company concerned, have regard to, and take into account in the exercise of their powers, the best interests of the other company and of both the holders of TR Corporation Common Shares and the holders of TR PLC Ordinary Shares.
Each of TR Corporation and TR PLC shall therefore do (and shall, to the extent it is legally permitted to do so, cause each member of its Group to do) all acts and things necessary and within their respective powers to observe and implement such principles.

2.2	Indemnification of Directors

Each of TR Corporation and TR PLC shall take all actions necessary or desirable to ensure that the directors of each company shall be indemnified by such company and the other company for any acts or omissions by such directors in their capacity as a director of such company to the extent permitted by Applicable Laws.

3.	DLC EQUALIZATION

3.1	DLC Equalization Principle
3.1.1	Subject to Section 3.2, the following shall be observed in relation to the rights of the TR PLC Ordinary Shares and the TR Corporation Common Shares:

(A)	the Equalization Ratio shall govern the economic rights of one TR PLC Ordinary Share relative to one TR Corporation Common Share and the relative voting rights of one TR PLC Ordinary Share and one TR Corporation Common Share on Joint Electorate Actions so that, where the Equalization Ratio is 1:1, a holder of one TR PLC Ordinary Share shall, as far as practicable and in accordance with the terms of this Agreement:
(i)	be entitled to receive Distributions equivalent to those of a holder of one TR Corporation Common Share; and

(ii)	enjoy equivalent rights as to voting in relation to Joint Electorate Actions as those of a holder of one TR Corporation Common Share, and otherwise the economic rights, and voting rights in relation to Joint Electorate Actions, of a holder of one TR PLC Ordinary Share relative to a holder of one TR Corporation Common Share shall be in proportion to the then prevailing Equalization Ratio;

(B)	if an Action proposed by TR Corporation is the payment of a cash Distribution, TR PLC shall take a Matching Action in accordance with Section 4 and, for greater certainty, no other Action; and

(C)	in respect of any Action by TR Corporation that would provide a holder of a TR Corporation Common Share with an economic benefit, or an adjustment to its voting rights in relation to Joint Electorate Actions, or which would otherwise disadvantage a holder of a TR PLC Ordinary Share relative to a holder of a TR Corporation Common Share, and such Action is not a cash Distribution, then:
(i)	unless the Boards determine in accordance with this Agreement that it is not appropriate or practicable, TR PLC shall undertake a Matching Action; or

(ii)	if no Matching Action is to be undertaken by TR PLC, an appropriate adjustment to the Equalization Ratio shall be made, in order to ensure that there is equitable treatment (having regard to the then prevailing Equalization Ratio) for a holder of one TR PLC Ordinary Share relative to a holder of one TR Corporation Common Share. However, if, the Boards determine that it is not appropriate or practicable for TR PLC to undertake a Matching Action and that an adjustment to the Equalization Ratio would not be appropriate or practicable in relation to an Action, then such Action may be undertaken by TR Corporation only if it has been approved as a Class Rights Action in accordance with Section 6.2.

3.1.2	Other than Matching Actions in accordance with Section 3.1.1(C) and Section 4.1(A), TR PLC shall not make any Distribution or take any other Action which would provide a holder of a TR PLC Ordinary Share with an economic benefit, or an adjustment to its voting rights in relation to Joint Electorate Actions, or which would otherwise disadvantage a holder of a TR Corporation Common Share relative to a holder of a TR PLC Ordinary Share.

3.1.3	Subject to Section 3.1.1 and Section 3.1.2, the capital of the TR Group shall be deployed and managed in a way which the Boards consider most beneficial to the TR Group and, accordingly, assets may be transferred from any entity within the TR Group to any other entity within the TR Group without the approval of shareholders or creditors, regardless of the form of the transaction or the nature or value of assets transferred (including without limitation regardless of whether the transfer is a sale, lease or exchange of all or substantially all of the property of the transferor), and any such transfer is deemed to be in the ordinary course of business of each entity having an interest in the transfer. Any proposed sale, lease or exchange of all or substantially all of the property of the TR Group other than in the ordinary course of business of the TR Group must be approved as a Joint Electorate Action in accordance with Section 5.2 (including approval by a Special Resolution of TR Corporation).
3.2	Qualifications

For the purposes of the DLC Equalization Principle, except where expressly otherwise provided:
(A)	Distributions to the holders of TR Corporation Common Shares or TR PLC Ordinary Shares shall be calculated, and the economic rights of holders of TR Corporation Common Shares and TR PLC Ordinary Shares shall be determined, disregarding any Tax payable by or on behalf of, or any Tax Benefit arising to, such holders;

(B)	where in respect of an Action:
(i)	such Action by TR Corporation has not been approved as a Class Rights Action;

(ii)	in the absence of such approval, such Action would require a Matching Action or adjustment to the Equalization Ratio by virtue of Section 3.1.1; and

(iii)	the Boards consider that the effect of such Action upon the holder of a TR PLC Ordinary Share relative to its effect upon a holder of a TR Corporation Common Share is not material (as defined below), then, subject to the next sentence, there shall be no requirement for a Matching Action, an adjustment to the Equalization Ratio or approval as a Class Rights Action in respect of such Action (an “Unadjusted Action”). However, in considering the application of the DLC Equalization Principle to any Action the Boards shall take into account the effect of all prior Unadjusted Actions in deciding whether a Matching Action, an adjustment to the Equalization Ratio or approval as a Class Rights Action is appropriate and if any adjustment is made it shall take into account all such prior Unadjusted Actions. For the purposes of this Section, an Action is “not material” if both:
(x)	the Boards determine that the costs to TR PLC of taking a Matching Action or seeking approval as a Class Rights Action would be disproportionate to the effect of such Action upon the holders of TR PLC Ordinary Shares for whose benefit a Matching Action would otherwise be required in the absence of an adjustment to the Equalization Ratio or approval as a Class Rights Action; and

(y)	the adjustment that would be required to be made to the Equalization Ratio would result in an adjustment to the Equalization Ratio of less than 0.1 per cent;
(C)	the Boards shall have no obligation to take into account any fluctuations in exchange rates or in the market value of any securities or any other changes in circumstances arising after the time at which the Boards make a determination as to the form and value of any Matching Action or the calculation of any adjustment to the Equalization Ratio; and

(D)	there shall be no need for the Boards to make any adjustments to the Equalization Ratio or to do or omit to do any other thing as a result of the Distribution, voting or other rights of any shareholders being affected pursuant to any provision of either the TR Corporation Articles and By-Laws or the TR PLC Memorandum and Articles, as the case may be.
3.3	No Matching Action Required

Notwithstanding any other provision of this Section 3, no Matching Action or adjustment to the Equalization Ratio shall be required in respect of the following Actions, if taken by TR Corporation, and none of the following Actions, if taken by TR PLC, shall be prohibited under Section 3.1.2:
(A)	any Action by TR Corporation which would not provide a holder of a TR Corporation Common Share with an economic benefit or an adjustment to its voting rights in relation to Joint Electorate Actions, or which would not otherwise disadvantage a holder of a TR PLC Ordinary Share relative to a holder of a TR Corporation Common Share;

(B)	any Action by TR PLC which would not provide a holder of a TR PLC Ordinary Share with an economic benefit or an adjustment to its voting rights in relation to Joint Electorate Actions, or which would not otherwise disadvantage a holder of a TR Corporation Common Share relative to a holder of a TR PLC Ordinary Share;

(C)	grants or issuances of equity securities, or securities convertible into, or exchangeable or exercisable for, equity securities (“equity equivalents"), under scrip dividend or dividend reinvestment plans or schemes where the market value of the equity securities or equity equivalents granted or issued (determined in the manner customary for such plans or schemes in the jurisdictions in which they operate) is equal to, or less than, the cash amount of the dividend waived or reinvested;

(D)	grants or issuances of equity securities or equity equivalents pursuant to stock option, stock purchase or other security-based compensation or benefit plans or schemes to or on behalf of any one or more of the directors, officers, employees, consultants or other third party service providers (in their capacity as such) of such company or any of its Subsidiaries, which plans or schemes are either:
(i)	in existence prior to the date of this Agreement; or

(ii)	approved by the relevant Board and as otherwise required by Applicable Laws;
(E)	other grants or issuances of equity securities or equity equivalents to any Person (other than an offer or distribution by way of rights), including for acquisitions;

(F)	purchases, repurchases, buy-backs or redemptions of Shares (including a share cancellation in connection with a reduction of capital and purchases by one company of Shares of the other company) as follows:
(i)	purchases, repurchases and buy-backs in the normal course in the open market in compliance with Applicable Laws;

(ii)	(other than under the preceding subsection (i)) purchases, repurchases and buy-backs at or below the market value of such Shares (1) in the case of transactions made at a fixed price, on the date on which such purchase, repurchase or buy-back is announced or the trading day immediately prior thereto; or (2) otherwise, on the date on which such purchase, repurchase or buy-back is made or the trading day immediately prior thereto; and

(iii)	purchases, repurchases and buy-backs pursuant to a pro rata offer to the TR Shareholders at the same amount of premium to the market value of the relevant Shares (as adjusted by the Equalization Ratio);
(G)	the issue of the TR Corporation Equalization Share by TR Corporation in accordance with Section 13 and the issue of any other equalization shares by any Subsidiaries of TR Corporation to TR PLC or any of its Subsidiaries; and

(H)	any transaction that is subject to Section 11.1.3.
3.4	Boards’ Decisions

The Boards shall co-operate in deciding what (if any) Actions or Matching Actions to undertake.

4.	CASH DISTRIBUTIONS

4.1	Equivalent Distributions
(A)	Subject to Sections 4.1(B), (C) and (D), 4.2 and 4.3, and notwithstanding Section 3.2(B), if TR Corporation declares or otherwise becomes obligated or proposes to pay or pays a cash Distribution to holders of TR Corporation Common Shares, then TR PLC shall declare or otherwise become obligated or propose to pay or pay a cash Distribution to holders of TR PLC Ordinary Shares that is a Matching Action (an “Equivalent Distribution”). For the avoidance of doubt, where the Equalization Ratio is 1:1, if TR Corporation declares a cash dividend in an amount per TR Corporation Common Share, TR PLC shall, in accordance with this Agreement, declare a cash dividend in an equivalent amount per TR PLC Ordinary Share.

(B)	TR PLC shall not declare or otherwise become obligated or propose to pay or pay any cash Distribution in respect of TR PLC Ordinary Shares, other than an Equivalent Distribution in accordance with Section 4.1(A).

(C)	Sections 3.1.1 and 3.1.2 shall not restrict either TR Corporation’s or TR PLC’s ability to offer to holders of its Shares the ability to receive further TR Corporation Common Shares or TR PLC Ordinary Shares, as the case may be, at market value in lieu of receiving the whole or any part of a cash Distribution.

(D)	TR PLC shall not declare or otherwise become obligated or propose to pay or pay an Equivalent Distribution in respect of the cash Distribution in the amount of US$0.31747 per TR Corporation Common Share declared by TR Corporation and payable on May 1, 2008 to holders of TR Corporation Common Shares of record on April 16, 2008.
4.2	Equalization Payment

If TR PLC is prohibited by Applicable Laws from declaring or otherwise becoming obligated or proposing to pay, or paying, or is otherwise unable to declare or otherwise become obligated or propose to pay or pay, all or any portion of an Equivalent Distribution, TR PLC and TR Corporation shall, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable TR PLC to pay such Equivalent Distribution to holders of TR PLC Ordinary Shares in accordance with the other provisions of this Section 4. For the avoidance of doubt, nothing in this Section 4.2 shall be construed as giving rise at any time (including upon a termination of this Agreement in accordance with Section 11 or upon the Liquidation of either TR Corporation or TR PLC) to an obligation on the part of TR PLC to make any payments, in cash or other form, to TR Corporation.

4.3	Timing of Cash Distribution

The parties agree that, insofar as is practicable:
(A)	the Boards shall agree the amount of the Equivalent Distribution to be made by TR PLC;

(B)	cash Distributions to the holders of TR Corporation Common Shares or TR PLC Ordinary Shares shall be payable in the currency or currencies selected by the

Boards and for purposes of determining an Equivalent Distribution, the amounts of such cash Distributions shall be calculated on the basis of exchange rates selected by the Boards;

(C)	the TR PLC Board shall declare or otherwise become obligated or propose to pay the Equivalent Distribution at its Board meeting convened as close in time as practicable to the meeting of the TR Corporation Board at which the cash Distribution relating to such Equivalent Distribution is declared, becomes an obligation or is proposed to be paid;

(D)	the TR PLC Board shall announce and pay the Equivalent Distribution as close in time as is practicable to the applicable TR Corporation cash Distribution;

(E)	the Boards shall ensure that the record dates for receipt of a TR Corporation cash Distribution and TR PLC’s Equivalent Distribution are as close in time as is practicable; and

(F)	the Boards shall generally co-ordinate the timing of all other aspects of the payment or making of a TR Corporation cash Distribution and TR PLC’s Equivalent Distribution.
5.	JOINT ELECTORATE APPROVALS

5.1	Joint Electorate Actions
5.1.1	All actions put to shareholders of either TR Corporation or TR PLC, except for Class Rights Actions or Procedural Resolutions, shall be Joint Electorate Actions.

5.1.2	For the avoidance of doubt, the following actions, if put to the holders of TR Corporation Common Shares or the holders of TR PLC Ordinary Shares, shall be put to the TR Shareholders as Joint Electorate Actions:
(A)	the appointment, election, re-election or removal of any director of TR Corporation or TR PLC;

(B)	to the extent such receipt or adoption is required by Applicable Laws, the receipt or adoption of the financial statements or accounts of TR Corporation or TR PLC, or financial statements or accounts prepared on a consolidated basis, other than any financial statements or accounts in respect of the period(s) ended prior to the date of Completion;

(C)	a change of name of TR Corporation or TR PLC; and

(D)	the appointment or removal of the auditors of TR Corporation or TR PLC.
5.1.3	If a particular matter constitutes both a Joint Electorate Action and a Class Rights Action, it shall be treated as a Class Rights Action.

5.2	Approvals of Joint Electorate Actions

A Joint Electorate Action shall require approval by both:
(A)	an Ordinary Resolution of TR Corporation (or, if the TR Corporation Articles and By-Laws, this Agreement or Applicable Laws require the action to be approved by a Special Resolution of the holders of the TR Corporation Common Shares, by a Special Resolution); and

(B)	an Ordinary Resolution of TR PLC (or, if the TR PLC Memorandum and Articles or Applicable Laws require the action to be approved by a Special Resolution of the holders of the TR PLC Ordinary Shares, by a Special Resolution).
6.	SEPARATE APPROVALS OF CLASS RIGHTS ACTIONS

6.1	Class Rights Actions

Notwithstanding anything to the contrary contained in this Agreement, if either TR Corporation or TR PLC proposes to take any of the following actions:
(A)	the voluntary Liquidation of such company;

(B)	any adjustment to the Equalization Ratio other than an adjustment made pursuant to Section 3.1.1(C);

(C)	any amendment to, or termination of (including, for the avoidance of doubt, the voluntary termination of), this Agreement, the Special Voting Share Agreement or the Cross-Guarantees, other than any amendment which is formal or technical in nature and which is not materially prejudicial to the interests of shareholders of TR Corporation or TR PLC or is necessary to correct any inconsistency or manifest error as may be agreed between the Boards;

(D)	any amendment to, removal or alteration of the effect of (which shall include the ratification of any breach of) any of the TR Corporation Entrenched DLC Provisions or the TR PLC Entrenched DLC Provisions, other than any amendment which is formal or technical in nature and which is not materially prejudicial to the interest of shareholders of TR Corporation or TR PLC or is necessary to correct any inconsistency or manifest error as may be agreed between the Boards;

(E)	a change in the corporate status of TR Corporation from a corporation existing under the OBCA with its primary listing on the TSX or the NYSE or of TR PLC from a public limited company incorporated in England and Wales with its primary listing on the Official List of the UK Listing Authority (unless such change occurs in connection with a termination of this Agreement in accordance with Section 11.1.1 or Section 11.1.2(B));

(F)	any other action or matter the Boards determine (either in a particular case or generally) should be approved as a Class Rights Action because the interests of holders of TR Corporation Common Shares and holders of TR PLC Ordinary Shares may diverge; and

(G)	any Action to be approved as a Class Rights Action pursuant to Section 3.1.1(C),

each of them agrees with the other that it shall only take such action after such action has been approved by the Boards and as a Class Rights Action in accordance with this Section 6.
6.2	Approvals of Class Rights Actions

A Class Rights Action shall require approval of each company:
(A)	in the case of TR Corporation, by an Ordinary Resolution of TR Corporation (or, if the TR Corporation Articles and By-Laws or Applicable Laws require the action to be approved by a Special Resolution of the holders of the TR Corporation Common Shares, by a Special Resolution); and

(B)	in the case of TR PLC, by an Ordinary Resolution of TR PLC (or, if the TR PLC Memorandum and Articles or Applicable Laws require the action to be approved by a Special Resolution of the holders of the TR PLC Ordinary Shares, by a Special Resolution).
7.	MEETINGS AND VOTING

7.1	Obligations to Convene Meetings

In relation to both Joint Electorate Actions and Class Rights Actions:
(A)	the Boards of each of TR Corporation and TR PLC shall, as soon as practicable (except in the case of matters considered by shareholders at an annual meeting of TR Corporation or an annual general meeting of TR PLC), convene a meeting of its shareholders for the purpose of considering a resolution to approve the Joint Electorate Action or Class Rights Action;

(B)	each party shall use its best efforts to ensure such meetings are held on dates as close together as is practicable; and

(C)	the parties shall co-operate fully with each other in preparing resolutions, information circulars or statements, explanatory memoranda or any other information or material required in connection with the proposed Joint Electorate Action or Class Rights Action.
7.2	Ballot

Subject to Section 7.5, each of TR Corporation and TR PLC agrees with the other that any resolution proposed at a meeting of its shareholders in relation to which the TR Corporation Special Voting Share Trustee or the TR PLC Special Voting Share Trustee, as the case may be, is or may be entitled to vote shall be decided on by a ballot (i.e., by tabulation of individual votes) and not, for the avoidance of doubt, on a show of hands.

7.3	Timing of Ballot
7.3.1	TR Corporation agrees with TR PLC that any ballot in which the TR Corporation Special Voting Share Trustee is or may be entitled to vote shall be kept open for such time as to allow the corresponding general meeting of TR PLC to be held and for the voting rights attaching to the TR Corporation Special Voting Share to be determined and exercised on such ballot, although such ballot may be closed earlier in respect of shares of other classes.

7.3.2	TR PLC agrees with TR Corporation that any ballot in which the TR PLC Special Voting Share Trustee is or may be entitled to vote shall be kept open for such time as to allow the corresponding meeting of TR Corporation to be held and for the voting rights attaching to the TR PLC Special Voting Share to be determined and exercised on such ballot, although such ballot may be closed earlier in respect of shares of other classes.
7.4	Discretionary Matters

The Boards may by agreement and subject to Applicable Laws:
(A)	decide to seek the approval by Ordinary Resolution of the shareholders (or any class of shareholders) of either or both of TR Corporation and TR PLC for any matter that would not otherwise require such approval; or

(B)	specify a higher vote threshold than the Ordinary Resolution that would otherwise be required pursuant to this Section 7.
7.5	Procedural Resolutions

Notwithstanding anything to the contrary contained in this Agreement, resolutions of a procedural or technical nature put to shareholders at any meeting of TR Corporation or TR PLC, whether annual, general or otherwise (“Procedural Resolutions”) shall not constitute Joint Electorate Actions or Class Rights Actions and shall be voted on separately by the relevant company’s shareholders, and neither Special Voting Share shall have any voting rights on those resolutions. Procedural Resolutions include, without limitation, any resolution:
(A)	that certain Persons be allowed to attend or be excluded from attending the meeting;

(B)	that discussion be closed and the question put to the vote (provided no amendments have been raised);

(C)	that the question under discussion not be put to the vote;

(D)	to proceed with matters in an order other than that set out in the notice of the meeting;

(E)	to adjourn the debate (for example, to a subsequent meeting); and

(F)	to adjourn the meeting.
7.6	Voting Restrictions

Each of TR Corporation and TR PLC agrees that it shall procure that no voting rights for the time being attaching to any Shares in the other Beneficially Owned by it, or any member of its Group or in respect of which it, or any member of its Group, is Interested, are exercised on any resolution put to any shareholders meeting of the other.

8.	TAKE-OVER BIDS

8.1	Equivalent Treatment Principle
8.1.1	TR Corporation and TR PLC agree that it is essential to the implementation and operation of the DLC Structure that holders of TR Corporation Common Shares, on the one hand, and holders of TR PLC Ordinary Shares, on the other hand, be treated on an equivalent basis with respect to any take-over bid or similar transaction with respect to TR PLC Ordinary Shares or TR Corporation Common Shares.

8.1.2	Neither TR Corporation nor TR PLC shall accept, approve or recommend, or propose publicly to approve or recommend, or enter into any agreement, arrangement or understanding with a third party related to, any take-over bid or similar transaction with respect to TR Corporation Common Shares or TR PLC Ordinary Shares unless such take-over bid or similar transaction constitutes a Qualifying Take-Over Bid.

8.1.3	If at any time a Person offers to acquire or acquires one or more TR Corporation Common Shares and/or TR PLC Ordinary Shares and, after giving effect to such acquisition, such Person would Beneficially Own or Beneficially Owns or, as applicable, such Person would be Interested in or is Interested in, TR Corporation Common Shares and/or TR PLC Ordinary Shares in an amount equal to or in excess of any of the Take-Over Bid Thresholds (such offer or acquisition being a “Triggering Event”), TR Corporation and TR PLC shall, subject to Applicable Laws, take all actions within their control as are, in the view of the Boards, necessary or appropriate to procure that such Person make a Qualifying Take-Over Bid, including adopting a Shareholder Rights Plan and/or requesting that Governmental Agencies prohibit or otherwise prevent such offer or acquisition, unless:
(A)	either prior to or simultaneously with the Triggering Event, such Person makes a Qualifying Take-Over Bid (and, in the event that such Qualifying Take-Over Bid was made prior to the Triggering Event, such Qualifying

Take-Over Bid has not been withdrawn, abandoned or terminated prior to or simultaneously with the Triggering Event); or

(B)	the Triggering Event was a Permitted Bid Acquisition.
8.1.4	This Section 8 does not apply to offers to acquire or acquisitions of TR Corporation Common Shares or TR PLC Ordinary Shares, by either TR Corporation or TR PLC or any of their respective Subsidiaries.

8.1.5	For avoidance of doubt, the provisions of this Section 8 shall not be interpreted to diminish, limit, restrict or otherwise affect in any way the right of the Boards to make a recommendation to accept or reject any take-over bid or similar transaction that constitutes a Qualifying Take-Over Bid.
8.2	Qualifying Take-Over Bids
8.2.1	In this Section 8:

(A)	It is a question of fact as to whether a Person is acting jointly or in concert with another Person (the “first-mentioned Person”) and, without limiting the generality of the foregoing, the following shall be presumed to be acting jointly or in concert with the first-mentioned Person:
(i)	every other Person who has any agreement, commitment or understanding, whether formal or informal, with the first-mentioned Person, or with any other Person acting jointly or in concert with the first-mentioned Person, to acquire or offer to acquire voting securities or securities convertible into or exchangeable for voting securities;

(ii)	every other Person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the first-mentioned Person, or with any other Person acting jointly or in concert with the first-mentioned Person, intends to exercise jointly or in concert with the first-mentioned Person or with any other Person acting jointly or in concert with the first-mentioned Person any voting rights attaching to any such securities; and

(iii)	every Associate or Affiliate of the first-mentioned Person;
(B)	Notwithstanding Section 8.2.1(A), a registered dealer acting solely in an agency capacity for the first-mentioned Person in connection with the acquisition of voting securities or securities convertible into or exchangeable for voting securities and not executing principal transactions for its own account in such securities or performing services beyond customary dealer’s functions shall not be presumed solely by reason of such agency relationship to be acting jointly or in concert with the first-mentioned Person;

(C)	A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:
(i)	any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)	any securities of which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity, where such right is exercisable immediately or within 60 days of the date of the determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency or the making of any payment, upon the exercise of any conversion, exchange or purchase right attaching to Convertible Securities, or pursuant to any agreement, arrangement, pledge or understanding, written or oral (other than pursuant to pledges of securities in the ordinary course of business); and

(iii)	any securities which are Beneficially Owned within the meaning of clauses (i) or (ii) by any other Person with whom such Person is acting jointly or in concert;
(D)	Notwithstanding Section 8.2.1(C), a Person will not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any securities because:
(i)	such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depositary;

(ii)	such Person is an underwriter or member of a banking group or selling group acting in such capacity that has become the Beneficial Owner of such securities pursuant to a prospectus or by way of private placement provided such Person does not Beneficially Own such securities for a period in excess of one year;

(iii)	such Person holds such securities in its capacity as trustee of a trust under which such Person has no independent powers, discretions or responsibilities and must act on the instructions of the beneficiaries; or

(iv)	such Person is acting as a Securities Intermediary in relation to such securities and does not exercise independent control or direction over such securities;
(E)	“Interest” means, in relation to TR PLC Ordinary Shares, an interest in TR PLC Ordinary Shares within the meaning of the UK City Code and the words “Interested in” and similar words have corresponding meanings;

(F)	“Permitted Bid Acquisition” means an offer to acquire or an acquisition of outstanding TR Corporation Common

Shares and/or TR PLC Ordinary Shares made pursuant to an exemption from the take-over bid provisions of Applicable Laws, where the value of the consideration paid for any such TR Corporation Common Shares and/or TR PLC Ordinary Shares acquired is not in excess of the respective market values thereof at the date of acquisition;

(G)	“Qualifying Take-Over Bid” means an offer or offers to acquire (by way of a take-over bid or similar transaction) all of the outstanding TR Corporation Common Shares and TR PLC Ordinary Shares (i) which are made in compliance with Applicable Laws, and (ii) which (provided that compliance with the following is not inconsistent with Applicable Laws):
(i)	are made to all holders of TR Corporation Common Shares and TR PLC Ordinary Shares;

(ii)	are undertaken with respect to the TR Corporation Common Shares and TR PLC Ordinary Shares at or about the same time; and

(iii)	are equivalent (although not necessarily the same) in all material respects to the holders of TR Corporation Common Shares, on the one hand, and the holders of TR PLC Ordinary Shares, on the other hand, including with respect to:
(1)	the consideration offered for such shares (taking into account exchange rates and the Equalization Ratio);

(2)	the information provided to such holders;

(3)	the time available to such holders to consider such offer; and

(4)	the conditions to which the offers are subject; and
(H)	“Take-Over Bid Thresholds” means, at any time:
(i)	Beneficial Ownership of 20 per cent or more of the outstanding TR Corporation Common Shares;

(ii)	an Interest in 30 per cent or more of the outstanding TR PLC Ordinary Shares (taking into account TR PLC Ordinary Shares in which Persons acting in concert (within the meaning of the UK City Code) are Interested); or

(iii)	an Interest in such number of outstanding TR Corporation Common Shares and/or TR PLC Ordinary Shares (taking into account TR Corporation Common Shares and/or TR PLC Ordinary Shares in which Persons acting in concert (within the meaning of the UK City Code) are Interested) to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast 30 per cent or more of all votes entitled to be cast on a Joint Electorate Action by all shareholders of TR Corporation and TR PLC (excluding the holder of the TR Corporation Special Voting Share and the holder of the TR PLC Special Voting Share), in each case calculated in accordance with Applicable Laws governing take-over bids.
9.	STOCK EXCHANGES

Each of TR Corporation and TR PLC shall and so far as it is able shall ensure that each of its Subsidiaries shall, ensure that it is in a position to comply with obligations imposed on it by all stock exchanges on which either or both of the parties’ Shares (or other securities or depository receipts representing such Shares or securities) are from time to time listed, quoted or traded.

10.	INSOLVENCY

10.1	TR PLC Insolvency

Subject to Section 10.3,
(A)	If TR PLC Board determines that TR PLC is, or is likely to become, insolvent (whether or not a receiver, receiver and manager, provisional liquidator or liquidator, trustee in bankruptcy, monitor or other similar Person has been appointed or a mortgagee or other secured creditor has taken possession of the property of TR PLC), the TR PLC Board shall immediately give an Insolvency Notice to TR Corporation of such fact.

(B)	Upon receipt by TR Corporation of an Insolvency Notice, TR Corporation shall seek to ensure that the economic returns made or otherwise available to a holder of TR PLC Ordinary Shares relative to the economic returns available to a holder of TR Corporation Common Shares are in due proportion having regard to the Equalization Ratio (“Economic Equivalence”) by taking the steps set out in Sections 10.1(C) or (D).

(C)	TR Corporation shall have the right at any time within 12 months from the Insolvency Notice Date either:
(i)	irrevocably to offer to the holders of TR PLC Ordinary Shares on the Insolvency Notice Date in consideration for the TR PLC Ordinary Shares such number of TR Corporation Common Shares pro rata to their holdings of TR PLC Ordinary Shares as is required to ensure that, after such issue, Economic Equivalence is achieved; or

(ii)	to pay to a holder of TR PLC Ordinary Shares on the Insolvency Notice Date an amount equal to that proportion of the Market Capitalization of

TR Corporation as at the Insolvency Notice Date such that the amount paid and the balance remaining ensure that Economic Equivalence is achieved.
(D)	Unless TR Corporation has exercised its rights under Section 10.1(C), then, subject to Section 10.1(E), TR Corporation shall:
(i)	within three months from the date that the liquidator of TR PLC has finally established the identity of and amounts owed to the Proven Creditors but in any event not earlier than the expiration of the period set out in Section 10.1(C), pay in full the Proven Creditors of TR PLC or pay to TR PLC, in trust for the Proven Creditors of TR PLC, the amount required to pay them in full and all other costs and expenses of the liquidation (including those of the liquidator); and

(ii)	within one month thereafter pay to TR PLC an amount equal to that proportion of the total Market Capitalization of TR Corporation on the date all payments have been made pursuant to Section 10.1(D)(i) such that the amount paid and the balance remaining ensure that Economic Equivalence is achieved.
(E)	To the extent required by Applicable Laws, payments under this Section 10.1 shall only be made by TR Corporation to the extent that after making such payment there will remain available to TR Corporation sufficient assets to pay all its debts as and when they become due and payable.
10.2	TR Corporation Insolvency

If the TR Corporation Board determines that TR Corporation is, or is likely to become, insolvent (whether or not a receiver, receiver and manager, provisional liquidator or liquidator, trustee in bankruptcy, monitor or other similar Person has been appointed or a mortgagee or other secured creditor has taken possession of the property of TR Corporation), the TR Corporation Board shall immediately give an Insolvency Notice to TR PLC of such fact.

10.3	Both Parties Insolvent

If each party has provided the other with an Insolvency Notice and if:
(A)	TR Corporation has surplus assets available for distribution to the holders of TR Corporation Common Shares after payment of all debts due and payable; and

(B)	the ratio of the surplus attributable to each TR PLC Ordinary Share to the surplus attributable to each TR Corporation Common Share is less than the Equalization Ratio,

then, if relevant, TR Corporation must as soon as practicable pay to TR PLC (where possible) an amount which results in that ratio equaling the Equalization Ratio.
10.4	Interpretation of Section 10

In this Section 10:
(A)	The surplus assets of TR Corporation available for distribution to holders of TR Corporation Common Shares shall, for the purposes of Section 10.3, be calculated:
(i)	before deduction of any amount in respect of Tax which may be deducted or withheld from the distribution by or on behalf of TR Corporation; but

(ii)	net of any Tax payable by TR Corporation on the distribution to holders of TR Corporation Common Shares excluding, for the avoidance of doubt, any Tax within (i) above;
(B)	“Economic Equivalence” shall be determined before deduction of any amount in respect of Tax which may be deducted or withheld in respect of any payment to a holder of Shares and disregarding any Tax payable by or on behalf of, or any Tax Benefit arising to, a holder of Shares; and

(C)	For the avoidance of doubt, nothing in this Section 10 shall be construed as giving rise to an obligation on the part of TR PLC to make any payment, in cash or any other form, to TR Corporation.
11.	TERMINATION
11.1.1	This Agreement shall automatically terminate upon either party becoming a Wholly-Owned Subsidiary of the other party or both parties becoming Wholly-Owned Subsidiaries of a third party.

11.1.2	Either TR Corporation or TR PLC may terminate this Agreement:
(A)	on the mutual agreement of both parties (upon approval as a Class Rights Action); or

(B)	after all obligations under Section 10 have been satisfied.
11.1.3	TR Corporation and TR PLC shall not proceed with any combination of the TR Corporation Group and the TR PLC Group into a single non dual listed group as a consequence of which the DLC Structure will be terminated unless the Boards agree on the terms upon which such termination should occur and consider those terms to be equitable to the interests of both the holders of the TR Corporation Common Shares and the holders of TR PLC Ordinary Shares, having regard to Section 2.1 and Section 3. For the avoidance of doubt, this Section 11.1.3 applies to a combination involving a successor company to TR Corporation or TR PLC but not to a combination involving a third party.
12.	PERSONAL RIGHTS ONLY

12.1	No Third Party Beneficiaries

Notwithstanding any possible inferences to the contrary, the parties to this Agreement intend that the provisions of this Agreement shall not create any right or cause of action in or on behalf of any Person who is not a party to this Agreement; and no Person other than the parties to this Agreement shall be entitled to enforce the provisions of this Agreement in any legal proceeding in any forum.

12.2	Personal Rights

For the avoidance of doubt, the provisions of this Agreement are personal rights only. They do not, and are not intended to, create any proprietary right (including any proprietary right in any shareholder, member, securityholder, creditor, director or officer of TR Corporation or TR PLC or in any other Person). These undertakings are not assignable, and cannot be subject to a mortgage, charge, pledge, encumbrance or other security interest. These undertakings do not survive any termination of this Agreement. It is fundamental to the agreement of each of TR Corporation and TR PLC to give these undertakings that they should be relied on solely by the other, and it is fundamental to the agreement of each of TR Corporation and TR PLC to accept these undertakings that they should be performed solely by the other.

13.	ISSUE OF TR CORPORATION EQUALIZATION SHARE

On Completion, TR Corporation shall issue the TR Corporation Equalization Share to TR PLC. If TR Corporation is required to make a payment to TR PLC (or is required to take action and elects to do so by means of a payment to TR PLC) pursuant to Section 4.2 or Section 10 of this Agreement, TR Corporation shall make such payment as a dividend on the TR Corporation Equalization Share, unless the TR Corporation Board shall determine, with a view to the best interests of TR Corporation, to make such payment by another means.

14.	ISSUE OF SPECIAL VOTING SHARES

Prior to holding any meetings of their respective shareholders following Completion, TR Corporation shall issue its Special Voting Share to the TR Corporation Special Voting Trustee and TR PLC shall issue its Special Voting Share to the TR PLC Special Voting Trustee.

15.	RELATIONSHIP WITH OTHER DOCUMENTS

In the event of any conflict between this Agreement on the one hand and on the other hand either of the TR Corporation Articles and By-Laws or the TR PLC Memorandum and Articles, the terms of this Agreement shall prevail and the parties shall use their best efforts to ensure that any required amendment to the TR Corporation Articles and By-Laws or the TR PLC Memorandum and Articles, as is appropriate, is proposed at meetings of TR Corporation and TR PLC, as the case may be, in order to conform it or them with the provisions of this Agreement.

16.	MISCELLANEOUS

16.1	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the Business Day following such day.

16.2	Regulatory

The parties shall co-operate with each other from time to time to ensure that all information necessary or desirable for the making of (or responding to any requests for further information consequent upon) any notifications or filings made in respect of this Agreement, or the transactions contemplated hereunder, is supplied to the party dealing with such notification and filings and that they are properly, accurately and promptly made.

16.3	No Assignment

Neither of the parties may assign any of its rights or obligations under this Agreement in whole or in part without the approval of the other party.

16.4	No Waiver

No waiver by a party of any provisions or of any breach of any term or covenant contained in this Agreement, in one or more instances, shall be deemed to be or construed as a further or continuing waiver of any other condition or provision (whether or not similar) or of any breach of any other term or covenant contained in this Agreement.

16.5	No Partnership

Neither this Agreement nor the DLC Structure is intended for any legal, tax or other purpose to, or shall, (i) alter the status of TR Corporation and TR PLC as separate, independent entities (taxed respectively and exclusively as a Canadian and a United Kingdom corporation), (ii) result in any of TR Corporation, TR PLC, their respective Subsidiaries, or their respective shareholders being treated as creating an entity or otherwise entering into any partnership, joint venture, association or agency relationship, or (iii) give either party (or its respective Subsidiaries or shareholders) any legal or beneficial ownership interest in the assets of the other party (or its respective Subsidiaries) or except to the extent specifically provided hereby, (iv) give either party any right or entitlement to any dividend or other distribution, whether of income or capital, and in cash or any other form, made by the Subsidiaries of the other party, or (v) give shareholders of either party any right or entitlement to any dividend or other distribution, whether of income or capital, and in cash or any other form, made by the other party or its Subsidiaries, and shall not be construed as having such effect.

16.6	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. The parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic and substantive effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

16.7	Amendment

Any amendment to or termination of this Agreement shall be made in writing signed by duly authorized representatives of TR Corporation and TR PLC. Any amendments to this Agreement which are formal or technical in nature and which are not materially prejudicial to the interests of the shareholders of either party or are necessary to correct any inconsistency or manifest error may be agreed between the Boards. Any other amendment to this Agreement shall, for the avoidance of doubt, require approval by a Class Rights Action.

16.8	Enurement

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

17.	NOTICES

Notices, requests, instructions, approvals by the parties, or other documents to be given under this Agreement shall be in writing and shall be deemed given (i) when sent if sent by electronic media and receipt is promptly confirmed by telephone confirmation thereof; or (ii) when delivered, if delivered personally to the intended recipient or sent by overnight delivery via an international courier service, and in each case, addressed to such Person or Persons at such address or addresses as each party shall notify in writing to the other party at the address given at the head of this Agreement or thereafter at the relevant address for notification from time to time.

18.	COUNTERPARTS

This Agreement may be entered into in any number of counterparts, all of which taken together, shall constitute one and the same instrument. Either party may enter into this Agreement by signing any such counterpart.

19.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

20.	SUBMISSION TO JURISDICTION

Subject to Section 21, any suit, action or proceeding against TR Corporation or TR PLC or any of its assets arising out of or relating to this Agreement may be brought in a competent court of the Province of Ontario, Canada, and each of TR Corporation and TR PLC hereby irrevocably and unconditionally attorns and submits to the non-exclusive jurisdiction of such court over the subject matter of any such suit, action or proceeding. Each of TR Corporation and TR PLC irrevocably waives and agrees not to raise any objection it might now or hereafter have to any such suit, action or proceeding in any such court including any objection that the place where such court is located is an inconvenient forum or that there is any other suit, action or proceeding in any other place relating in whole or in part to the same subject matter.

21.	ARBITRATION
(A)	Any and all disputes, controversies or claims arising out of or in connection with this Agreement, any provision hereof, or any alleged breach hereof, and any and all disputes, controversies or claims relating to the validity of this Agreement (all of which are referred to herein as “Disputes”), even though some or all of such Disputes are alleged to be extra-contractual in nature, whether such Disputes sound in contract, tort or otherwise, at law or in equity, whether for damages, specific performance or other relief, shall be finally and exclusively determined by final and binding arbitration in accordance with this Section 21.

(B)	Notwithstanding anything in this Section 21, prior to the appointment of any arbitrators, any party may apply to any competent court in the Province of Ontario, Canada for interim relief. A request for interim relief by a party to a court shall not be considered to be incompatible with Section 21(A) or as a waiver of that provision.

(C)	The arbitral tribunal (the “Tribunal”) shall be composed of three arbitrators, which shall be appointed as follows: each party shall have the right to appoint one arbitrator; and the two arbitrators so appointed shall then appoint a third arbitrator who shall serve as the Chairman of the Tribunal. A Person or Persons, entitled to appoint an arbitrator, shall appoint such arbitrator within ten (10) days of receiving notice from a party of the commencement of an arbitration, failing which such arbitrator shall, at the written request of either party, be appointed by the International Chamber of Commerce. At the initiation of a proceeding and upon the convening of the Tribunal, the arbitrators shall take an oath of neutrality and shall decide the matters presented to them based upon the evidence submitted in the proceeding and without regard to the origin or circumstances of their appointment or selection for service on the Tribunal.

(D)	The construction and interpretation of this Section 21, and all rules of conduct of any arbitration conducted pursuant to this Section 21 (including procedural and evidentiary matters), shall be determined by the Tribunal. Unless otherwise unanimously agreed by the arbitrators, the venue of the arbitration shall be New York, New York.

(E)	At the request of any party, the Tribunal may take such interim measures as the Tribunal considers necessary in respect of the Dispute, including measures for the preservation of assets or the conservation of goods. The Tribunal may require security for the cost of such measures.

(F)	The Tribunal shall conduct a hearing as soon as reasonably practicable after a matter has been submitted for arbitration by a party and the members of the Tribunal have been selected. As the Tribunal may direct and without the necessity of subpoenas or other court orders, the parties shall make their agents, employees and witnesses available upon reasonable notice at reasonable times for deposition or for testimony at the hearing and shall respond to requests for documents. An award completely disposing of all Disputes (a “Final Award”) shall be rendered by the Tribunal as soon as reasonably practicable after the hearing. The Tribunal shall not be required to submit a detailed statement of its reasons, but shall set forth concisely in the Final Award the amounts, actions, contractual responsibilities or other remedial conclusions that the Tribunal determines to be appropriate.

(G)	Each party acknowledges and agrees that in the event either party breaches any of its obligations under this Agreement, the other party would be irreparably harmed and could not be made whole by monetary damages alone. Both parties accordingly agree that the Tribunal shall have the authority to grant any party all appropriate non-monetary relief, including ordering a breaching party to comply fully with its obligations under the Agreement, ordering specific performance or granting temporary or permanent injunctive relief; provided, however, that nothing in this Section 21 shall be construed to limit the Tribunal in awarding monetary damages, whether as a sole remedy or together with remedies for specific performance and/or injunctive relief.

(H)	Any award made by the Tribunal shall be final and binding upon each party, each of which expressly waives all right to appeal or recourse to any court. The Final Award may be confirmed, and a judgment entered or enforced, in any competent court in the Province of Ontario, Canada.

(I)	The fees and expenses of the arbitrators shall be borne equally by the parties, but the Final Award may include such allocations and awards of the arbitrators’ fees and expenses as the Tribunal determines is appropriate.
IN WITNESS whereof this Agreement has been executed on the date first written above.

THOMSON REUTERS CORPORATION
By:	/s/ Deirdre Stanley
	Name:	Deirdre Stanley
	Title:	Executive Vice President and General Counsel

THOMSON REUTERS PLC
By:	/s/ W. Geoffrey Beattie
	Name:	W. Geoffrey Beattie
	Title:	Director

EXHIBIT B
TR CORPORATION GUARANTEE

THOMSON REUTERS CORPORATION DEED OF GUARANTEE

THOMSON REUTERS CORPORATION DEED OF GUARANTEE
This Deed of Guarantee (“Guarantee”) is made on April 17, 2008 between Thomson Reuters Corporation (prior to the Effective Date, The Thomson Corporation) (“TR Corporation”) and Thomson Reuters PLC (“TR PLC”) for the benefit of each Creditor (as defined below).
BACKGROUND
TR Corporation has agreed to acquire Reuters Group PLC (“Reuters”) by implementing the DLC Structure (as defined below). Pursuant to the DLC Structure, TR Corporation is entering into this Guarantee in respect of certain obligations of TR PLC (together with certain obligations of Principal Debtors (as defined below) to the extent guaranteed by TR PLC, including all contractual obligations of Reuters existing as at the Effective Date (as defined below)) and TR PLC is entering into the TR PLC Guarantee (as defined below) in respect of certain obligations of TR Corporation for the benefit of creditors of TR Corporation.
THIS DEED WITNESSES as follows:
1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Guarantee:

“Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open for business in the City of Toronto, New York and London;

“Control” means:
(a)	when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person (in the case of TR PLC or TR Corporation, either alone or together with the other corporation) at the relevant time of shares of such corporation carrying more than the greater of (i) 50 per cent of the voting rights ordinarily exercisable at meetings of shareholders of such corporation and (ii) the percentage of voting rights ordinarily exercisable at meetings of shareholders of such corporation that are sufficient to elect a majority of the directors of such corporation; and

(b)	when applied to the relationship between a Person and a partnership, joint venture or other unincorporated entity, the beneficial ownership by such Person (in the case of TR PLC or TR Corporation, either alone or together with the other corporation) at the relevant time of more than 50 per cent of the ownership interests of the partnership, joint venture or other unincorporated entity in circumstances where it can reasonably be expected that such Person directs or has the power to direct the affairs of the partnership, joint venture or other unincorporated entity;

and the words “Controlled by”, “Controlling” and “under common Control with” and similar words have corresponding meanings; provided that a Person who Controls a corporation, partnership, joint venture or other unincorporated entity (the “second-mentioned Person”) shall be deemed to Control a corporation, partnership, joint venture or other unincorporated entity which is Controlled by the second-mentioned Person and so on;

“Creditor” means any Person to whom or to which any Obligation is owed;

“Cross-Guarantees” means, collectively, this Guarantee and the TR PLC Guarantee;

“DLC Structure” means the dual listed company structure effected pursuant to the Equalization and Governance Agreement and the transactions contemplated thereby, including the Special Voting Share Agreement, the TR Corporation Articles and By-Laws, the TR PLC Memorandum and Articles and the Cross-Guarantees;

“Effective Date” means the date on which the TR PLC Ordinary Shares will be admitted to the Official List maintained by the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities;

“Equalization and Governance Agreement” means the Equalization and Governance Agreement dated as of April 17, 2008, between TR PLC and TR Corporation;

“Existing Obligation” means, in relation to:
(a)	any agreement or exclusion referred to in Clause 4;

(b)	any termination of this Guarantee; or

(c)	any amendment to this Guarantee,
any Obligation
(i)	incurred before; or

(ii)	arising at any time out of any credit or similar facility (whether committed or uncommitted) in effect at, the time at which the relevant agreement, exclusion, termination or amendment becomes effective;

“Governmental Agency” means a court of competent jurisdiction, any government or any governmental, regulatory, self-regulatory or administrative authority, agency, commission, body or other governmental entity and shall include any relevant competition authorities, the UK Panel on Takeovers and Mergers, the European Commission, the London Stock Exchange, the UK Listing Authority, the Canadian securities regulatory authorities, the TSX, the U.S. Securities and Exchange Commission, the NYSE and NASDAQ;

“LIBOR” means the rate of interest per annum which appears on page 3750 of the Telerate screen at approximately 11:00 a.m. (London time) on the date of determination; or if such Telerate screen is not available on the date of determination, then the last such published rate of interest per annum as near thereto as practicable;

“NASDAQ” means the National Association of Security Dealers, Inc. Automated Quotations System;

“NYSE” means the New York Stock Exchange, Inc.;

“Obligation” means:
(a)	any contractual obligation of TR PLC or a Principal Debtor (to the extent guaranteed by TR PLC) in existence at the Effective Date;

(b)	any other contractual obligation (whether actual or contingent, primary or secondary, or otherwise) incurred after the Effective Date by:
(i)	TR PLC; or

(ii)	any Principal Debtor (to the extent guaranteed by TR PLC); and
(c)	any other obligation of TR PLC or a Principal Debtor whether entered into prior to or after the Effective Date which may be agreed to in writing after the date hereof between TR Corporation and TR PLC (in their absolute discretion), in which case a note of such obligation will be set out in Schedule 1, other than, in each case, any obligation:
(i)	to the extent that (without reference to the effect of this Guarantee) it is covered by the terms of any policy of insurance (or any indemnity in the nature of insurance) of which TR PLC (or, where relevant, the Principal Debtor) has the benefit and which is in full force and effect;

(ii)	explicitly guaranteed in writing by TR Corporation (otherwise than under this Guarantee) or for which TR Corporation has agreed in writing to act as co-obligor or co-issuer;

(iii)	where the arrangement under which the obligation was or is incurred, or the terms of issue of the obligation, explicitly provided or provide(s) that the obligation is not to be an Obligation within the meaning of this Guarantee, or where the Creditor has explicitly agreed or explicitly agrees that the obligation is not to be an Obligation within the meaning of this Guarantee;

(iv)	owed to TR Corporation or to any Subsidiary of TR Corporation or to any of the Subsidiaries of TR PLC, save where such obligation is owed expressly to any Subsidiary in its capacity as trustee for a registered occupational pension scheme;

(v)	of TR PLC under or in connection with the TR PLC Guarantee or any other guarantee by TR PLC of any obligation of TR Corporation or any Subsidiary of TR Corporation;

(vi)	excluded from the scope of this Guarantee as provided in Clause 4 or Clause 5 provided that obligations previously excluded under Clause 4 may be agreed for re-inclusion pursuant to paragraph (c) above;

(vii)	consisting of an obligation to pay a Creditor an amount to compensate for any deduction or withholding for or on account of Tax from any payment to that Creditor, where no such deduction or withholding would be required as a result of payment being made by TR Corporation under this Guarantee rather than by the relevant Principal Debtor under the guaranteed obligation;

(viii)	of TR PLC under a guarantee to the extent that the guaranteed obligation of the Principal Debtor is not a contractual obligation or is of a type referred to in any of paragraphs (i) to (vii) of this definition; or

(ix)	owed to holders of TR PLC Ordinary Shares, in their capacity or otherwise flowing from their status as holders of such shares.
“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Principal Debtor” means, at any time, any Person any of whose obligations are at that time guaranteed by TR PLC (including Reuters, all of whose contractual obligations in existence at the Effective Date are guaranteed by TR PLC pursuant to the Reuters Guarantee), other than by way of the TR PLC Guarantee;

“Relevant Creditor” has the meaning given in Clause 3.1;

“Reuters Guarantee” means the deed of guarantee dated as of April 17, 2008 between TR PLC and Reuters whereby TR PLC agrees to guarantee certain obligations of Reuters for the benefit of creditors of Reuters;

“Special Voting Share” means, in relation to TR Corporation, the TR Corporation Special Voting Share and, in relation to TR PLC, the TR PLC Special Voting Share;

“Special Voting Share Agreement” means the Special Voting Share Agreement, dated as of April 17, 2008, by and among TR Corporation, TR PLC, the TR Corporation Special Voting Share Trustee and the TR PLC Special Voting Share Trustee relating, inter alia, to how each Special Voting Share is to be voted;

“Subsidiary” with respect to any Person, means a Person Controlled by such Person;

“Tax” or “Taxes” means any taxes, levies, imposts, deductions, charges, withholdings or duties levied by any authority (including goods and services taxes, value added taxes and any other stamp and transaction duties) (together with any related interest, penalties, fines and expenses in connection with them);

“TR Corporation Articles” means the articles of incorporation of TR Corporation;

“TR Corporation Articles and By-Laws” means the TR Corporation Articles and the TR Corporation By-Laws;

“TR Corporation By-Laws” means the by-laws of TR Corporation;

“TR Corporation Special Voting Share” means the special voting share in TR Corporation;

“TR Corporation Special Voting Share Trust” means the trust created by the TR Corporation Special Voting Share Trust Deed;

“TR Corporation Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of the TR Corporation Special Voting Share Trust, and includes any successor trustee of the TR Corporation Special Voting Share Trust;

“TR Corporation Special Voting Share Trust Deed” means the deed dated as of April 17, 2008 between TR Corporation, as settlor, and the TR Corporation Special Voting Share Trustee;

“TR PLC ADS” means each American Depository Share of TR PLC listed on NASDAQ, each of which represents six TR PLC Ordinary Shares;

“TR PLC Articles” means the articles of association of TR PLC;

“TR PLC Guarantee” means the deed of guarantee dated as of April 17, 2008 between TR PLC and TR Corporation whereby TR PLC agrees to guarantee certain obligations of TR Corporation for the benefit of creditors of TR Corporation;

“TR PLC Memorandum” means the memorandum of association of TR PLC;

“TR PLC Memorandum and Articles” means the TR PLC Memorandum and the TR PLC Articles;

“TR PLC Ordinary Shares” means the issued and outstanding ordinary shares in TR PLC from time to time (including the TR PLC Ordinary Shares underlying each TR PLC ADS), as the same may be subdivided or consolidated from time to time and any capital shares into which such ordinary shares may be reclassified, converted or otherwise changed;

“TR PLC Special Voting Share” means the special voting share of £500,000 (five hundred thousand pounds) in TR PLC;

“TR PLC Special Voting Share Trust” means the trust created by the TR PLC Special Voting Share Trust Deed;

“TR PLC Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of the TR PLC Special Voting Share Trust, and includes any successor trustee of the TR PLC Special Voting Share Trust;

“TR PLC Special Voting Share Trust Deed” means the deed dated as of April 17, 2008 between TR Corporation, as settlor, and the TR PLC Special Voting Share Trustee;

“TSX” means the Toronto Stock Exchange; and

“UK Listing Authority” means the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.
(A)	The singular includes the plural and conversely.

(B)	One gender includes all genders.

(C)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(D)	A reference to a Clause or a Schedule is to a Clause of or Schedule to this Guarantee, and any such Schedule forms part of this Guarantee, unless otherwise indicated.

(E)	A reference to any agreement or document is to that agreement or document as amended, restated, novated, supplemented, varied or replaced from time to time, except to the extent expressly provided otherwise by this Guarantee.

(F)	A reference to any legislation (including any listing rules of a stock exchange or voluntary codes) or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all rules and regulations and statutory instruments issued under it.

(G)	“Written”, “writing” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(H)	Mentioning anything after “include”, “includes”, or “including” does not limit what else might be included. Where particular words are followed by general words, the general words are not limited by the-particular.

(I)	A reference to a body other than TR Corporation or TR PLC (including any Government Agency), whether statutory or not:
(i)	which ceases to exist; or

(ii)	whose powers or functions are transferred to another body,
is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

(J)	All references to “time” are to the local time in the place where the relevant obligation is to be performed (or right exercised).

(K)	References to “£” and “pound” are to British pounds sterling.

(L)	References to “party” or “parties” in this Guarantee or any other agreement, includes the party’s or parties’ successors and permitted assigns.
2.	EFFECT OF THIS GUARANTEE

This Guarantee shall take effect on the Effective Date as a deed and it is intended that each Creditor severally shall be entitled to benefit from the terms of this Guarantee pursuant to the terms of the Contracts (Rights of Third Parties) Act 1999 save that the parties hereto shall be entitled to make any variation or rescission of its terms, in accordance with its terms (including, without limitation, pursuant to Clause 4), without the consent of any Creditor or of any third party.

3.	GUARANTEE AND INDEMNITY

3.1	Subject to the terms of this Guarantee, TR Corporation unconditionally and irrevocably undertakes and promises to TR PLC that it shall, as a continuing obligation, make to the Creditor to whom or to which it is owed (the “Relevant Creditor”) the proper and punctual payment of each Obligation if for any reason TR PLC does not make such payment on its due date. If for any reason TR PLC does not make such payment on its due date, TR Corporation shall pay the amount due and unpaid to the Relevant Creditor upon written demand upon TR Corporation by the Relevant Creditor. In this Clause 3, references to the Obligations include references to any part of them.

3.2	The obligations of TR Corporation under this Guarantee shall be continuing obligations and shall not be satisfied, discharged or affected by any intermediate payment or settlement of account.

3.3	In the event that TR Corporation is required to make any payment to any Creditor pursuant to Clause 3.1 and/or Clause 3.10 and does make such payment, TR PLC unconditionally and irrevocably agrees by way of a full indemnity (on an after-tax basis) to reimburse TR Corporation in respect of such payments, including interest thereon (payable from the date of demand for payment both before and after default and judgment) at LIBOR, plus 20 basis points per annum.

3.4	A demand may not be made under this Guarantee without:
(A)	a demand first having been made by the Relevant Creditor on TR PLC; and

(B)	to the extent, if any, that the terms of the relevant Obligation of TR PLC (or the underlying obligation of the relevant Principal Debtor) require such recourse, recourse first being had to any other Person or to any security.
3.5	Unless otherwise provided in this Guarantee, the liabilities and obligations of TR Corporation under this Guarantee shall remain in force notwithstanding any act, omission, neglect, event or matter which would not affect or discharge the liabilities of TR PLC owed to the Relevant Creditor. Without prejudice to its generality, the foregoing shall apply in relation to:
(A)	anything which would have discharged TR Corporation (wholly or in part) but not TR PLC;

(B)	anything which would have offered TR Corporation (but not TR PLC) any legal or equitable defence; and

(C)	any winding-up, insolvency, dissolution and/or analogous proceeding of, or any change in constitution or corporate identity or loss of corporate identity by, TR PLC or any other Person.
3.6	Sections 3(2) and (4) of the Contracts (Rights of Third Parties) Act 1999 shall not apply to this Guarantee and accordingly:
(A)	in respect of any claim against TR Corporation by a Creditor, TR Corporation shall not have available to it by way of defence or set-off any matter that arises from or in connection with this Guarantee, and which would have been available to TR Corporation by way of defence or set-off if the proceedings had been brought against TR Corporation by TR PLC;

(B)	TR Corporation shall not have available to it by way of defence or set-off any matter that would have been available to it by way of defence or set-off against the Creditor if the Creditor had been a party to this Guarantee; and

(C)	TR Corporation shall not have available to it by way of counterclaim any matter not arising from this Guarantee that would have been available to it by way of counterclaim against the Creditor if the Creditor had been a party to this Guarantee.
3.7	Any discharge or release of any liabilities and obligations of TR Corporation under this Guarantee, and any composition or arrangement which TR Corporation may effect with any Creditor in respect of any such liabilities or obligations, shall be deemed to be made subject to the condition that it will be void to the extent that any or all of the payment or security which the Creditor may previously have received or may thereafter receive from any Person in respect of the relevant Obligations is set aside or reduced under any applicable law or proves to have been for any reason invalid.

3.8	Without prejudice to the generality of this Clause 3, and to Clause 3.9 in particular, none of the liabilities or obligations of TR Corporation under this Guarantee shall be impaired by any Creditor:
(A)	agreeing with TR PLC any composition, arrangement, variation of or departure from (however substantial) the terms of any Obligation and any such composition, arrangement, variation or departure shall, whatever its nature, be binding upon TR Corporation in all circumstances; or

(B)	releasing or granting any time or any indulgence whatsoever to TR PLC.
3.9	(A) Despite anything else in Clause 3, but subject to paragraph (B) below, if and to the extent that the Relevant Creditor (or any Person duly acting on behalf of the Relevant Creditor) at any time before or after the date of this Guarantee explicitly agrees with TR PLC or grants to TR PLC any discharge, release, composition, arrangement, variation, departure, time, indulgence or other limitation (whether as to amount, recourse or otherwise) of any kind in respect of any Obligation, it shall automatically operate for the benefit of, and be binding upon, TR Corporation to the same extent.

(B) Despite anything else in this Guarantee (including Clause 3.8), no composition, arrangement, variation of or departure from the terms of any Obligation (or any underlying obligation of any Principal Debtor) agreed with TR PLC or any Principal Debtor, as applicable, after termination of this Guarantee or exclusion of that Obligation from the scope of this Guarantee shall be binding on TR Corporation (or extend its liabilities and obligations under this Guarantee) except to the extent, if any, that:
(i)	TR Corporation explicitly agrees in writing to that composition, arrangement, variation or departure at the same time as TR PLC or that Principal Debtor; or

(ii)	it reduces TR Corporation’s obligations or liability under this Guarantee.
3.10	Subject to Clause 3.4, as a separate, additional and continuing obligation, TR Corporation unconditionally and irrevocably agrees that, should any Obligation not be recoverable from TR Corporation under Clause 3.1 as a result of the Obligation becoming void, voidable or unenforceable against TR PLC, TR Corporation will, as a sole, original and independent obligor, make payment of the Obligation to the Relevant Creditor by way of a full indemnity on the due date provided for payment by the terms of the Obligation.

3.11	TR Corporation shall, if requested by TR PLC, (i) enter into agreements to act as a co-issuer or co-borrower with respect to any Obligation of TR PLC or (ii) execute and deliver a separate guarantee agreement of any Obligation of TR PLC, in each case, on terms satisfactory to TR Corporation and TR PLC. If TR Corporation enters into such agreements with respect to any Obligation of TR PLC, TR Corporation and TR PLC may

agree that such Obligation shall be excluded from the scope of this Guarantee in accordance with Clause 4.

4.	EXCLUSION OF CERTAIN OBLIGATIONS

4.1	Subject to Clauses 4.2 and 4.3, TR Corporation and TR PLC may at any time agree that obligations of a particular type, or a particular obligation or particular obligations, incurred after the time at which such exclusion becomes effective shall be excluded from the scope of this Guarantee (and shall not be “Obligations” for the purpose of this Guarantee) with effect from such future time (being at least three months after the date on which notice of the relevant exclusion is given in accordance with Clause 8.1 or, where the Obligation is a particular obligation, at least five Business Days, or such shorter period as the relevant Creditor may agree, after the date on which notice of the relevant exclusion is given in accordance with Clause 4.5) as they may agree.

4.2	No agreement or exclusion under Clause 4.1 shall be effective with respect to any Existing Obligation.

4.3	No agreement or exclusion under Clause 4.1 shall be effective unless and until TR Corporation and TR PLC enter into a supplemental deed specifying the relevant exclusion and the time at which it is to become effective.

4.4	Notice of any exclusion under Clause 4.1 of obligations of a particular type, of the time at which such exclusion is to become effective, and of the date of the related supplemental deed, shall be given by TR Corporation in accordance with Clause 8.3.

4.5	Notice of any exclusion under Clause 4.1 of a particular obligation and of the time at which it is to become effective shall be given to the relevant Creditor in writing addressed to that Creditor at the last address of that Creditor known to TR Corporation and shall be effective when delivered to that address. It shall not be necessary for the related supplemental deed to have been entered into before that notice is sent, nor for the notice to state the date of the related supplemental deed.

5.	TERMINATION

5.1	Subject to Clause 5.3, this Guarantee shall automatically terminate if, and with effect from, the same time as:
(A)	the Equalization and Governance Agreement terminates or otherwise ceases to have effect;

(B)	the TR PLC Guarantee terminates or otherwise ceases to have effect; or

(C)	a resolution is passed or an order is made for the liquidation or winding up of TR PLC or a receiver or a similar Person is appointed in respect of all its property, assets or undertakings.

5.2	Subject to Clause 5.3, TR Corporation may at any time terminate this Guarantee by giving notice under Clause 8.1 with effect from such future time, if approved by a Class Rights Action (as defined in the Equalization and Governance Agreement).

5.3	No termination shall be effective with respect to any Existing Obligation.

5.4	Notice of any automatic termination under Clause 5.1, or of any termination under Clause 5.2 and of the time at which it became effective, shall be given by TR Corporation in accordance with Clause 8.3 within 10 Business Days of such termination.

6.	AMENDMENTS

6.1	Subject to Clause 6.2 and Clause 6.3:
(A)	any amendments to this Guarantee which are formal or technical in nature and which are not materially prejudicial to the interests of the shareholders of either TR PLC or TR Corporation or are necessary to correct any inconsistency or manifest error may be agreed between TR Corporation and TR PLC; and

(B)	any other amendments to this Guarantee shall be effective only if approved by a Class Rights Action (as defined in the Equalization and Governance Agreement).
6.2	No amendment under Clause 6.1 shall be effective with respect to any Existing Obligation.

6.3	No amendment under Clause 6.1 shall be effective unless and until TR Corporation and TR PLC enter into a supplemental deed specifying the relevant amendment and the time at which it is to become effective.

6.4	Notice of any amendment under Clause 6.1 of the time at which it is to become effective, and of the date of the related supplemental deed, shall be given by TR Corporation in accordance with Clause 8.3.

7.	CURRENCY

7.1	All payments to be made under this Guarantee shall be made in the currency or currencies in which the Obligations are expressed to be payable by TR PLC.

7.2	If, under any applicable law, whether as a result of a judgment against TR Corporation or TR PLC or the liquidation of TR Corporation or TR PLC or for any other reason, any payment under or in connection with this Guarantee is made or is recovered in a currency (the “other currency”) other than that in which it is required to be paid under the terms of the relevant Obligation (the “agreed currency”) then, to the extent that the payment to the Creditor (when converted at the rate of exchange on the date of payment, or in the case of a liquidation, the latest date for the determination of liabilities permitted by the applicable law) falls short of the amount due and unpaid in respect of that Obligation, TR Corporation agrees that it shall, as a separate and independent obligation, fully indemnify the Creditor against the amount of the shortfall, and for the purposes of this Clause 7,

“rate of exchange” means the spot rate at which the Creditor is able on the relevant date to purchase the agreed currency with the other currency.

8.	NOTICES

8.1	Any notice to or demand upon TR PLC under this Guarantee shall be in writing addressed to it at its principal place of business in the United Kingdom for the time being (marked for the attention of the Chief Financial Officer, with a copy sent to the General Counsel) and shall be effective when delivered to that principal place of business.

8.2	Any notice to or demand upon TR Corporation under this Guarantee shall be in writing addressed to it at its principal place of business in the United States for the time being (marked for the attention of the Chief Financial Officer, with a copy sent to the General Counsel) and shall be effective when delivered to that principal place of business.

8.3	Any notice by TR Corporation under Clause 4.4, 5.4 or 6.4 shall be given by advertisements in the Financial Times (London Edition), the Wall Street Journal and The Globe and Mail (National Edition) (but, if at any time TR Corporation determines that advertisement in such newspaper(s) is not practicable, the relevant advertisement shall instead be published in such other newspaper(s) circulating generally in the United Kingdom, the United States or Canada, as the case may be, as TR Corporation shall determine). Any such notice shall be deemed given on the date of publication in such newspaper in the United Kingdom, the United States or Canada, as the case may be (or, where such advertisements are published on different dates, on the later of such dates).

8.4	The original counterparts of this Guarantee and of any related supplemental deeds shall be kept at, respectively, the principal place of business in the United States for the time being of TR Corporation and the principal place of business in the United Kingdom for the time being of TR PLC and shall be available for inspection there on reasonable notice during the normal business hours of that office.

9.	GENERAL

9.1	Prohibition and Enforceability

Any provision of, or the application of any provision of, this Guarantee which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

9.2	Further Assurances

TR Corporation and TR PLC shall take all steps, execute all documents and do everything reasonably required to give effect to their rights, liabilities and obligations contemplated by this Guarantee.

9.3	No Novation

Neither TR Corporation nor TR PLC may novate any of their rights, liabilities or obligations under this Guarantee, in whole or in part.

9.4	Counterparts

This Guarantee may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Delivery by a party of an executed counterpart of a signature page to this Guarantee by electronic communication shall be effective as delivery of a manually executed counterpart of this Guarantee.

9.5	Business Day

Where the day on which any thing is to be done is not a Business Day, that thing must be done on or by the Business Day following such day.

10.	LAW AND JURISDICTION

10.1	This Guarantee shall be governed by and construed in accordance with the laws of England.

10.2	The courts of England and Wales have exclusive jurisdiction to settle any dispute in connection with this Guarantee.

10.3	TR Corporation and TR PLC irrevocably submit to the jurisdiction of such courts and waive any objection to proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

IN WITNESS WHEREOF	)
)
EXECUTED as a DEED by	)
THOMSON REUTERS	)
CORPORATION (prior to the	)
Effective Date, The Thomson	)	/s/ Deirdre Stanley
Corporation) acting by Deirde Stanley and Linda J. Walker	)	Executive Vice President and General Counsel
who, in accordance with the laws of	)
the territory in which Thomson	)
Reuters Corporation is incorporated,	)
are acting under authority of	)
Thomson Reuters Corporation	)	/s/ Linda J. Walker
	)	Senior Vice President, Controller and Chief Accounting Officer

EXECUTED as a DEED by	)
THOMSON REUTERS PLC acting	)	/s/ David Thomson
by David Thomson	)	Director
and W. Geoffrey Beattie	)
	)	/s/ W. Geoffrey Beattie
	)	Director

SCHEDULE 1

EXHIBIT C
TR PLC GUARANTEE

THOMSON REUTERS PLC DEED OF GUARANTEE

THOMSON REUTERS PLC DEED OF GUARANTEE
This Deed of Guarantee (“Guarantee”) is made on April 17, 2008 between Thomson Reuters PLC (“TR PLC”) and Thomson Reuters Corporation (prior to the Effective Date, The Thomson Corporation) (“TR Corporation”) for the benefit of each Creditor (as defined below).
BACKGROUND
TR Corporation has agreed to acquire Reuters Group PLC by implementing the DLC Structure (as defined below). Pursuant to the DLC Structure, TR PLC is entering into this Guarantee in respect of certain obligations of TR Corporation (together with certain obligations of Principal Debtors (as defined below) to the extent guaranteed by TR Corporation) and TR Corporation is entering into the TR Corporation Guarantee (as defined below) in respect of certain obligations of TR PLC for the benefit of creditors of TR PLC.
THIS DEED WITNESSES as follows:
1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Guarantee:

“Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open for business in the City of Toronto, New York and London;

“Control” means:
(a)	when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person (in the case of TR Corporation or TR PLC, either alone or together with the other corporation) at the relevant time of shares of such corporation carrying more than the greater of (i) 50 per cent of the voting rights ordinarily exercisable at meetings of shareholders of such corporation and (ii) the percentage of voting rights ordinarily exercisable at meetings of shareholders of such corporation that are sufficient to elect a majority of the directors of such corporation; and

(b)	when applied to the relationship between a Person and a partnership, joint venture or other unincorporated entity, the beneficial ownership by such Person (in the case of TR Corporation or TR PLC, either alone or together with the other corporation) at the relevant time of more than 50 per cent of the ownership interests of the partnership, joint venture or other unincorporated entity in circumstances where it can reasonably be expected that such Person directs or has the power to direct the affairs of the partnership, joint venture or other unincorporated entity;
and the words “Controlled by”, “Controlling” and “under common Control with” and similar words have corresponding meanings; provided that a Person who Controls a corporation, partnership, joint venture or other unincorporated entity (the “second- mentioned Person”) shall be deemed to Control a corporation, partnership, joint venture or other unincorporated entity which is Controlled by the second-mentioned Person and so on;

“Creditor” means any Person to whom or to which any Obligation is owed;

“Cross-Guarantees” means, collectively, the TR Corporation Guarantee and this Guarantee;

“DLC Structure” means the dual listed company structure effected pursuant to the Equalization and Governance Agreement and the transactions contemplated thereby, including the Special Voting Share Agreement, the TR Corporation Articles and By-Laws, the TR PLC Memorandum and Articles and the Cross-Guarantees;

“Effective Date” means the date on which the TR PLC Ordinary Shares will be admitted to the Official List maintained by the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities;

“Equalization and Governance Agreement” means the Equalization and Governance Agreement dated as of April 17, 2008, between TR Corporation and TR PLC;

“Existing Obligation” means, in relation to:
(a)	any agreement or exclusion referred to in Clause 4;

(b)	any termination of this Guarantee; or

(c)	any amendment to this Guarantee,
any Obligation
(i)	incurred before; or

(ii)	arising at any time out of any credit or similar facility (whether committed or uncommitted) in effect at, the time at which the relevant agreement, exclusion, termination or amendment becomes effective;

“Governmental Agency” means a court of competent jurisdiction, any government or any governmental, regulatory, self-regulatory or administrative authority, agency, commission, body or other governmental entity and shall include any relevant competition authorities, the UK Panel on Takeovers and Mergers, the European Commission, the London Stock Exchange, the UK Listing Authority, the Canadian securities regulatory authorities, the TSX, the U.S. Securities and Exchange Commission, the NYSE and NASDAQ;

“LIBOR” means the rate of interest per annum which appears on page 3750 of the Telerate screen at approximately 11:00 a.m. (London time) on the date of determination; or if such Telerate screen is not available on the date of determination, then the last such published rate of interest per annum as near thereto as practicable;

“NASDAQ” means the National Association of Security Dealers, Inc. Automated Quotations System;

“NYSE” means the New York Stock Exchange, Inc.;

“Obligation” means:
(a)	any contractual obligation of TR Corporation or a Principal Debtor (to the extent guaranteed by TR Corporation) in existence at the Effective Date;

(b)	any other contractual obligation (whether actual or contingent, primary or secondary, or otherwise) incurred after the Effective Date by:
(i)	TR Corporation; or

(ii)	any Principal Debtor (to the extent guaranteed by TR Corporation); and
(c)	any other obligation of TR Corporation or a Principal Debtor whether entered into prior to or after the Effective Date which may be agreed to in writing after the date hereof between TR PLC and TR Corporation (in their absolute discretion), in which case a note of such obligation will be set out in Schedule 1, other than, in each case, any obligation:
(i)	to the extent that (without reference to the effect of this Guarantee) it is covered by the terms of any policy of insurance (or any indemnity in the nature of insurance) of which TR Corporation (or, where relevant, the Principal Debtor) has the benefit and which is in full force and effect;

(ii)	explicitly guaranteed in writing by TR PLC (otherwise than under this Guarantee) or for which TR PLC has agreed in writing to act as co-obligor or co-issuer;

(iii)	where the arrangement under which the obligation was or is incurred, or the terms of issue of the obligation, explicitly provided or provide(s) that the obligation is not to be an Obligation within the meaning of this Guarantee, or where the Creditor has explicitly agreed or explicitly agrees that the obligation is not to be an Obligation within the meaning of this Guarantee;

(iv)	owed to TR PLC or to any Subsidiary of TR PLC or to any of the Subsidiaries of TR Corporation, save where such obligation is owed expressly to any Subsidiary in its capacity as trustee for a registered occupational pension scheme;

(v)	of TR Corporation under or in connection with the TR Corporation Guarantee or any other guarantee by TR Corporation of any obligation of TR PLC or any Subsidiary of TR PLC;

(vi)	excluded from the scope of this Guarantee as provided in Clause 4 or Clause 5 provided that obligations previously excluded under Clause 4 may be agreed for re-inclusion pursuant to paragraph (c) above;

(vii)	consisting of an obligation to pay a Creditor an amount to compensate for any deduction or withholding for or on account of Tax from any payment to that Creditor, where no such deduction or withholding would be required as a result of payment being made by TR PLC under this Guarantee rather than by the relevant Principal Debtor under the guaranteed obligation;

(viii)	of TR Corporation under a guarantee to the extent that the guaranteed obligation of the Principal Debtor is not a contractual obligation or is of a type referred to in any of paragraphs (i) to (vii) of this definition; or

(ix)	owed to holders of TR Corporation Common Shares, in their capacity or otherwise flowing from their status as holders of such shares.
“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Principal Debtor” means, at any time, any Person any of whose obligations are at that time guaranteed by TR Corporation, other than by way of the TR Corporation Guarantee;

“Relevant Creditor” has the meaning given in Clause 3.1;

“Special Voting Share” means, in relation to TR Corporation, the TR Corporation Special Voting Share and, in relation to TR PLC, the TR PLC Special Voting Share;

“Special Voting Share Agreement” means the Special Voting Share Agreement, dated as of April 17, 2008, by and among TR Corporation, TR PLC, the TR Corporation Special Voting Share Trustee and the TR PLC Special Voting Share Trustee relating, inter alia, to how each Special Voting Share is to be voted;

“Subsidiary” with respect to any Person, means a Person Controlled by such Person;

“Tax” or “Taxes” means any taxes, levies, imposts, deductions, charges, withholdings or duties levied by any authority (including goods and services taxes, value added taxes and any other stamp and transaction duties) (together with any related interest, penalties, fines and expenses in connection with them);

“TR Corporation Articles” means the articles of incorporation of TR Corporation;

“TR Corporation Articles and By-Laws” means the TR Corporation Articles and the TR Corporation By-Laws;

“TR Corporation By-Laws” means the by-laws of TR Corporation;

“TR Corporation Common Shares” means the issued and outstanding common shares of TR Corporation from time to time, as the same may be subdivided or consolidated from time to time and any capital shares into which such common shares may be reclassified, converted or otherwise changed;

“TR Corporation Guarantee” means the deed of guarantee dated as of April 17, 2008 between TR Corporation and TR PLC whereby TR Corporation agrees to guarantee certain obligations of TR PLC for the benefit of creditors of TR PLC;

“TR Corporation Special Voting Share” means the special voting share in TR Corporation;

“TR Corporation Special Voting Share Trust” means the trust created by the TR Corporation Special Voting Share Trust Deed;

“TR Corporation Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of the TR Corporation Special Voting Share Trust, and includes any successor trustee of the TR Corporation Special Voting Share Trust;

“TR Corporation Special Voting Share Trust Deed” means the deed dated as of April 17, 2008 between TR Corporation, as settlor, and the TR Corporation Special Voting Share Trustee;

“TR PLC ADS” means each American Depository Share of TR PLC listed on NASDAQ, each of which represents six TR PLC Ordinary Shares;

“TR PLC Articles” means the articles of association of TR PLC;

“TR PLC Memorandum” means the memorandum of association of TR PLC;

“TR PLC Memorandum and Articles” means the TR PLC Memorandum and the TR PLC Articles;

“TR PLC Ordinary Shares” means the issued and outstanding ordinary shares in TR PLC from time to time (including the TR PLC Ordinary Shares underlying each TR PLC ADS), as the same may be subdivided or consolidated from time to time and any capital shares into which such ordinary shares may be reclassified, converted or otherwise changed;

“TR PLC Special Voting Share” means the special voting share of £500,000 (five hundred thousand pounds) in TR PLC;

“TR PLC Special Voting Share Trust” means the trust created by the TR PLC Special Voting Share Trust Deed;

“TR PLC Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of the TR PLC Special Voting Share Trust, and includes any successor trustee of the TR PLC Special Voting Share Trust;

“TR PLC Special Voting Share Trust Deed” means the deed dated as of April 17, 2008 between TR Corporation, as settlor, and the TR PLC Special Voting Share Trustee;

“TSX” means the Toronto Stock Exchange; and

“UK Listing Authority” means the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000.
1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.
(A)	The singular includes the plural and conversely.

(B)	One gender includes all genders.

(C)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(D)	A reference to a Clause or a Schedule is to a Clause of or Schedule to this Guarantee, and any such Schedule forms part of this Guarantee, unless otherwise indicated.

(E)	A reference to any agreement or document is to that agreement or document as amended, restated, novated, supplemented, varied or replaced from time to time, except to the extent expressly provided otherwise by this Guarantee.

(F)	A reference to any legislation (including any listing rules of a stock exchange or voluntary codes) or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all rules and regulations and statutory instruments issued under it.

(G)	“Written”, “writing” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(H)	Mentioning anything after “include”, “includes”, or “including” does not limit what else might be included. Where particular words are followed by general words, the general words are not limited by the particular.

(I)	A reference to a body other than TR PLC or TR Corporation (including any Government Agency), whether statutory or not:
(i)	which ceases to exist; or

(ii)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions.
(J)	All references to “time” are to the local time in the place where the relevant obligation is to be performed or right exercised.

(K)	References to “£” and “pound” are to British pounds sterling.

(L)	References to “party” or “parties” in this Guarantee or any other agreement, includes the party’s or parties’ successors and permitted assigns.
2.	EFFECT OF THIS GUARANTEE

This Guarantee shall take effect on the Effective Date as a deed and it is intended that each Creditor severally shall be entitled to benefit from the terms of this Guarantee pursuant to the terms of the Contracts (Rights of Third Parties) Act 1999 save that the parties hereto shall be entitled to make any variation or rescission of its terms, in accordance with its terms (including, without limitation, pursuant to Clause 4), without the consent of any Creditor or of any third party.

3.	GUARANTEE AND INDEMNITY

3.1	Subject to the terms of this Guarantee, TR PLC unconditionally and irrevocably undertakes and promises to TR Corporation that it shall, as a continuing obligation, make to the Creditor to whom or to which it is owed (the “Relevant Creditor”) the proper and punctual payment of each Obligation if for any reason TR Corporation does not make such payment on its due date. If for any reason TR Corporation does not make such payment on its due date, TR PLC shall pay the amount due and unpaid to the Relevant Creditor upon written demand upon TR PLC by the Relevant Creditor. In this Clause 3, references to the Obligations include references to any part of them.

3.2	The obligations of TR PLC under this Guarantee shall be continuing obligations and shall not be satisfied, discharged or affected by any intermediate payment or settlement of account.

3.3	In the event that TR PLC is required to make any payment to any Creditor pursuant to Clause 3.1 and/or Clause 3.10 and does make such payment, TR Corporation unconditionally and irrevocably agrees by way of a full indemnity (on an after-tax basis) to reimburse TR PLC in respect of such payments, including interest thereon (payable from the date of demand for payment both before and after default and judgment) at LIBOR, plus 20 basis points per annum.

3.4	A demand may not be made under this Guarantee without:
(A)	a demand first having been made by the Relevant Creditor on TR Corporation; and

(B)	to the extent, if any, that the terms of the relevant Obligation of TR Corporation (or the underlying obligation of the relevant Principal Debtor) require such recourse, recourse first being had to any other Person or to any security.
3.5	Unless otherwise provided in this Guarantee, the liabilities and obligations of TR PLC under this Guarantee shall remain in force notwithstanding any act, omission, neglect, event or matter which would not affect or discharge the liabilities of TR Corporation owed to the Relevant Creditor. Without prejudice to its generality, the foregoing shall apply in relation to:
(A)	anything which would have discharged TR PLC (wholly or in part) but not TR Corporation;

(B)	anything which would have offered TR PLC (but not TR Corporation) any legal or equitable defence; and

(C)	any winding-up, insolvency, dissolution and/or analogous proceeding of, or any change in constitution or corporate identity or loss of corporate identity by, TR Corporation or any other Person.
3.6	Sections 3(2) and (4) of the Contracts (Rights of Third Parties) Act 1999 shall not apply to this Guarantee and accordingly:
(A)	in respect of any claim against TR PLC by a Creditor, TR PLC shall not have available to it by way of defence or set-off any matter that arises from or in connection with this Guarantee, and which would have been available to TR PLC by way of defence or set-off if the proceedings had been brought against TR PLC by TR Corporation;

(B)	TR PLC shall not have available to it by way of defence or set-off any matter that would have been available to it by way of defence or set-off against the Creditor if the Creditor had been a party to this Guarantee; and

(C)	TR PLC shall not have available to it by way of counterclaim any matter not arising from this Guarantee that would have been available to it by way of counterclaim against the Creditor if the Creditor had been a party to this Guarantee.

3.7	Any discharge or release of any liabilities and obligations of TR PLC under this Guarantee, and any composition or arrangement which TR PLC may effect with any Creditor in respect of any such liabilities or obligations, shall be deemed to be made subject to the condition that it will be void to the extent that any or all of the payment or security which the Creditor may previously have received or may thereafter receive from any Person in respect of the relevant Obligations is set aside or reduced under any applicable law or proves to have been for any reason invalid.

3.8	Without prejudice to the generality of this Clause 3, and to Clause 3.9 in particular, none of the liabilities or obligations of TR PLC under this Guarantee shall be impaired by any Creditor:
(A)	agreeing with TR Corporation any composition, arrangement, variation of or departure from (however substantial) the terms of any Obligation and any such composition, arrangement, variation or departure shall, whatever its nature, be binding upon TR PLC in all circumstances; or

(B)	releasing or granting any time or any indulgence whatsoever to TR Corporation.
3.9	(A) Despite anything else in Clause 3, but subject to paragraph (B) below, if and to the extent that the Relevant Creditor (or any Person duly acting on behalf of the Relevant Creditor) at any time before or after the date of this Guarantee explicitly agrees with TR Corporation or grants to TR Corporation any discharge, release, composition, arrangement, variation, departure, time, indulgence or other limitation (whether as to amount, recourse or otherwise) of any kind in respect of any Obligation, it shall automatically operate for the benefit of, and be binding upon, TR PLC to the same extent.

(B)	Despite anything else in this Guarantee (including Clause 3.8), no composition, arrangement, variation of or departure from the terms of any Obligation (or any underlying obligation of any Principal Debtor) agreed with TR Corporation or any Principal Debtor, as applicable, after termination of this Guarantee or exclusion of that Obligation from the scope of this Guarantee shall be binding on TR PLC (or extend its liabilities and obligations under this Guarantee) except to the extent, if any, that:
(i)	TR PLC explicitly agrees in writing to that composition, arrangement, variation or departure at the same time as TR Corporation or that Principal Debtor; or

(ii)	it reduces TR PLC’s obligations or liability under this Guarantee.
3.10	Subject to Clause 3.4, as a separate, additional and continuing obligation, TR PLC unconditionally and irrevocably agrees that, should any Obligation not be recoverable from TR PLC under Clause 3.1 as a result of the Obligation becoming void, voidable or unenforceable against TR Corporation, TR PLC will, as a sole, original and independent obligor, make payment of the Obligation to the Relevant Creditor by way of a full indemnity on the due date provided for payment by the terms of the Obligation.

3.11	TR PLC shall, if requested by TR Corporation, (i) enter into agreements to act as a co-issuer or co-borrower with respect to any Obligation of TR Corporation or (ii) execute and deliver a separate guarantee agreement of any Obligation of TR Corporation, in each case, on terms satisfactory to TR PLC and TR Corporation. If TR PLC enters into such agreements with respect to any Obligation of TR Corporation, TR PLC and TR Corporation may agree that such Obligation shall be excluded from the scope of this Guarantee in accordance with Clause 4.

4.	EXCLUSION OF CERTAIN OBLIGATIONS

4.1	Subject to Clauses 4.2 and 4.3, TR PLC and TR Corporation may at any time agree that obligations of a particular type, or a particular obligation or particular obligations, incurred after the time at which such exclusion becomes effective shall be excluded from the scope of this Guarantee (and shall not be “Obligations” for the purpose of this Guarantee) with effect from such future time (being at least three months after the date on which notice of the relevant exclusion is given in accordance with Clause 8.2 or, where the Obligation is a particular obligation, at least five Business Days, or such shorter period as the relevant Creditor may agree, after the date on which notice of the relevant exclusion is given in accordance with Clause 4.5) as they may agree.

4.2	No agreement or exclusion under Clause 4.1 shall be effective with respect to any Existing Obligation.

4.3	No agreement or exclusion under Clause 4.1 shall be effective unless and until TR PLC and TR Corporation enter into a supplemental deed specifying the relevant exclusion and the time at which it is to become effective.

4.4	Notice of any exclusion under Clause 4.1 of obligations of a particular type, of the time at which such exclusion is to become effective, and of the date of the related supplemental deed, shall be given by TR PLC in accordance with Clause 8.3.

4.5	Notice of any exclusion under Clause 4.1 of a particular obligation and of the time at which it is to become effective shall be given to the relevant Creditor in writing addressed to that Creditor at the last address of that Creditor known to TR PLC and shall be effective when delivered to that address. It shall not be necessary for the related supplemental deed to have been entered into before that notice is sent, nor for the notice to state the date of the related supplemental deed.

4.6	TR PLC may provide a consent on behalf of TR Corporation and/or the Creditors or any of them to the capital reduction to be undertaken by it on or around 22 April 2008 pursuant to Part V, Chapter IV of the Companies Act 1985, and such consent may be on such terms as TR PLC may (in its absolute discretion) determine or a court may require and this Guarantee is subject to such capital reduction.

5.	TERMINATION

5.1	Subject to Clause 5.3, this Guarantee shall automatically terminate if, and with effect from, the same time as:

(A)	the Equalization and Governance Agreement terminates or otherwise ceases to have effect;

(B)	the TR Corporation Guarantee terminates or otherwise ceases to have effect; or

(C)	a resolution is passed or an order is made for the liquidation or winding up of TR Corporation or a receiver or a similar Person is appointed in respect of all its property, assets or undertakings.
5.2	Subject to Clause 5.3, TR PLC may at any time terminate this Guarantee, by giving notice under Clause 8.1 with effect from such future time, if approved by a Class Rights Action (as defined in the Equalization and Governance Agreement).

5.3	No termination shall be effective with respect to any Existing Obligation.

5.4	Notice of any automatic termination under Clause 5.1, or of any termination under Clause 5.2 and of the time at which it became effective, shall be given by TR PLC in accordance with Clause 8.3 within 10 Business Days of such termination.

6.	AMENDMENTS

6.1	Subject to Clause 6.2 and Clause 6.3:
(A)	any amendments to this Guarantee which are formal or technical in nature and which are not materially prejudicial to the interests of the shareholders of either TR Corporation or TR PLC or are necessary to correct any inconsistency or manifest error may be agreed between TR PLC and TR Corporation; and

(B)	any other amendments to this Guarantee shall be effective only if approved by a Class Rights Action (as defined in the Equalization and Governance Agreement).
6.2	No amendment under Clause 6.1 shall be effective with respect to any Existing Obligation.

6.3	No amendment under Clause 6.1 shall be effective unless and until TR PLC and TR Corporation enter into a supplemental deed specifying the relevant amendment and the time at which it is to become effective.

6.4	Notice of any amendment under Clause 6.1 of the time at which it is to become effective, and of the date of the related supplemental deed, shall be given by TR PLC in accordance with Clause 8.3.

7.	CURRENCY

7.1	All payments to be made under this Guarantee shall be made in the currency or currencies in which the Obligations are expressed to be payable by TR Corporation.

7.2	If, under any applicable law, whether as a result of a judgment against TR PLC or TR Corporation or the liquidation of TR PLC or TR Corporation or for any other reason, any payment under or in connection with this Guarantee is made or is recovered in a currency (the “other currency”) other than that in which it is required to be paid under the terms of the relevant Obligation (the “agreed currency”) then, to the extent that the payment to the Creditor (when converted at the rate of exchange on the date of payment, or in the case of a liquidation, the latest date for the determination of liabilities permitted by the applicable law) falls short of the amount due and unpaid in respect of that Obligation, TR PLC agrees that it shall, as a separate and independent obligation, fully indemnify the Creditor against the amount of the shortfall, and for the purposes of this Clause 7, “rate of exchange” means the spot rate at which the Creditor is able on the relevant date to purchase the agreed currency with the other currency.

8.	NOTICES

8.1	Any notice to or demand upon TR PLC under this Guarantee shall be in writing addressed to it at its principal place of business in the United Kingdom for the time being (marked for the attention of the Chief Financial Officer, with a copy sent to the General Counsel) and shall be effective when delivered to that principal place of business.

8.2	Any notice to or demand upon TR Corporation under this Guarantee shall be in writing addressed to it at its principal place of business in the United States for the time being (marked for the attention of the Chief Financial Officer, with a copy sent to the General Counsel) and shall be effective when delivered to that principal place of business.

8.3	Any notice by TR PLC under Clause 4.4, 5.4 or 6.4 shall be given by advertisements in the Financial Times (London Edition), the Wall Street Journal and The Globe and Mail (National Edition) (but, if at any time TR PLC determines that advertisement in such newspaper(s) is not practicable, the relevant advertisement shall instead be published in such other newspaper(s) circulating generally in the United Kingdom, the United States or Canada, as the case may be, as TR PLC shall determine). Any such notice shall be deemed given on the date of publication in such newspaper in the United Kingdom, the United States or Canada, as the case may be (or, where such advertisements are published on different dates, on the later of such dates).

8.4	The original counterparts of this Guarantee and of any related supplemental deeds shall be kept at, respectively, the principal place of business in the United Kingdom for the time being of TR PLC and the principal place of business in the United States for the time being of TR Corporation and shall be available for inspection there on reasonable notice during the normal business hours of that office.

9.	GENERAL

9.1	Prohibition and Enforceability

Any provision of, or the application of any provision of, this Guarantee which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

9.2	Further Assurances

TR PLC and TR Corporation shall take all steps, execute all documents and do everything reasonably required to give effect to their rights, liabilities and obligations contemplated by this Guarantee.

9.3	No Novation

Neither TR PLC nor TR Corporation may novate any of their rights, liabilities or obligations under this Guarantee, in whole or in part.

9.4	Counterparts

This Guarantee may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Delivery by a party of an executed counterpart of a signature page to this Guarantee by electronic communication shall be effective as delivery of a manually executed counterpart of this Guarantee.

9.5	Business Day

Where the day on which any thing is to be done is not a Business Day, that thing must be done on or by the Business Day following such day.

10.	LAW AND JURISDICTION

10.1	This Guarantee shall be governed by and construed in accordance with the laws of England.

10.2	The courts of England and Wales have exclusive jurisdiction to settle any dispute in connection with this Guarantee.

10.3	TR Corporation and TR PLC irrevocably submit to the jurisdiction of such courts and waive any objection to proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

IN WITNESS WHEREOF

EXECUTED as a DEED by	)	/s/ David Thomson

THOMSON REUTERS PLC	)	Director
acting by David Thomson and W. Geoffrey Beattie	)
	)	/s/ W. Geoffrey Beattie

	)	Director
)
EXECUTED as a DEED by	)
THOMSON REUTERS CORPORATION	)
(prior to the Effective Date, The Thomson
Corporation) acting
by Deirdre Stanley and Linda J. Walker who, in	)	/s/ Deirdre Stanley

accordance with the laws of the	)	Executive Vice President and General Counsel
territory in which Thomson Reuters	)
Corporation is incorporated, are acting under	)	/s/ Linda J. Walker

the authority of Thomson Reuters Corporation	)	Senior Vice President, Controller and Chief
	)	Accounting Officer

SCHEDULE 1

EXHIBIT D
SPECIAL VOTING SHARE AGREEMENT

THOMSON REUTERS CORPORATION
— and —
THOMSON REUTERS PLC
— and —
COMPUTERSHARE TRUST COMPANY OF CANADA
SPECIAL VOTING SHARE AGREEMENT
April 17, 2008

SPECIAL VOTING SHARE AGREEMENT
          THIS AGREEMENT (the “Agreement”) is dated as of April 17, 2008
BETWEEN

THOMSON REUTERS CORPORATION, an Ontario corporation having its registered office at Suite 2706, Toronto—Dominion Bank Tower, Toronto—Dominion Centre, Toronto, Ontario M5K 1A1, Canada

(“Thomson Reuters Corporation”)

— and —

THOMSON REUTERS PLC, a company incorporated in England and Wales (Registered No 6141013) and having its registered office at First Floor, The Quadrangle, 180 Wardour Street, London, W1A 4YG, United Kingdom

(“Thomson Reuters PLC”)

— and —

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada having its registered office at 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, Canada

(the “Trustee”)
RECITALS
A.	Thomson Reuters Corporation and Reuters Group PLC (“Reuters”) are parties to the Implementation Agreement pursuant to which Thomson Reuters Corporation has agreed to acquire Reuters by implementing the DLC Structure.

B.	The Trustee will hold the Thomson Reuters Corporation Special Voting Share (as defined below) under the terms of the TR Corporation Special Voting Share Trust Deed and will hold the Thomson Reuters PLC Special Voting Share (as defined below) under the terms of the TR PLC Special Voting Share Trust Deed.

C.	The Trustee has agreed to perform its obligations under this Agreement in connection with its holding of the Thomson Reuters Corporation Special Voting Share and the Thomson Reuters PLC Special Voting Share.

SPECIAL VOTING SHARE AGREEMENT
D.	Recitals A and B are made as representations and statements of fact by Thomson Reuters Corporation and Thomson Reuters PLC and not by the Trustee.
               NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows.
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1 Definitions
(a)	In this Agreement:
(i)	“default” has the meaning attributed thereto in section 3.7(d);

(ii)	“Equalization Agreement” means the Equalization and Governance Agreement, dated as of April 17, 2008, between Thomson Reuters Corporation and Thomson Reuters PLC;

(iii)	“Equivalent Resolution” means, in relation to a resolution of Thomson Reuters Corporation, a resolution of Thomson Reuters PLC that is certified by a duly authorized officer of Thomson Reuters PLC as equivalent in nature and effect to such resolution of Thomson Reuters Corporation and, in relation to a resolution of Thomson Reuters PLC, a resolution of Thomson Reuters Corporation that is certified by a duly authorized officer of Thomson Reuters Corporation as equivalent in nature and effect to such resolution of Thomson Reuters PLC;

(iv)	“Parallel Shareholder Meeting” means, in relation to a meeting of the shareholders of Thomson Reuters Corporation or Thomson Reuters PLC (the “first-mentioned company”), any meeting of the shareholders of the other company (the “second-mentioned company”) which is:

SPECIAL VOTING SHARE AGREEMENT
(A)	nearest in time to, or is contemporaneous with, such meeting of the shareholders of the first-mentioned company and at which some or all of the Equivalent Resolutions are to be considered; or

(B)	designated by the board of directors of the second-mentioned company as the parallel meeting of shareholders of the second-mentioned company in respect of such meeting of shareholders of the first-mentioned company;
(v)	“Privacy Laws” has the meaning attributed thereto in section 4.3;

(vi)	“Thomson Reuters Corporation Special Voting Share” means the special voting share in Thomson Reuters Corporation, from and after the time such share has been validly issued; and

(vii)	“Thomson Reuters PLC Special Voting Share” means the special voting share of £500,000 (five hundred thousand pounds) in Thomson Reuters PLC, from and after the time such share has been validly allotted and issued.
(b)	Capitalized terms in this Agreement not otherwise defined are as defined herein in the Equalization and Governance Agreement.

(c)	Headings are for convenience only and do not affect interpretation. The rules of interpretation set out in Section 1.2 of the Equalization and Governance Agreement apply mutatis mutandis in this Agreement unless the context requires otherwise.
ARTICLE 2
OBLIGATIONS OF TRUSTEE
2.1 Attendance at Shareholders’ Meetings
(a)	In its capacity as holder of the Thomson Reuters Corporation Special Voting Share, the Trustee shall attend (through a duly authorized representative) or be

SPECIAL VOTING SHARE AGREEMENT
represented by proxy at every meeting of shareholders of Thomson Reuters Corporation, including meetings of the holders of any class or series of shares.
(b)	In its capacity as holder of the Thomson Reuters PLC Special Voting Share, the Trustee shall attend (through a duly authorized representative) or be represented by proxy at every meeting of shareholders of Thomson Reuters PLC, including meetings of the holders of any class or series of shares.
2.2 Exercise of Voting Rights attached to the Thomson Reuters Corporation Special Voting Share
(a)	The Trustee shall exercise the voting rights attached to the Thomson Reuters Corporation Special Voting Share under the TR Corporation Articles on all resolutions to approve Joint Electorate Actions or Class Rights Actions submitted to a vote at meetings of shareholders of Thomson Reuters Corporation. For the avoidance of doubt, the Trustee shall exercise no discretion as to whether, or how, to exercise the voting rights attached to the Thomson Reuters Corporation Special Voting Share or in respect of any other material matter arising hereunder.

(b)	The Trustee shall be entitled to rely on a certificate from a duly authorized officer of Thomson Reuters Corporation that any resolution of Thomson Reuters Corporation is made in accordance with the TR Corporation Articles and By-Laws and Applicable Laws and that a resolution considered at the Parallel Shareholder Meeting is the Equivalent Resolution to such resolution (including any amendments or variations thereto).
2.3 Exercise of Voting Rights attached to the Thomson Reuters PLC Special Voting Share
(a)	The Trustee shall exercise the voting rights attached to the Thomson Reuters PLC Special Voting Share under the TR PLC Articles on all resolutions to approve Joint Electorate Actions or Class Rights Actions submitted to a vote at meetings of shareholders of Thomson Reuters PLC. For the avoidance of doubt, the Trustee shall exercise no discretion as to whether, or how, to exercise the voting

SPECIAL VOTING SHARE AGREEMENT
rights attached to the Thomson Reuters PLC Special Voting Share or in any respect of other material matter arising hereunder.
(b)	The Trustee shall be entitled to rely on a certificate from a duly authorized officer of Thomson Reuters PLC that any resolution of Thomson Reuters PLC is made in accordance with the TR PLC Articles and Applicable Laws and that a resolution considered at the Parallel Shareholder Meeting is the Equivalent Resolution to such resolution (including any amendments or variations thereto).
2.4 Procedural Resolutions
          The Trustee shall be entitled to rely on a determination by the individual acting as chair of a meeting of shareholders of Thomson Reuters Corporation or Thomson Reuters PLC that a particular resolution is a Procedural Resolution.
2.5 Separate Class Votes
(a)	In the event that the holder of the Thomson Reuters Corporation Special Voting Share is required by Applicable Laws to vote separately as a class on any resolution of Thomson Reuters Corporation, the Trustee shall:
(i)	cast the vote attached to the Thomson Reuters Corporation Special Voting Share in favour of that resolution if it has been approved by the holders of TR Corporation Common Shares in accordance with the TR Corporation Articles and By-Laws and Applicable Laws; and

(ii)	cast the vote attached to the Thomson Reuters Corporation Special Voting Share against that resolution if it has not been approved by the holders of TR Corporation Common Shares in accordance with the TR Corporation Articles and By-Laws and Applicable Laws.
(b)	In the event that the holder of the Thomson Reuters PLC Special Voting Share is required by Applicable Laws to vote separately as a class on any resolution of Thomson Reuters PLC, the Trustee shall:

SPECIAL VOTING SHARE AGREEMENT
(i)	cast the vote attached to the Thomson Reuters PLC Special Voting Share in favour of that resolution if it has been approved by the holders of TR PLC Ordinary Shares in accordance with the TR PLC Articles and Applicable Laws; and

(ii)	cast the vote attached to the Thomson Reuters PLC Special Voting Share against that resolution if it has not been approved by the holders of TR PLC Ordinary Shares in accordance with the TR PLC Articles and Applicable Laws.
ARTICLE 3
CONCERNING THE TRUSTEE
3.1 Remuneration
(a)	Thomson Reuters Corporation and Thomson Reuters PLC jointly and severally covenant that they will pay to the Trustee reasonable remuneration for the performance of its obligations under this Agreement and will pay all costs, charges and expenses properly incurred by the Trustee in connection with the performance of its obligations under this Agreement, on demand by the Trustee.

(b)	Any amount due under this section 3.1 and unpaid 30 days after request for such payment shall bear interest from the expiration of such 30 days at a rate per annum equal to the rate charged by the Trustee from time to time and as agreed to between the Trustee, Thomson Reuters Corporation and Thomson Reuters PLC, payable on demand.
3.2 Automatic Amendment
               Upon the removal or resignation of the Trustee, this Agreement will be automatically amended to delete any reference to the name of the Trustee so removed or resigned and to substitute therefor the name of the successor trustee.

SPECIAL VOTING SHARE AGREEMENT
3.3 Indemnification of the Trustee
          The Trustee, its directors, officers, employees or agents will at all times be indemnified and saved harmless by Thomson Reuters Corporation and Thomson Reuters PLC, jointly and severally, from and against all claims whatsoever, including, without limitation, legal fees and disbursements on a solicitor client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted from or in relation to the execution of its duties as Trustee or which it sustains or incurs in or about or in relation to this Agreement. The foregoing provisions of this section 3.3 do not apply to the extent that in any circumstances there has been wilful misconduct or gross negligence by the Trustee or its directors, officers, employees or agents. Notwithstanding any other provision hereof, this indemnity will survive the removal or resignation of the Trustee and the termination of this Agreement.
3.4 Reliance upon Documents
          The Trustee may rely and act upon and shall not incur any liability to anyone in acting upon any signature, instrument, notice, resolution, request, consent, order, bond, report, opinion, certificate or other document or paper reasonably believed by it in good faith to be genuine and reasonably believed by it in good faith to be signed by the proper party or parties. The Trustee may accept in good faith a certified copy of a resolution of the board of directors or other governing body of any corporate body as conclusive evidence that such resolution has been duly adopted by such body and that the same is in full force and effect. As to any fact or matter the manner of ascertainment of which is not specifically prescribed herein, the Trustee may for all purposes hereof in taking action or omitting to take action rely on an officer’s certificate of the relevant party as to such fact or matter, and such officer’s certificate shall constitute full protection to the Trustee for any action taken or omitted to be taken by it in good faith in reliance thereon.

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3.5 Reliance upon Advice
          In connection with the Trustee’s obligations hereunder, the Trustee may perform its powers and duties hereunder directly or through agents or attorneys, and may consult with and rely and act upon counsel, accountants, other professional advisors and other skilled persons selected and employed by it, and the Trustee shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the written advice or opinion within the scope of the competence of any such counsel, accountants, other professional advisors or other skilled persons and not contrary to any express and unambiguous provision in this Agreement (if, as applicable, such counsel, accountants, other professional advisors or other skilled person was aware that the Trustee was receiving and relying upon advice in its capacity as the Trustee). The Trustee shall not be liable for the default, misconduct or negligence of any agent or attorney appointed and supervised by it with due care.
3.6 Provisions Regarding Liability
          Any written instrument creating an obligation of the Trustee will be conclusively deemed to have been executed by the Trustee only in its capacity as Trustee under this Agreement and:
(a)	any and all of the representations, warranties, undertakings, covenants, indemnities, agreements and other obligations made on the part of the Trustee therein are made and intended not as personal representations, warranties, undertakings, covenants, indemnities, agreements and other obligations by the Trustee or for the purpose or with the intention of binding the Trustee in its personal capacity;

(b)	no property or assets of the Trustee, whether owned beneficially by it in its personal capacity or otherwise are intended to be subject to levy, execution or other enforcement procedures with regard to any of the representations, warranties, undertakings, covenants, indemnities, agreements and other obligations of the Trustee thereunder; and

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(c)	no recourse is intended to be had or taken, directly or indirectly against the Trustee in its personal capacity, or any director, officer, employee or agent of the Trustee with regard to the representations, warranties, undertakings, covenants, indemnities, agreements and other obligations of the Trustee thereunder;
provided that the foregoing limitations will not apply to the extent that there has been any wilful misconduct by or gross negligence of the Trustee.
3.7 Protection of Trustee
(a)	The Trustee shall not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any security deposited with it.

(b)	Notwithstanding anything contained herein to the contrary, the Trustee shall not be required to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder.

(c)	The Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof.

(d)	The Trustee shall not be required to take notice of any failure by it in the exercise of its powers or the carrying out of its obligations hereunder (a “default”), unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee. In the absence of any such notice, the Trustee may for all purposes of this Agreement conclusively assume that no default has been made, and no such notice shall in any way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to such default.
3.8 Trustee Not Bound To Act
               The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole

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judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to each of Thomson Reuters Corporation and Thomson Reuters PLC provided that:
(a)	the Trustee’s written notice shall describe the circumstances of such non-compliance; and

(b)	if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.
ARTICLE 4
GENERAL
4.1 Termination
(a)	This Agreement shall automatically terminate upon termination of the Equalization and Governance Agreement in accordance with its terms.

(b)	Either Thomson Reuters Corporation or Thomson Reuters PLC shall advise the Trustee of such termination no later than 30 days after such termination.
4.2 Regulatory Filings
               The parties to this Agreement shall co-operate with each other from time to time to ensure that all information necessary or desirable for the making of (or responding to any requests for further information with respect to) any notifications or filings made in respect of this Agreement, or the transactions contemplated by this Agreement, is supplied to the party dealing with such notifications and filings and that they are properly, accurately and promptly made.

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4.3 Compliance with Privacy Laws
               The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, the “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, none of the parties shall knowingly take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. Each of Thomson Reuters Corporation and Thomson Reuters PLC shall, prior to transferring or causing to be transferred personal information to the Trustee, take commercially reasonable efforts to obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have reasonably determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees:
(a)	to have a designated chief privacy officer;

(b)	to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry;

(c)	to use personal information solely for the purposes of providing its services under or ancillary to this Agreement and not to use it for any other purpose except with the consent of or direction from each of Thomson Reuters Corporation and Thomson Reuters PLC or the individual involved;

(d)	not to sell or otherwise improperly disclose personal information to any third party; and

(e)	to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

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4.4 No Assignment
          None of the parties may assign any of its rights or obligations under this Agreement in whole or in part without the approval of the other parties.
4.5 No Waiver
          No waiver by a party of any provisions or of any breach of any term or covenant contained in this Agreement, in one or more instances, shall be deemed to be or construed as a further or continuing waiver of any other condition or provision (whether or not similar) or of any breach of any other term or covenant contained in this Agreement.
4.6 Invalidity of Provisions
          Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. The parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic and substantive effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.
4.7 Amendment
          Any amendment to or termination of this Agreement shall be made in writing signed by duly authorized representatives of Thomson Reuters Corporation, Thomson Reuters PLC and the Trustee. Any amendments to this Agreement which are formal or technical in nature and which are not materially prejudicial to the interests of the shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC or are necessary to correct any inconsistency or manifest error may be agreed between the parties. Any other amendment to this Agreement shall, for the avoidance of doubt, require approval by a Class Rights Action.
4.8	Enurement
          This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

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4.9 Notices
          Notices, requests, instructions, approvals by the parties, or other documents to be given under this Agreement shall be in writing and shall be deemed given (i) when sent if sent by electronic media and receipt is promptly confirmed by telephone confirmation thereof; or (ii) when delivered, if delivered personally to the intended recipient or sent by overnight delivery via an international courier service, and in each case, addressed to such party or parties at such address or addresses as each party shall notify in writing to the other party at the address given at the head of this Agreement or thereafter at the relevant address for notification from time to time.
4.10 Counterparts
          This Agreement may be entered into in any number of counterparts, all of which taken together, shall constitute one and the same instrument. Any party may enter into this Agreement by signing any such counterpart.
4.11 Governing Law
          This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
4.12 Submission to Jurisdiction
          Any suit, action or proceeding against any of the parties or any of its assets arising out of or relating to this Agreement may be brought in a competent court of the Province of Ontario, and each of the parties hereby irrevocably and unconditionally attorns and submits to the non-exclusive jurisdiction of such court over the subject matter of any such suit, action or proceeding. Each of the parties irrevocably waives and agrees not to raise any objection it might now or hereafter have to any such suit, action or proceeding in any such court including any objection that the place where such court is located is an inconvenient forum or that there is any other suit, action or proceeding in any other place relating in whole or in part to the same subject matter.
4.13 Specific Performance
          The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an

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injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court in the Province of Ontario, this being in addition to any other remedy to which they are entitled at law or in equity.
4.14 Further Assurance
          Each of the parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.
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          IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

THOMSON REUTERS CORPORATION

by:	/s/ Deirdre Stanley

Name: Deirdre Stanley
Title: Executive Vice President and General Counsel

THOMSON REUTERS PLC

by:	/s/ W. Geoffrey Beattie

Name: W. Geoffrey Beattie
Title: Director

COMPUTERSHARE TRUST COMPANY OF CANADA

by:	/s/ Patricia Wakelin

Name: Patricia Wakelin
Title: Professional, Corporate Trust

by:	/s/ Danny Snider

Name: Danny Snider
Title: Professional, Corporate Trust